Form 20-F
period 2005-12-31
Sutcliffe Resources Ltd.
filed 2006-07-17
CIK 1341313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[           ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[ x ] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

[           ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________

[           ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _____________

Commission File Number: 0-51570

SUTCLIFFE RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or organization)

625 Howe Street, Suite #420, Vancouver, BC, Canada V6C 2T6
(Address of principal executive officers)

Securities to registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the riod covered by the annual report: 28,191,625

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes [           ] No [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities act of 1934
Yes [           ] No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past ninety days.
Yes[ x ] No [           ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer [           ]                Accelerated filer [           ]                   Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ x ] Item 18 [           ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act]
Yes [           ] No [ x ]

INTRODUCTION

          Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia]) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.". The Company has no subsidiaries.

          In this Annual Report, the “Company”, "we", "our", and "Sutcliffe" refer to Sutcliffe Resources Ltd., (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. The Company’s principal corporate offices are located at 625 Howe Street, Suite #420, Vancouver, British Columbia, Canada V6C 2T6. The Company’s telephone number is 604-608-0223.

BUSINESS OF SUTCLIFFE RESOURCES LTD.

          Sutcliffe Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties in Canada. Historically, the Company had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. Currently, the Company is in the process of reactivating its operations and as such has acquired interests in the Harrison Lake Nickel Copper Massive Sulfide Project and in the Beale Lake Property in British Columbia and is searching for interests in other exploration properties and projects. The ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing.

          There are no known proven reserves of minerals on the Company’s properties. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. At present, The Company is principally involved in the exploration of several mineral properties. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

          In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 20-F contains forward-looking statements principally in Item 4 - Information on the Company and Item 5 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual

Report under Item 3 - “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

ITEM 1. IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A Directors and Senior Management

Not Applicable

1.B Advisors

Not Applicable

1.C Auditors

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

3.A.1 Selected Financial Data

The selected financial data of the Company for fiscal years 2005/2004/2003/2002 ended December 31st was derived from the audited financial statements of the Company. BDO Dunwoody LLP audited the Company’s financial statements for fiscal year 2005. Gordon K.W. Gee Ltd., independent Chartered Accountant, audited the Company’s financial statements for fiscal years 2004, 2003 and 2002. Financial information for the period prior to fiscal year 2002 is not meaningful as the Company was inactive at that time.

The selected financial data should be read in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 below is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements attached hereto.

Table No. 1
Selected Financial Data

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	2005	2004	2003	2002
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil
Loss for the Period	$926,656	$105,843	$224,806	$125,909
Basic Loss per Share	$0.05	$0.01	$0.09	$0.05
Dividends per Share	Nil	Nil	Nil	Nil
Weighted. Average Shares	17,338,237	9,366,343	2,412,500	2,412,500
Period-end Shares	28,191,625	11,633,900	2,412,500	2,412,500

Working Capital (Deficit)	$978,540	($337,252)	($139,519)	($877,429)
Mineral Properties	$2,608,898	$357,680	$129,585	Nil
Long-Term Debt	Nil	Nil	Nil	Nil
Capital Stock	$9,614,917	$5,753,710	$4,631,400	$4,631,400
Accumulated Deficit	$6,782,438	$5,855,782	$5,749,939	$5,525,133
Total Assets	$3,884,169	$472,366	$263,838	$16,285

U.S. GAAP

Net Loss	$3,177,874	$333,938	$354,391	$125,909
Loss Per Share	$0.18	$0.04	$0.15	$0.05
Weighted Average Shares	17,338,237	9,366,343	2,412,500	2,412,500
Shareholder’s Equity (Deficit)	$389,083	($337,252)	($1,125,624)	($877,429)
Total Assets	$1,275,271	$114,686	$134,253	$16,285
Mineral Properties	Nil	Nil	Nil	Nil
Accumulated Deficit	$9,391,336	$6,213,462	$5,879,524	$5,525,133

3.A.3 Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 below sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar periods ended December 31st, the average rates for the period, and the range of high, low and close rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months and the range of high, low and close rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The yearly average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
Canadian/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/05	$1.19	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.58
Year Ended 12/31/01	$1.55	$1.56	$1.44	$1.50

May 2006	-	$1.12	$1.10	$1.11
April 2006	-	$1.17	$1.12	$1.12
March 2006	-	$1.17	$1.13	$1.16
February 2006	-	$1.16	$1.14	$1.14
January 2006	-	$1.17	$1.14	$1.14
December 2005	-	$1.17	$1.15	$1.17

The exchange rate was $ 1.124 on June 26, 2006.

3.B Capitalization and Indebtedness

Not Applicable

3.C Reason For The Offer And Use of Proceeds

Not Applicable

3.D Risk Factors

The Company Has Only a Limited Operating History to Date Which Could Lead to a Lack of Business Growth and Profitability

The Company has a limited operations history. The Company has never paid dividends nor do we have any present expectation to pay dividends in the near future. The Company is in the early stage of its business and therefore will be subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. For the foreseeable future, the Company expects to commit significant financial resources to exploration of potential mineral properties. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of mining exploration. Should we not be successful in conducting its business in light of these risks and difficulties, it could be forced to cease operations.

Speculative Nature of Mineral Exploration and Development Activities Could Lead to Unsuccessful Exploration Efforts That Could Result in Sutcliffe Ceasing Operations

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in commercial quantity and quality to return a profit from production. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

The properties in which we have an interest in are in the exploratory stage only and are without a proven body of ore. Should our current and prospective exploration projects not result in the discovery of commercially mineable ore deposits over a extended number of years, this circumstance could ultimately result in our having to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Actual Mining Results May Differ From Estimates and Negatively Impact Sutcliffe’s Profitability

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. These factors could negatively affect the Company’s future revenue potential and/or profitability.

Required Funding May Not Be Available in Quantities or at Times Desired by the Company Which Could Lead to Sutcliffe Ceasing Operations

If the Company is successful in acquiring properties in the exploration stage of its development, we, in the short term, will accordingly have no source of operating cash flow from these properties. The Company intends to raise additional funds, principally through the sale of its securities, to complete future projects. There is no assurance that we will be able to raise additional funds on terms desirable by management or on a timely basis. The development of any ore deposits, if such are located, depends on the Company's ability to obtain financing through equity financing or other means, such as debt financing or joint ventures. If the Company's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. Should the Company not be able to secure required funding, it would adversely impact our ability to explore, develop and accrue the intended benefits of our mineral properties.

The Company is Dependent on Distributions of its Securities in Order Raise Capital to Sustain Operations Which Could Result in Further Dilution to Sutcliffe Shareholders

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The Company’s accumulated deficit, as of December 31, 2005 and 2004, since its inception is according to Canadian GAAP, $6,782,438 and $5,855,782, respectively. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares or debt instruments. Any future additional equity financing would cause dilution to current stockholders.

Environmental and Regulatory Issues May Negatively Affect the Company’s Ability to Conduct Operations as a Consequence of Negative Governmental Enforcement Actions and Increased Expenditures

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could negatively affect results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Significantly large increases in capital expenditures resulting from any of the above factors could force us to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Operating Hazards and Risks Could Negatively Affect Results of Operations Which Could lead to Sutcliffe Ceasing Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company's operations will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon our financial condition and lead to a cessation of operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Sutcliffe Faces Significant Competition For Acquisition of Mineral Properties and it May Not be Able to Successfully Acquire Future Prospective Properties Which Could Restrict Business Growth

Our major competitors will principally be large multinational companies, many of which are substantially larger than us, with significantly greater resources available for acquisition and research and development programs. In certain aspects of its business, we will also compete with a number of other small companies that like Sutcliffe have certain competitive advantages such as low overhead costs and specialized regional strengths.

In addition, significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than us, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Should our proposed exploration and acquisition activities not yield any reserves or result in any commercial mining operation, the Company could cease operations.

Fluctuations in Commodity Prices Could Adversely Affect the Company’s Results of Operations and Cash Flow leading to Fluctuations in its Stock Price.

The profitability, if any, in any mining operation in which the Company may acquire an interest will be significantly affected by changes in the market price of precious metals and base metals which fluctuate on a daily basis and are affected by numerous factors beyond our control including, but not limited to international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, and speculative activities. As a consequence, the economic performance of the Company, once operational, could be materially affected from quarter-to-quarter or year-to-year, which may result in fluctuations in its stock price.

Sutcliffe is Dependent on Key Personnel and the Loss of Such Personnel Could Adversely Affect the Operations of the Company

Our ability to expand its business and achieve ultimate success is dependent upon retaining and acquiring key personnel for Sutcliffe. Loss of the services of such persons or failure to recruit highly competent individuals could have a material adverse effect on the business and operations of the Company. Competition for such personnel is significant and the Company may not be able to attract and retain such personnel. The failure to retain or recruit such key personnel could have an adverse effect on the operations of the Company and cause it to cease operations. We do not anticipate having key man insurance in place in respect of any of its senior officers or personnel.

Sutcliffe’s Officers and Directors do Not Devote 100% of Their Professional Time to the Operations of the Company Which Could Have a Negative Impact on the Efficiency of Operations.

At present, Sutcliffe’s officers and directors devote only a certain percentage of their professional time to the operations of the Company. This ranges from approximately 50% for Mr. Stephenson, CEO, to approximately10% for Ms. Wong, CFO. Also, at present, we do not have any employees. The Company utilizes professional service providers and consultants to supplement the activities of the officers and directors, as well as fulfilling other typical staff requirements. The percentage of time allocated by Sutcliffe’s officers and directors is deemed sufficient within the present requirements of the Company in its position as an exploration and development entity. The lack of full time devotion to the requirements of the Company by officers and directors could, however, lead to possible inefficiencies in the carrying out of their duties and possible conflicts of interest (see conflicts of interest risk factor below) that could negatively affect the operations of the Company.

The Potential for Conflicts of Interest Exist for Officers and Directors Which Could Have a Negative Impact on Sutcliffe’s Operations

Certain of the directors and officers of the Company are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such proposed directors and officers of the Company may become subject to conflicts of interest. The Alberta Business Corporations Act (ABCA) provides that, in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation presently incorporated in Canada under the Alberta Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets (and subsidiaries if any) are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private company”, Sutcliffe is Exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act Which may result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Associated with Penny Stock Classification Could Create a Limited Public Market For the Company’s Common Stock

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States. Accordingly, there can be no assurance that an active trading market in the Company’s shares will be sustained and shareholders may find it more difficult to sell their shares.

Dilution Through Director/Consultant/Investment Stock Options, Warrants and Escrowed Shares Could Adversely Affect and Depress Sutcliffe’s Stock Price

Because the success of the Company is highly dependent upon its respective officers, directors, consultants and advisers, the Company has granted to some or all of the above, options to purchase common shares as non-cash incentives. The Company has also issued common shares to various officers and directors for nominal value, a portion of which is currently held in escrow (see Escrowed Securities page 39). In addition, the Company has granted warrants to certain shareholders pursuant to private placements and public offerings in connection with the distribution of equity to obtain working capital. To the extent that significant numbers of such options and warrants may be exercised, the interests of the other shareholders of the Company may be diluted causing a potential depression in the market price of the stock and possible loss of investment value. Refer to Table no. 8 and Table no. 10 for details on outstanding options and warrants, respectively.

Going Concern Assumption Used by Management Highlights Doubts on Sutcliffe’s Ability to Successfully Continue as a Going Concern

The Company’s financial statements include an auditor’s statement that the financial statements of the Company have been prepared on the basis of an assumed going concern, that the Company has only limited operations and has not yet commenced planned principal mining operations. This raises substantial doubt about our ability to continue as a going concern without the Company receiving future continued support of its shareholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing and support continues to become available. Should Sutcliffe not be able to obtain such financing and support as required, it could lead to the Company ceasing operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Introduction

The Company’s executive office is located at:

Suite #420, 625 Howe Street
Vancouver, British Colombia, Canada V6C 2T6
Telephone: (604) 608-0223; Facsimile: (604) 608-0344

Presently, the Company is in the exploration stage and none of its properties contain a known commercially viable mineable deposit as of this date.

The principal contact person for the Company is Laurence Stephenson, President and CEO.

The Company’s fiscal year ends December 31st.

The Company’s common shares trade on the Canadian TSX Venture Exchange under the symbol “SR.”

The authorized share capital of Sutcliffe consists of an unlimited number of Common Shares without nominal or par value. As of June 30, 2006, December 31, 2005 and 2004 there were 41,41,498,577, 28,191,625 and 11,633,900 common shares issued and outstanding, respectively. Sutcliffe has not paid any dividends on its common shares and does not expect to pay dividends on the common shares in the foreseeable future. The future payment of dividends will be dependent upon the requirements of Sutcliffe to fund future growth, the financial condition of the Company and other factors the Board of Directors of Sutcliffe may consider appropriate in the circumstances.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.".

Financings

The Company has financed and expects to finance its future operations through funds raised by loans, public offerings, private placements, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. Table No. 4 below lists the Company’s financings in exchange for common stock and other consideration over the periods specified.

Table No. 4
Financings

	Nature of	Number	Gross
Fiscal Year	Share Issuance	of Shares	Dollar Amount
2001	N/A	N/A	N/A
2002	N/A	N/A	N/A
2003	N/A	N/A	N/A
2004	Issued for cash,
	Escrowed shares 1.	2,100,000	$21,000
	Private Placement 2.	6,771,400	$1,015,710
	Issued for Debt 3.	1,200,000	$180,000
2005	Public Offering 4.	9,200,000	$2,300,000
	Exercise of Options 5.	50,000	$12,500
	Exercise of Warrants 5.	176,225	$44,056
	Private Placement 6.	2,881,500	$1,152,600
	Property Acquisition 7.	2,500,000	$875,000
	Property Acquisition 8.	500,000	$222,500
	Property Acquisition 9.	750,000	$206,000

Table No. 4
Financings (Continued)

Through April 30, 2006	Private Placement 10.	4,768,500	$2,622,675
	Exercise of Options 5.	50,000	$12,500
	Exercise of Warrants 5.	7,919,952	$2,062,161

1. A total of 2,100,000 new escrow shares have been subscribed for and issued to existing directors at a nominal price of $0.01 per share and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on the date (June 27, 2005) on which the Company’s shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released in 36 months from the Listing Date.

2. Pursuant to a non-brokered private placement in fiscal year 2004, the Company sold 6,771,400 units at a per unit price of $0.15. Each unit sold carried an attached warrant allowing the holder to purchase one common share at an exercise price of $0.25 for a two-year period. The Company realized $921,310 in net proceeds from the sale of its common shares under the private placement.

3. Common shares issued at a deemed price of $0.15 per common shares in settlement of outstanding debt.

4. Pursuant to a brokered public offering closed on June 21, 2005, the Company sold 9,200,000 common share Units at a price of $0.25 per Unit. Each Unit is comprised of one (1) common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to acquire a common share at a price of $0.35 per share for a period of two years from the date of issuance. The Company realized $2,300,000 in gross proceeds from the sale of its securities under the public offering. The Company paid 500,000 common shares and issued 250,000 whole warrants to purchase common shares at an exercise price of $0.35 per share to agents underwriting the public offering. In addition, the Company granted 1,104,000 warrants to the agents allowing the holder to purchase one common share at an exercise price of $0.25 until June 21, 2007.

5. Exercise of previously granted options or warrants at a per share price of $0.25 or $0.35.

6. 2,444,000 flow-through common shares were issued at a price of $0.40 per share for total gross proceeds of $977,600 pursuant to a private placement completed on December 30, 2005. In addition, 437,500 units were issued at a price of $0.40 per unit for total gross proceeds of $175,000. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two years from the closing of the private placement. In connection with the private placement, the Company paid a finder’s fee to an independent third party amounting to $61,860.

7. A total of 2,500,000 common shares were issued pursuant to a September 29, 2005 purchase agreement whereby Sutcliffe acquired 53 mining claims surrounding the Beale Lake property.

8. A total of 500,000 common shares were issued pursuant to a letter of agreement dated September 5, 2005 whereby Sutcliffe acquired a 100% interest in the Bloom 1-10 mineral claims located west of and adjoining the Harrison Lake property.

9. Includes 200,000 shares issued to vendors of the Harrison Lake property and 550,000 shares issued to the vendors of the Beale lake property.

10. A total of 4,768,500 units were issued at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to the Company amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. In connection with the private placement, the Company will pay a finder’s fee totaling $50,517 to three independent parties.

Capital Expenditures

The Company’s capital expenditures for fiscal years ended 2005, 2004 and 2003 were $2,251,218, $228,095 and $129,585, respectively. The Company’s budgeted capital expenditure figure for fiscal year 2006 is approximately $3,500,000. Capital expenditures primarily relate to capitalized exploration and development costs for the Beale Lake and Harrison Lake properties.

4.B Business Overview

General

The Company is presently engaged in the business of pursuing the acquisition of and participation in mining properties and mineral exploration projects in Canada. Historically, the Company had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. Currently, the Company has been in the process of reactivating its operations and as such has acquired interests in the Harrison Lake Nickel Copper Massive Sulphide Project and in the Beale Lake Property in British Columbia, Canada and is searching for interests in other exploration properties and projects. The ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing.

Corporate History

The Company commenced operations on February 6, 1996 and principally focused on fundraising efforts in order to satisfy its work commitments on the mining operations, which it had previously pursued. On March 2, 1996, the Company entered into an agreement with Bolivar Mineral Fund Ltd. ("Bolivar"), as amended by agreements dated December 9, 1996, February 24, 1997, September 12, 1997, and May 6, 1998, whereby the Company acquired the option to an undivided 100% interest in the "Serrita Gold Project" in Brazil. On December 4, 1996, the Company completed a private placement of 10,408,000 pre-Consolidation units, each unit consisting of one pre-Consolidation common share and one share purchase warrant at a price of $0.25 per unit. Each two warrants entitled the holder thereof to acquire an additional pre-Consolidation common share at an exercise price of $0.50 at any time on or before the date that was 21 months from the issuance of the receipt for a final prospectus qualifying the distribution of such securities. These warrants have all expired. The funds raised pursuant to this offering were utilized for option payments and exploration expenses on the now abandoned Serrita Gold Project.

In 1997, the Company raised an aggregate of $914,250 pursuant to the issuance of pre-Consolidation units and certain warrant units. In 1998, due to the poor state of the mining markets and the Company's inability to raise any additional capital, the Company abandoned all mining activities and up to fiscal year 2003 had not conducted any active operations.

Effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital, on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding. At the same time, the Company changed its name to "Sutcliffe Resources Ltd.".

On February 4, 2000 and February 23, 2000, the Alberta Securities Commission (ASC) and the British Columbia Securities Commission (BCSC), respectively, each issued cease trade orders against the Company, and the Company existed as a "dormant issuer" under both the Alberta Act and the British Columbia Act until December, 2003. On December 12, 2003 and December 11, 2003, the ASC and the BCSC, respectively, approved the revocation of the Cease Trade Orders imposed on the Company's securities by the Commissions.

On March 1, 2001, Mr. Laurence Stephenson was appointed the President, CEO and a director of the Company. The Company has proceeded to update and file all of its outstanding financial statements and has been successful in having the Cease Trade Orders issued against it revoked. In 2003, the Company acquired options to acquire interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property in British Columbia, Canada. Disclosure relating to the mineral properties can be found in Item 4.D - Property, Plant and Equipment.

On March 31, 2004, the Company closed a non-brokered private placement of 6,771,400 units in the capital of the Company [each unit being comprised of (1) one common share and (1) one common share purchase warrant of the Company, which is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance] at the price of $0.15 per unit for net proceeds to the Company of $921,310. The proceeds of the private placement were used to fund general working capital and for extinguishing the debt owed to certain debt holders.

On June 21, 2005, the Company closed a brokered public offering of units, priced at $0.25 per unit, in the capital of the Company, each unit being comprised of (1) one common share and one-half (1/2) of one common share purchase warrant of the Company. Each whole common share purchase warrant [1/2 + 1/2] is exercisable to purchase one common share at a price of $0.35 for a period of two years from the date of issuance. Gross proceeds to the Company were $2,300,000. The proceeds of the public offering are being used primarily for general working capital and to fund various resource exploration activities in the aforementioned properties.

In fourth quarter 2005, 2,444,000 flow-through common shares were issued at a price of $0.40 per share for total gross proceeds of $977,600 pursuant to a private placement completed on December 30, 2005. In addition, 437,500 units were issued at a price of $0.40 per unit for total gross proceeds of $175,000. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two years from the closing of the private placement. In first quarter 2006, a total of 4,768,500 units were issued at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to the Company amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. Proceeds from the aforementioned private placements will be used for exploration on the Company’s Harrison Lake and Beale lake properties, as a reserve for asset acquisition investigation, working capital and general corporate purposes.

In January 2006, the Company reported that it had entered into an exclusive arrangement with Chukot Gold Ltd. to acquire that company’s rights in respect of tenders for four mineral properties in the Chukotka Autonomous Region of the Russian Federation. Chukotka is an autonomous Okrug, or region, located in northeast Russia. Chukot Gold Ltd., a Russian corporation, has submitted tenders to the Chukotka Government to acquire a 75% interest in one or more of four mineral properties in Chukotka and one mineral property in Yakutsk. Those tenders have been accepted by the government as being in proper form, thereby qualifying Chukot Gold to proceed to the so-called “auction” stage, during which it will compete with other tendering companies which have also qualified to determine which company succeeds in acquiring the exploration and exploitation rights to each property.

Under its exclusive arrangement, Sutcliffe has paid US$50,000 to Chukot Gold to secure the right, at its option, to either take an assignment of those property rights or to acquire the shares of Chukot Gold when and if one or more of the subject tenders is accepted by the Russian government. It is Sutcliffe’s intention to proceed to the next stage with Chukot Gold at such time, if any, as Chukot Gold acquires the rights to one or more of the mineral properties in respect of which it has tendered. The consideration and other terms for any such acquisition will be dependent on the characteristics of any property or properties in which Chukot Gold ultimately acquires an interest.

Sutcliffe is an exploration stage company and as such, there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan of Operations

The Company’s working capital needs over the last five years has been satisfied primarily through the sale of its common stock, either through a private placement or a public offering. The Company reasonably expects to continue to do so in the future, but cannot guarantee that such financing will be available on terms acceptable to the Company or in a timely manner. As of December 31, 2005, the Company had a working capital balance of $978,540 compared to a working capital deficit of $337,252 at December 31, 2004. In first quarter 2006, the Company raised an additional $2,622,675 in funds pursuant to a private placement of its securities. In addition, through April 30, 2006, the Company received $2,074,661 pursuant to the exercise of warrants and options granted in prior periods.

Material expenditures, exclusive of stock based compensation, if any, over the next twelve months are expected to include, but are not limited to expenses related to the exploration and development of its mineral bearing properties ($3,500,000), general and administrative expenses ($550,000), outside services and professional fees ($350,000), and legal fees ($70,000). Such expenditures are contingent on the Company having sufficient working capital derived from its historical funding sources, principally the sale of its securities.

At present, the Company has no employees and uses approximately ten independent consultants and contractors to provide needed services. Management expects to continue to operate at this level for the foreseeable future. Mr. Stephenson, President and CEO, was paid a management fee of $2,500 per month for 2004 and for the first six months of 2005 (increasing to $6,500 per month starting July 1, 2005) through his consulting company for services provided to the Company.

The Company’s principal activities over the next twelve months will be to continue the exploration and development of the mineral potential of designated projects at both the Beale Lake and Harrison Lake properties. Anticipated upcoming activities at the Harrison Lake property include, but are not limited to commencement of a diamond drilling program and continuation of airborne MAG and EM geophysical surveying over the balance of the northwestern section of the property. Anticipated upcoming activities at the Beale Lake property include, but are not limited to the initiation of a Induced Polarization survey, defining drill target locations, and continuation of a 24 hole, 4,000 meter diamond drilling program. The Company also expects to continue the investigation into other potential mineral properties that will be suitable for acquisition and development by the Company. Management can provide no assurance that such efforts will result in the acquisition of further prospective mineral bearing properties.

At present, the Company is not reliant on any patents, licenses, unique processes or availability of raw materials in order to conduct its business activities. Other than weather conditions that may hinder exploration activities from time to time, seasonality is not a factor in the Company’s business. The Company is a party to certain agreements related to the acquisition of its mineral properties that have a material bearing on its operations (see Item 4 - Property, Plant and Equipment).

The Company has not generated revenues from operations since its incorporation. As of the date hereof and at December 31, 2005, all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental agencies. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs over the next twelve months.

4.C Organization Structure

The Company was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.". The Company has no subsidiaries.

4.D Property, Plant, and Equipment

The Company occupies shared office facilities for its principal corporate offices located at 625 Howe street, Suite #420, Vancouver, BC, Canada V6C 2T6 and pays a corresponding portion of incurred expenses. The Company believes that its existing facilities will be sufficient to meet the Company’s needs for the foreseeable future. Should the Company need additional space to accommodate increased activities, management believes that it can secure additional space on reasonable terms.

The Company has entered into various agreements (detailed below) through which it may acquire interests in certain Harrison Lake mineral claims and Beale Lake mineral claims located in British Columbia, Canada. Other than aforementioned interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property, the Company currently does not own any mining properties and does not have other material assets, with the exception of cash (and cash equivalents) and mineral interests.

Applicable business definitions

606896 means 606896 B.C. Ltd., a B.C. incorporated mineral property procurement company.

IMM means International Millennium Mining Corporation;

Gross Rock Revenue means, for any period the difference between:

(a) The sum of:

  the gross proceeds received by the Company and IMM in that period from the sale of sand, rock or gravel (collectively the "Rock") produced from the Harrison Lake Mineral Claims, excepting those mineral claims subject to the Leader Option, to a party that is an arm's length to the Company and IMM, or that would have been received by the Company and IMM if the purchaser of Rock were at arm's length to the Company and IMM; And

(b) the sum of:

  the sum of any Advance Royalties paid and not subtracted from the Net Smelter Return gross proceeds;
  any insurance costs in connection with shipping such Rock;
  any costs of transport;
  all costs of the Corporation and IMM associated with such sales involving handling, weighing, sampling, determination of water content, insuring and packaging;
  the costs of marketing, adjusted for rebates or allowance made or given;
  any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income) assessed on or in connection with the Rock or the value thereof; and
  any treatment, beneficiation or other charges or penalties deducted by any purchaser to whom such Rock is shipped that have not been previously deducted in the computation of gross proceeds;

Rock Royalty means the amount in dollars calculated by multiplying the 7.5% royalty reserved for 606896 times the Gross Rock Revenue

Technical Glossary of Terms

Argillaceous - looking like an argillite--a rock derived either from siltstone, claystone or shale.

Alteration - chemical and mineralogical changes in a rock mass resulting from the passage of fluids or increases in pressure and temperature that is related to emplacement of economic mineralization

Breccia - a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

Felsic – a rock type consisting of predominantly quartz or feldspar silicate minerals with little iron and magnesium minerals.

Induced Polarization - the process of creating a chargeability measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals.

Mafic - a rock type consisting of predominantly iron and magnesium silicate minerals with little to no quartz or feldspar minerals. Complement of felsic.

Metasedimentary rocks - rocks that have been subjected to heat and/or pressure resulting in some metamorphism.

Metavolcanic - volcanic related rocks that have been subjected to heat and/or pressure resulting in some metamorphism such as volcanoes erupting.

Micaceous - containing lots of mica - a hydrous silicate

Outcrop - any place where an exposure of rock is visible on the surface of the Earth.

Sedimentary - rocks that are deposited on the Earth’s surface by action related to the weathering of previous emplaced rocks.

Siliceous - result of complete or partial replacement of a rock by quartz, often during hydrothermal alteration.

Sulfides – a group of minerals consisting of metals combined with sulfur; common metallic ores.

Vein/Veinlet - a tabular mineral deposit formed within or adjacent to faults or fractures by the (small) deposition of minerals from hydrothermal fluids (for example quartz, quartz carbonate, pegmatite).

Sutcliffe is an “exploration stage company”, as the Company’s properties are currently in the exploratory stage and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. All of the properties in which the Company currently holds interests are without a known body of commercial ore. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

Harrison Lake Property – New Westminster Mining District - BC

Location, Access and Climate

The Harrison Lake Property is located east of Harrison Lake in southwestern British Columbia (UTM Zone 10, Map sheets M092HO 52, 53, 61, 62, 63, 71, 72). The Harrison Lake property extends from the site of the former Pacific Nickel Mine, 7 kilometers north of Hope British Columbia, over 60 kilometers along the east side of Harrison Lake.

Access throughout the Harrison Lake Property is by well maintained logging roads, which lead from the town of Harrison Hot Springs at the south end of Harrison Lake, British Columbia. Harrison Hot Springs is about 100 miles east of Vancouver in the Fraser Valley. The area has been permitted for mining in the past and a major hydroelectric line runs just south of the claim area. Not all logging roads on the Harrison Lake Property are currently accessible because they have been overgrown, locally washed-out, or reclaimed. No great difficulties were experienced, however, in accessing the optioned claim blocks throughout the Harrison Lake Property using 4-wheel drive trucks or all-terrain vehicles.

Topography in the Harrison Lake area is rugged rising from Harrison Lake at under 200 meters to the top of Settler Peak at over 1800 meters. The valleys are steep sided coastal mountain type with typical rain forest vegetation of the coastal ranges of British Columbia. There is a mix of cedar, hemlock, spruce trees with alder, willow and cottonwood on old roads and poorly drained areas. Undergrowth brush is typical with salal, devil’s club and assorted berry bushes.

Climate is also typical of the Lower British Columbia Mainland area and is such that the lower and middle elevations will be workable year round with little difficulty. Climate varies from the mid to high 70° - 80° F range during the summer to the 10° - 15° F range during the winter. Snowfall of up to 30 to over 100 inches can accumulate during the winter months in the higher areas starting in late November and continuing through to early March. Most of the lower areas of the property can be worked on throughout the year. Higher ground may require snow machines or similar track mounted vehicles. The most snow observed on roads during the work periods was three meters in late January 2002 at the back end of Charles Creek and the top of Settler Creek. Small avalanches have been observed to only occur in defined stream drainages on an erratic basis and never of any magnitude.

A map of the Harrison Lake Property is provided below:

Mineral Claims and Title

The Harrison Lake Project was initiated by Mr. David Deering (Professional Engineer) in March of 2000. In July 2000, Mr. Deering and other private parties staked 1,654 units, representing approximately 41,850 hectares covering most of the East Harrison Lake ultramafic belt, on behalf of 606896. Pursuant to an option agreement with 606896, dated July 30, 2001, amended by an amending agreement dated September 26, 2001 (collectively, the "Option Agreement"), IMM acquired a 100% interest in the north portion of the 606896 ground covering approximately 60% of the claims - 976 units; representing 91 claims, approximately 24,400 hectares ("Harrison Lake Property").

Effective March 7, 2003, 606896 and IMM agreed to terminate the Option Agreement and replace it with a sale and purchase agreement between 606896 and IMM, whereby IMM acquired a direct fifty percent (50%) interest in the 81 mineral claims (834 units) for cash, shares and net smelter royalty. The original option blocks held by IMM pursuant to the aforementioned Option Agreement comprising 91 claims was reduced to 81 claims (834 units) when it was determined through prospecting that one block (Fagervik) did not yield sufficient potential to justify further expenditures. Subsequently, an additional 11 claims comprising 72 units were added to the agreement for a current aggregate total of 92 claims [91-10+11] comprised of 906 claim units (the "Harrison Lake Mineral Claims"). Concurrent with the above referenced sale and purchase agreement between 606896 and IMM, on March 7, 2003, the Company, 606896 and IMM entered into a separate Sale, Purchase and Assignment Agreement (“SPAA”), as amended, whereby the Company was granted an option from 606896 to acquire the remaining 50% interest in the aforementioned 92 contiguous mineral claims. IMM maintains ownership in the other 50% interest.

As a consequence of satisfying certain financial and stock related conditions precedent with respect to its obligations under the SPAA (see below), the Company has effectively exercised its option and has title, right and interest (at a 50% level) to the referenced mineral claims. In order to maintain its mineral rights with respect to the referenced 92 claims, the Company is obligated to continue to perform assessment and development activities on the claims and record such mining activities with the applicable mining recorder’s office in the presiding jurisdiction, so as to maintain its claims in good standing. All 92 claims presently carry an expiry date of either December 15, 2006 or December 26 2006, but may be further extended provided that the Company continues its development activities and maintains the claims in good standing.

The Sale, Purchase and Assignment Agreement is subject to a pro-rated 50% obligation with respect to an advance royalty, a production royalty equal to 50% of 2% net smelter returns on production from the Harrison Lake Mineral Claims and a “rock royalty” equal to 50% of 7.5% of “gross rock revenues” reserved for 606896. The advance royalty stipulates that in the event commercial production has not commenced on the Harrison Lake Mineral Claims, with the exception of the mineral claims subject to the Leader option, on or before July 31, 2008, and if IMM and the Company continue to hold an interest in the Harrison Lake Mineral Claims, IMM and the Company are obligated to pay a royalty of $18,000 on July 31 each year thereafter until commercial production has commenced on the Harrison Lake Mineral Claims, as long as IMM and the Company hold an interest in the Harrison Lake Mineral Claims.

The acquisition of the Harrison Lake Mineral Claims was conditional upon the following: (i) the payment to 606896 of $5,000 to be payable on or before September 5, 2003 (which payment has been made); (ii) the payment to 606896 of $20,000 to be payable on or before November 30, 2004 (which payment has been made) and, (iii) for the Corporation incurring not less than $300,000 of exploration and property maintenance expenditures upon or in relation to the Harrison Lake Mineral Claims on or before December 31, 2005 (which has been achieved). It is also a condition of the Sale, Purchase and Assignment Agreement that the Company, upon the commencement of commercial production upon the Harrison Lake Mineral Claims, issue to 606896 a pro-rata portion of 1,000,000 common shares equal to the percentage interest the Company holds in the Harrison Lake Mineral Claims which presently amounts to 50%. Consequently, at the current ownership level of 50%, the amount of shares that would be issued to 606896 total 500,000 (0.50 x 1,000,000). These 500,000 shares equal less than 2.5% of the current total issued and outstanding shares of the Company and would not represent a material dilution if so issued. Commercial production shall be deemed to have commenced on the first day following 30 days of continuous production of a commercially saleable mineral product from the Harrison Lake Mineral Claims.

On August 27, 2003, IMM, and the Company entered into a Joint Venture Agreement, as amended, governing the conduct of operations of the Harrison Lake Mineral Claims. Pursuant to the agreement, the Corporation and IMM would contribute their interests in the Harrison Lake Mineral Claims. The initial contribution of the Corporation and IMM pursuant to the Joint Venture Agreement is their respective interests in the Harrison Lake Mineral Claims. At the time of execution of the Joint Venture, each property interest was reported to have an anticipated value of $685,000. The parties anticipate finalizing the Joint Venture in fiscal year 2006, at which time the terms of the agreement and deemed value of the contributions are likely to be revised according to prevailing circumstances.

Pursuant to a letter of agreement dated September 5, 2005 the Company acquired from 606896 BC Ltd. a 100% interest in approximately 1000 additional hectares (Bloom 1-10 mineral claims) located west of and adjoining the Harrison Lake claim boundary. The terms of the letter agreement called for a payment of $40,000 in cash (paid), the issuance of 500,000 common shares (issued), and a 2% Net Smelter Return (of which 1% may be repurchased at any time for $500,000). The TSX Venture Exchange has accepted for filing documentation pursuant to this agreement.

The aforementioned Sale, Purchase and Assignment Agreement, as amended, the Joint Venture Agreement, as amended, and letter of agreement are provided as exhibits to this Annual Report.

Regional and Property Geology

The East Harrison Lake Belt, a northwest trending belt of metasedimentary, metavolcanic and subordinate mafic to ultramafic rocks, is the focus for the proposed exploration program. The East Harrison Lake Belt is part of a complex structural and metamorphic zone known as the North Cascades-Southern Coast Belt.

The belt is roughly 10 kilometers wide and at least 60 kilometers long, and consists of metasedimentary, metavolcanic and subordinate metamorphosed mafic to ultramafic rocks that are disrupted by common Middle and Late Cretaceous syn-tectonic to post-tectonic intrusions.

The mafic-ultramafic rocks in the belt are in most cases hosted by metasedimentary rocks known as the Settler and Sollicum schists, which are commonly sulfide-rich, and by mafic metavolcanic rocks of the Cogburn Creek Group. Geological mapping indicates that they were intrusive into their hosts, which is similar to the Pacific Nickel Mine, where the mafic-ultramafic rocks contain metasedimentary inclusions.

Locally the sulfides are semi-massive (roughly 30% sulfide), with mesh or net textures that appear to be of magmatic origin (sulfides enclose olivine and pyroxene), and which are virtually indistinguishable from rocks at the mine. These locally contain mesh- or net-textured sulfides, and commonly contain disseminated sulfides.

Previous Area Operations

The first indications of a significant ore deposit in the Harrison Lake region were discovered in 1923 along the Stulkawhits Creek and by 1926 the BC Nickel Corporation had been formed to develop the prospect. Subsequent exploration through the 1920’s and 1930’s led to initial mine development and bulk testing. By 1936 sample testing indicated the presence of gold, platinum and palladium. The Second World War curtailed further work and it was not until the 1950’s that additional exploration and development work was completed. Pacific Nickel Mines Ltd achieved full-scale production in 1958-59.

Pacific Nickel Mines Ltd achieved full-scale production in 1958-59. From 1959 to the curtailment of operations in 1974 a total of 4.2 million tons (of 4.7 million tones from the government records suggesting a 0.5 million tons left in the mine) of ore was mined and milled at the Pacific Nickel Mine with a mill grade of 0.77 % nickel and 0.34% copper per ton with "reported grades" of platinum and palladium in the 0.6 grams per ton range. The average grades for the ore pods listed in government records were 1.19% nickel and 0.46% copper per ton. Only minor values of the platinum group minerals were "reported" from the smelter.

Mining continued until 1974 when a variety of factors interceded to curtail operations – the mill burned down, a mine accident caused loss of life and most significantly the Japanese smelters that were processing the nickel-copper ore in "brist" form, curtailed their nickel smelting operations. Alternative smelting facilities were not economically available and the mining operations ceased.

In 1974-75 Giant Mascot Inc., the successor company to Pacific Nickel Mines Ltd., embarked on a limited exploration program of the ultramafic belt to the north and west of the mine area and of the intrusive Spuzzum Diorite. A regional contour soil, stream sediment survey was completed. Access was limited at that time and Giant Mascot Mine concentrated on the stream sediment anomaly to the west of the mine area defining a certain resource of nickel and copper. Leader Mining currently holds the property that encompasses this resource.

Another zone was also located to the north along Settler Creek by Giant Mascot in the mid 1970’s. This is covered by the Harrison Lake Property. This zone was reported in Minfile 092HNW045 to be in a "similar setting as the Pacific Nickel Mine in ultramafic rocks intruding the "Cretaceous Settler schist". Magnetite and pyrrhotite were reported (3% and 4% respectively) with minor chalcopyrite. Samples indicated the presence of nickel and copper. Since that time, little to no recorded exploration was carried out on the East Harrison Lake ultramafic belt prior to 2001.

The area has been surveyed by a Geological Survey of Canada airborne magnetic survey (1972), which highlights the mine area as a distinct magnetic anomaly. Various magnetic high anomalies were not investigated at that time and most have been covered by the current staking. No regional government geological mapping took place in the area prior to 2001. During 2001, the B.C. Geological Survey Branch of Ministry of Energy and Mines undertook the first comprehensive detailed mapping of a portion of the belt; however, this was discontinued due to budget cuts prior to publication of final results. A government regional geochemistry survey has been completed and the data corresponds favorably to the IMM/Sutcliffe geological data and the mine site. More specifically, the drainages covered by the Harrison Lake Property all report indicator minerals (copper, nickel, cobalt, chromium) in the 90-95 percentile. This is similar to the mine site drainage.

Current Infrastructure and Local Resources

At present there are no material facilities or drilling equipment located at the Harrison Lake property site

Local water sources, provided by flowing streams and seeps throughout the area of the proposed drilling sites, are available and Harrison Lake has substantial water resources. The area has been permitted for mining in the past and a major hydroelectric line runs just south of the claim area. Generators for the most part will initially supply the required source of electricity at the site.

Current State of Exploration and Project Status

In 2004 Sutcliffe’s conducted an airborne geophysical survey of the property utilizing state of the art equipment. The airborne survey identified 15 sulfide related high priority electromagnetic targets and in 2005 follow up work was conducted to ground proof these anomalies. Subsequently, drilling permits for 12 sites have been applied for and drilling is planned to commence in fiscal year 2006.

Recent activities on the Harrison Lake property involved geophysical surveys using University of Toronto ElectroMagnetics (UTEM) conducted on 4 of the 15 high priority sulphide related AEM targets that were identified in the 2004 survey by Aeroquest of Toronto, Ontario. These surveys included a 1.2 km portion of the 4.3 km AEM target and established the dip and depth character of the anomalies allowing the identification of potential drill target sites. The Company has obtained permitting for a proposed 10 hole, 1500-meter diamond drilling program to commence in second quarter of 2006 contingent on weather conditions and water availability. The Company also intends to continue airborne MAG and EM geophysical surveying over the balance of the northwestern section of its property in 2006.

The property is at a drill ready state of exploration. The total cost of exploration to date by the Company is in excess of $250,0000. Drilling and other development expenditures are anticipated to approximate $1 million for fiscal year 2006.

Beale Lake Property

Location, Access and Climate

The property is roughly 120 kilometers south of the Yukon-British Columbia border. More precisely, the claims are situated immediately north of Beale Lake and centered at 58 ° 54’ north latitude and 129 ° 06’ west longitude on NTS map sheet 104I/14E.

The claims straddle an east-west trending ridge within the Cassiar mountain ranges. Elevations range from 1213 meters at Beale Lake to a peak 1860 meters along the ridge crest. The central property area is within gentle to moderate alpine with some steeper talus covered slopes. Steep, south-facing slopes immediately north of Beale Lake are moderately vegetated with alpine fir and spruce. The lake is 3.7 kilometers long within a broad, u-shaped glacial valley.

Access to Beale Lake is by helicopter or float plane from a year-round base at Dease Lake.

Climate varies from the mid to high 70° - 80° F range during the summer to the 20° to 30° range during the winter. Snowfall of up to 30 - 60 inches can accumulate during the winter months starting in late October - November and continuing through to early April. Depending on the type of exploration, the property can be worked on throughout most of the year.

A Map of the Beale Lake property is provided below:

Mineral Claims and Title

On February 5, 2003, Mr. David Fleming, an unrelated party as of that date, and the Company entered into a Letter of Intent with respect to the purchase of certain mineral claims in the Liard Mining Division of British Columbia, near Beale Lake. Pursuant to the Letter of Intent, the Company was granted an option from David Fleming to acquire a 100% interest in two (2) mineral claims (the "Beale Lake Mineral Claims"), consisting of 18 units (as described below) in this area. The Beale Lake Mineral Claims are subject to 2.5% net smelter royalty reserved for David Fleming with a buyout of 1% of 2.5% of the royalty (or 40% of the total net smelter royalty) for $1 million.

The acquisition of the Beale Lake Mineral Claims is conditional upon the payment to David Fleming of $120,000 (of which $70,000 has been paid by the Company), the issuance of 350,000 common shares of the Company to David Fleming (of which 250,000 shares have been issued) and expending an aggregate of $1,550,000 on a work program, which commenced June 15, 2003 and must be completed on or before October 31, 2008. As of March 31, the Company has expended approximately $1.1 million on the work program. In addition, should a positive feasibility study be completed and/or any commercial production from the Beale Lake Mineral Claims be attained, a bonus of 650,000 common shares will be payable to David Fleming (none of which have been issued to date). A finder’s fee is payable to a third party for the acquisition by the Company of the Beale Lake Mineral Claims.

The Beale Lake Mineral Claims, which are presently registered in the name of David Fleming, are set forth below:

Claim Name	Number	NTS Map Sheet	Units	Expiry Date
BLT 1	374633	104I/14E	18	July 21, 2006
BLT 2	374634	104I/14E	18	July 21, 2006

On September 29, 2005, the Company signed a letter agreement with the Beale Lake Syndicate pursuant to which the Company acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding its Beale Lake property. The agreement calls for a cash payment of $200,000 (paid), the issuance of 2,500,000 shares (issued), and is subject to a 2% net smelter royalty. A finder’s fee of 300,000 shares was paid to Yorkville capital in connection with the transaction. The anticipated 2006 exploration program on the new claims will commence with the flying of a helicopter airborne magnetic, electromagnetic and radiometric geophysical survey to define potential target areas and to establish signature patterns for follow up.

Regional and Property Geology

The project area is underlain by presumed Devonian-Mississippian siliceous, micaceous and argillaceous metasedimentary rocks that are interbedded, at the property scale, with mafic metavolcanics and probable felsic metavolcanic rocks. Two compositionally distinct styles of gold mineralization are recognized at Beale Lake.

In the western Beale Lake property area, sheeted to stockwork [fluids coming of a hot intrusive body of molten rocks and solidifying in veinlets that cross each other in ladder like forms] quartz-sulfide-scheelite veins and siliceous replacement mineralization has been located over 250 meters of outcrop and float at the headwaters of Hook Creek. Immediately east of Hook Creek, quartz-base metal sulfide veins, disseminations and breccia occur over an 800 by 1200-meter area in outcrop and float.

The association of gold with arsenic, tungsten and bismuth at Beale Lake suggests that mineralization belongs to a class of intrusion-related gold deposits recently recognized worldwide (McCoy, D. et al, 1999; ref. Thompson, J.F.H. et al). The economic significance of this class is highlighted by several deposits that contain significant amounts of gold within metallogenic belts traditionally explored for tungsten and tin. Mineral exploration within the Alaska-Yukon “Tintina Gold Belt” [central part of the territory of Yukon and the State of Alaska] over the past 12 years has resulted in the discovery of the Fort Knox and Pogo deposits with resources that reportedly exceed 7 million and 5 million ounces of gold respectively. There can be no assumption of any correlation to the amounts of any mineral deposits that may be found on the Company’s properties.

Previous Operations

Gold and silver bearing quartz – sulfide veins were first discovered on the Beale Lake property in a 1982 reconnaissance program conducted by the Cassiar Joint Venture. Grid soil sampling and limited prospecting confirmed initial discoveries and expanded northwest striking quartz-pyrite-arsenopyrite-galenasphalerite mineralization. No further work was conducted. The source of a broad Au-As-W (gold-arsenic-tungsten) soil geochemical anomaly west of outcropping mineralization was undetermined.

A 1996 regional stream sediment geochemical data release for the Cry Lake map sheet (NTS 104/I) and the publicized VMS [Volcanogenic Massive Sulfide] potential of the Kootenay Terrane [a geological province or area with similar origin history] prompted further exploration in 1996 by Westmin Resources Ltd. Fieldwork focused on base-metal drainage anomalies immediately west of Beale Lake claims. Contour soil sampling to the east returned elevated tungsten and bismuth in the same general area as the 1983 Beale Lake Au-As-W soil anomaly.

Fieldwork on September 29 and 30, 2000 was conducted via helicopter set-out and pick-up from the base at Dease Lake. The program consisted of geological mapping, prospecting and rock sampling within the Hook Creek drainage basin. A total of 25 rocks were collected for geochemical analysis.

Compilation of publicly available data from the 1983 and 1996 programs was conducted in November-December of 1999. Based on this compilation, the exploration potential of the property was recognized and claims were staked on February 27-28, 2000. Subsequent to staking, previously unpublished maps, field notes and assay data from 1983 fieldwork was acquired and incorporated into the database.

All of the aforementioned work was performed by Dave Fleming, Professional Engineer and Rudi Durfeld, Professional Engineer, both of whom are determined to be qualified persons.

In 2004 Sutcliffe Resources undertook a soil-sampling grid and geological mapping and sampling program. This program was continued in 2005 with detailed geophysical surveying (induced polarization) and drilling permits were applied for and obtained to drill up to 4000 meters from 24 drill sites.

Current Infrastructure and Local resources

At present there are limited facilities and minimum drilling equipment located at the Beale Lake property site

Only local water sources, provided by flowing streams and seeps throughout the area of the proposed drilling sites, are available and power requirements will initially have to be supplied by generators.

Current State of exploration and Project Status

A $250,000 ground IP geophysical survey was completed over the Beale Lake property, and the resulting data confirms results of previous detailed rock and soil geochemical surveys. Large zones of strong chargeability were directly correlative with delineated multi-element gold, silver and base metal soil anomalies and the chargeability is flanked by strong resistivity. The main anomaly measures approximately 400m by 1400m and is open to the south with a second anomaly measuring approximately 350m by 700m and a third of approximately 200m by 650m. The Company has completed 6 diamond drill holes of a planned 24 hole, 4,000 meter drilling program and results are expected in the coming weeks. Drill pad construction is ongoing with another 16 drill sites being prepared. The target is a bulk tonnage, intrusive related mesothermal quartz-carbonate-stockwork gold-silver deposition.

The total cost of exploration to date by the Company approximates $1.1 million. Drilling and other development expenditures are anticipated to approximate $2.5 million for fiscal year 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal Years 2005, 2004 and 2003 should be read in conjunction with the Company’s financial statements for the referenced periods and the notes thereto, and in particular Note #10 related to Differences Between Canadian and US GAAP. Except for historical financial information contained herein, the matters discussed in this Annual Report may be considered forward-looking statements. Such statements include declarations regarding management's intent, belief or current expectations. Those reading this document, and prospective investors, are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, which could mean that actual results will differ materially from those indicated by such forward-looking statements. Among the important factors that could lead to this result are: (i) the information herein is of a preliminary nature and may be subject to further adjustment; (ii) the possible unavailability of financing; (iii) risks related to the uncertainty inherent in the mining and mineral exploration industry; (iv) the seasonal nature of our business, (v) start-up risks; (vi) general operating risks; (vii) the dependence on third parties; (viii) changes in government regulation; (ix) the effects of competition; (x) dependence on senior management, and (xi) fluctuations in currency exchange rates and interest rates.

Overview

The Company is presently engaged in the business of pursuing the acquisition, exploration and development of certain mineral properties located in Canada. The Company’s ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing. The Company has acquired of interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property in British Columbia. The Company is currently conducting exploration and development activities at the aforementioned properties and has begun drilling at the Beale Lake property. The Company is also investigating other prospective mineral properties with a view toward further acquisition and development.

Results of Operations

Fiscal Year Ended December 31, 2005 Compared to Fiscal year Ended December 31, 2004

Sutcliffe is deemed to be an exploration-stage mining company. Accordingly, the Company did not generate revenues from mining operations in either fiscal years 2005 or 2004 and does not expect to generate revenues from mining operations in the foreseeable future.

General and administrative expenses amounted to $932,689 in fiscal year 2005 compared with $70,631 for fiscal year 2004. Comparisons of aggregate expenses in the two fiscal periods are not meaningful as the Company conducted only limited business operations in fiscal year 2004 and materially ramped up its drilling and exploration operations in 2005. General and administrative expenses are expected to materially increase, likely more than doubling that of 2005, in fiscal year 2006 principally due to the planned increase in resource property investigation expenditures and increased business activities.

Notable expenses for 2005 include consulting fees of $119,895, investor relations and communication expense of $47,282 and management fees of $294,661. Included in the aforementioned expense figures is related stock based compensation (computed using the Black-Scholes option pricing model) for certain options granted in 2005. The amount of stock based compensation recognized in the statement of operations for consulting fees, investor relations and communications, and management fees amounted to $65,179, $15,041, and $240,661, respectively. Other material general and administrative expense categories for 2005 include professional fees of $133,651, transfer and regulatory fees of $52,004 and financing fees of $98,075. While management does not anticipate significant increases in its administrative and professional staffing requirements, it does expect that expenses related to management, consulting, investor relations and communications and professional fees will also materially increase in fiscal year 2006, due in part to the recognition of stock based compensation resulting from the grant of options in the period using the Black-Scholes option methodology.

The Company paid $82,793 in interest expense in 2005 compared to $829 in 2004. The Company recorded interest income of $6,033 in 2005 compared with interest income of $102 in 2004. Management does not anticipate that interest expense will be material in fiscal year 2006.

The Company’s net loss for fiscal years 2005 and 2004 amounted to $926,656 and $105,843, respectively. The net loss for 2004 included a $35,314 write-off of receivables, net of debt settlement. The greater net loss in 2005 is attributable to the Company engaging in material business operations during 2005 compared with limited operations in 2004 resulting from a lack of working capital in 2004. Management anticipates that its net loss will materially increase in fiscal year 2006 commensurate with its increased business activities and drilling and exploration efforts.

Liquidity and Capital Resources

At December 31, 2005, the Company had working capital of $978,540 compared with a working capital deficit of $337,252 at December 31, 2004. The increase in working capital at December 31, 2005 is primarily attributable to aggregate proceeds from flow-through shares sold in 2005, which amounted to $1,159,182 at year-end 2005. There was no such similar asset on the Company’s books at year-end 2004.

As of March 31, 2006, the Company had cash or cash equivalents amounting to approximately $4.5 million. Management deems this amount to be sufficient to cover its planned expenses for the next twelve months. The Company has historically met its working capital needs through the sale of its securities and reasonably expects to continue to do so for the foreseeable future, although management cannot provide guarantees that such financing will be available in a timely manner or under terms deemed reasonable by management. Should the Company not be able to acquire additional funds in the future through the sale of its securities or through debt instruments, it will have to materially scale back its business and exploration activities.

Management also anticipates additional exercises of options and warrants (granted in prior periods) in the balance of 2006 to supplement its cash reserves. Such exercises will be contingent on the Company maintaining a stock price in excess of the exercise price of warrants and options.

At December 31, 2005, the Company had $35,271 in cash compared with $50,248 at December 31, 2004. The 29.8% decrease in cash at year-end 2005 is attributed to increased business operations in 2005, but is not indicative of any meaningful future financial trend. Management believes that it has sufficient cash reserves on hand to cover operations for the next twelve months.

At December 31, 2005 the Company had total assets of $3,884,169 compared with $472,366 at December 31, 2004. The material increase in total assets is primarily attributable to increases in flow-through share proceeds and Resource Properties. Flow-through share proceeds amounted to $1,159,182 at year-end 2005 compared with $0 at year-end 2004. The Resource Properties asset amounted to $2,608,898 at year-end 2005 compared to $357,680 at year-end 2004. The Resource Property asset includes property acquisition costs (cash and shares) as well as deferred exploration and development expenses for the Beale Lake and Harrison Lake properties.

For the fiscal year ended December 31, 2005, cash used in operating activities amounted to $643,398 compared to $49,859 for the same period in 2004. The increase in cash used for fiscal year 2005 is attributable to the material increase in business activities and mining related operations conducted during the period.

For fiscal year ended December 31, 2005, cash realized from financing activities amounted to $2,735,321 compared with $278,443 for fiscal year 2004. In 2005, the Company recorded $3,147,164 pursuant to the issuance of its securities (net of issue costs) and retired loan payables of $336,843. In fiscal year 2004, the Company recorded $942,310 related to the issuance of its securities (offset by related subscription receivables of $1,000,710 recognized in 2003). In 2004, the Company received $336,843 related to loans made to the Company

In fiscal year ended December 31, 2005 cash used in investing activities amounted to $2,106,900 compared with $228,095 for the same period in 2004. Amounts directly related to capitalized (under Canadian GAAP) exploration and development expenses in connection with the Beale Lake and Harrison Lake mineral properties amounted to $947,718 and $228,095 for 2005 and 2004, respectively. In 2005, the Company recorded an increase in restricted cash of $1,727,600 resulting from” flow-through” shares issued to Canadian investors pursuant to the Company’s recent IPO and Private Placement, which was subsequently reduced in the same fiscal period by $568,418 in expenditures from the restricted cash base.

Results of Operations

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Sutcliffe is deemed to be an exploration-stage mining company. Accordingly, the Company did not generate revenues from mining operations in either fiscal years 2004 or 2003 and does not expect to generate revenues from mining operations for the foreseeable future.

General and administrative expenses amounted to $70,631 and $224,806 for fiscal years 2004 and 2003, respectively. This decrease of $154,175 in fiscal year 2004 as compared to the same period in 2003 is primarily attributable to four factors: (i) a $122,500 decrease in 2004 (to a level of $0) for stock based compensation to employees compared with 2003 (the Company recognizes and values for stock based compensation on the Black-Scholes model of unit pricing); (ii) $14,758 in interest paid on demand loans for 2003 as compared with $0 for 2004;

(iii) a $24,669 decrease in 2004 for professional fees over the same period in 2003 and (iv) a $9,955 decrease in office, rent and supplies in 2004 compared with fiscal year 2003. Higher expenditures in fiscal year 2003 for professional fees and office related expenses relate to the increased activity of the Company as it acquired mineral properties and commenced preliminary corporate evaluation of their potential in that period.

The Company’s net loss for fiscal years 2004 and 2003 amounted to $105,843 and $224,806, respectively. The Company’s net loss in 2003 directly resulted from greater expenditures related to general and administrative expenses than in 2004. In fiscal year 2004, the Company also wrote off amount receivables net of debt settlement of $35,314, which when combined with lesser general and administrative expenses, still resulted in a smaller aggregate net loss for 2004.

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital deficit of $337,252 compared with $139,519 at December 31, 2003. This $197,733 increase in working capital deficit in 2004 is primarily attributed to a $156,843 (87.1%) increase in loans payable and a $52,232 (83.1%) increase in accounts payable and accrued liabilities at year-end 2004. Current assets increased at year-end 2004 by $11,342 (11.0%) from year-end 2003. This increase was the aggregate result of a decline in accounts receivable offset by recording $50,000 in pre-paid expense.

At December 31, 2004, the Company had $50,248 in cash compared with $49,759 at December 31, 2003. The change in cash over the two periods is nominal.

At December 31, 2004 the Company had total assets of $472,366 compared with $263,838 at December 31, 2003. This increase of $208,528 (79.0%) is primarily attributed to a $228,095 increase in capitalized deferred exploration and development costs associated with the Harrison Lake and Beale Lake properties. The Company applied a portion of its cash receipts (see investing activities) resulting from its private placement in 2004 to its exploration and development activities at those locations.

For the fiscal year ended December 31, 2004, cash used in operating activities amounted to $49,859 compared with $218,895 for the fiscal year ended December 31, 2003. The Company had reduced its business activities in 2004 due to limited working capital during the period.

For the fiscal years ended December 31, 2004 and 2003, cash provided by financing activities amounted to $278,443 and $398,177, respectively. In 2003 the Company realized cash from financing activities of $1,000,710 related to a private placement of securities. The funds were received by the Company prior to year-end 2003 and were recorded as a subscription payable at December 31, 2003. The Company issued the common stock related to this subscription payable in 2004. The Company received an additional $15,000 toward the private placement in 2004 and paid out $94,400 in share issue costs. In 2004, the Company also received $21,000 related to escrowed securities sold to certain officers and directors at a nominal price of $0.01 per common share. In fiscal year 2003, the Company retired $602,533 in loans payable. In fiscal year 2004, the Company recorded $942,310 related to the issuance of shares (net of issue costs) and $336,843 related to certain loans made to the Company.

In fiscal year 2004 cash used in investing activities amounted to $228,095 compared with $129,585 for fiscal year 2003. These amounts are directly related to capitalized (under Canadian GAAP) exploration and development expenses in connection with the Beale Lake and Harrison Lake mineral properties.

5.C Research and development, patents and licenses

The Company conducts no research and development activities, nor is it dependent upon any patents or licenses.

5.D Trend Information

The Company is unaware of any trends that would have a material effect on its operations or financial position.

5.E Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are likely to have a material current or future effect on the Company’s financial condition, or changes in financial condition, liquidity or capital resources or expenditures.

5.F Tabular Disclosure of Contractual Obligations

Pursuant to a Letter of Intent and Agreement with parties associated with the Beale Lake and Harrison Lake mineral properties, respectively, the Company is obligated to expend certain funds on a periodic basis in connection with exploration and development of the properties. Table No. 5 below sets forth the amounts committed, the schedule date by which such funds must be expended, and the amount spent to date.

Table No. 5
Contractual Commitments

Property	Schedule Date	Amount	Expended as of 12-31-05
Beale Lake	October 31, 2005	$300,000	$300,000
Beale Lake	October 31, 2006	$350,000	$89,603
Beale Lake	October 31, 2007	$400,000	Nil
Beale Lake	October 31, 2008	$500,000	Nil
Harrison Lake	December 31, 2005	$300,000	$300,000

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 10 in the Notes to the Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, Flow Through Shares and stock-based compensation.

Resource Properties

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Operations and Deficit in the period of sale.

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $122,500 for options granted to employees in that year, and to increase accumulated deficit as of December 31, 2003 by the same amount.

Contributed surplus was restated for the corresponding effect of these restatements.

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in 2005 on resource property exploration was $568,418 (2004 - $nil; 2003 - $nil).

Recent Accounting Pronouncements

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant’s first fiscal year beginning on or after December 31, 2005.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Directors and Senior Management
Name	Age	Position	Date of First Election or Appointment

Laurence Stephenson 1.	58	President, CEO and Director	March 1, 2001
Glen Indra 1.	58	Director	June 4, 1996
Robert Maddigan 1.	42	Director	August 20, 1996
Susan Wong 1.	58	CFO	December 5, 2004

1. Member of Audit committee. Sutcliffe does not have an Executive Committee.

The Directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The principal duty and responsibility of the Board is to oversee the management and operations of the Company delegated by the Board to the Chief Executive Officer and other senior management.

Certain Officers and Directors are engaged in, and for the foreseeable future will continue to be engaged in, other business activities on their own behalf and on behalf of other companies. Their activities are presently supplemented with professional service providers and consultants as deemed necessary. The approximate percentage of their professional time presently devoted to the operations of the Company are: Laurence Stephenson, CEO – 50%; Susan Wong, CFO – 10%; Glen Indra, Director – 25%; Robert Maddigan, Director – 25%.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management. Directors of Sutcliffe are not paid any annual retainer fees and are not paid for attendance at board or committee meetings, but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors who also serve as employees may receive salaries from Sutcliffe or consulting fees for services provided. Mr. Laurence Stephenson currently receives management fees from the Company of $6,500 per month through his personal consulting company.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. At present, there are no independent members of the Audit Committee. The Audit Committee is comprised of Laurence Stephenson, Glen Indra, Robert Maddigan and Susan Wong.

The Board of Directors appoints senior executives who serve at the discretion of the Board of Directors. There are no family relationships between any two or more Directors or Senior Management.

The business experience of each of the persons listed above is as follows:

Laurence Stephenson

Mr. Stephenson joined the Company in March of 2001 as President and and has over 35 years experience in the field of mineral exploration, particularly guiding new companies in the acquisition and utilization of capital. Laurence Stephenson’s business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.

Mr. Stephenson is presently President and a Director of Douglas Lake Minerals Inc. (OTC-BB), a publicly traded mineral acquisition and exploration company located in Vancouver, BC, Canada. From April 1994 to April 1999, Mr. Stephenson was Vice president of Exploration, Secretary and Director of Golden Chief Resources Inc. (TSX.V), a publicly traded mineral exploration company located in Vancouver, B.C. From September 1991 to April 1994, Mr. Stephenson was President and Director of Golden Hemlock Exploration Ltd. (TSX.V), a publicly traded precious metals mining company located in Vancouver, BC. From October 1987 to March 2002, Mr. Stephenson was a Director of Glencarin Exploration Ltd. (TSX.V), a publicly traded mineral exploration company located in Vancouver, BC.

Mr. Stephenson received a B.S. degree in Geology from Carlton University in Ottawa, Canada and an MBA degree from York University in Toronto, Canada. He is registered as a professional Engineer in British Columbia and Ontario.

Glen J. Indra

Mr. Indra joined the Company as a Director in June of 1996. Since November 1997, Mr. Indra has served as President and Director of Starfield Resources Ltd. (TSX.V/OTC-BB), a publicly traded mining acquisition and exploration company located in Vancouver, BC. Mr. Indra is also President and owner of Floralynn Investments Ltd., a private investment company. From April 2002 to March 2004, Mr. Indra was a Director of Thelon Ventures Inc. (TSX.V), a publicly traded natural resource mining company located in Vancouver, BC. From September 1995 to July 2001, Mr. Indra was a Director of Bioxel Pharma Inc. (TSX.V), a publicly traded biotechnology/pharmaceuticals company located in Sainte-Foy, Quebec. From July 1988 to June 1997, Mr. Indra served as a Director of Calibre Energy Inc. (TSX.V), an oil and gas exploration company located in Calgary, Alberta. Mr. Indra received a Bachelor of Commerce degree from the University of British Columbia, Canada.

Robert Maddigan, P. Eng., Director

Mr. Maddigan graduated in 1986 from the University of Alberta with a Bachelor of Applied Science in Civil Engineering and is registered as a Professional Engineer in the Northwest Territories. In 1991, Mr. Maddigan established Maddigan Consulting Ltd., a private company, and has been a project manager and general contractor for the public and private sectors for numerous building projects in the Canadian and Russian Arctic regions. Since July 1996, Mr. Maddigan has served as a Project Manager for Ferguson, Simek and Clark (FSC), an international architectural and engineering firm. Mr. Maddigan is currently managing the construction of public works projects in Chukotka, Russia as a partner of FSC. Mr. Maddigan presently serves as a director of Starfield Resources Ltd. (TSX.V), an affiliated exploration-stage mining company, located in Vancouver, B.C., Canada.

Susan Wong, Chief Financial Officer

Ms. Wong was appointed to her role as Chief Financial Officer in December of 2004 and on a part time basis provides her services which include, but are not limited to financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders and coordination of the expenses/taxes/activities of the Company to the Company. In addition to her responsibilities with Sutcliffe, Ms. Wong is a Member Services Representative for VanCity Credit Union located in Vancouver, B.C. since 1986, where she is responsible for directing member service investment and financial planning. Ms. Wong also provides financial related services to other exploration-stage mining companies (Saturn Minerals Inc. [TSX.V], Santa Cruz Ventures, Inc. [TSX.V], Leroy Ventures Inc. [TSX.V] and Ordorado Resources Corp. [CNQ], all located in Vancouver, B.C.).

6.B Compensation

The following Summary Compensation Table No. 6 sets forth certain compensation information for the President and CEO of the Company, Chief Financial Officer and Directors (“Named Executive Officers”). This information provided below includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any. The following table does not include the 2,100,000 common shares issued to officers and directors in 2003 for nominal consideration, a portion of which is currently held in escrow (see separate disclosure below under the heading of Escrowed Securities on page 39 below).

Table No. 6
Summary Compensation Table

					Long Term Compensation Awards
	Annual Compensation				Awards		Payouts
					Restricted	Securities	LTIP	All Other
Name and					Stock	Underlying	Pay-	Compen-
Principal Position	Year	Salary	Bonus	Other	Awards	Options/	outs	sation
		($)	($)	($)		SARs	($)	($)
						(#)
Laurence	2005	-	-	54,000 1.	-	1,090,000	-	-
Stephenson	2004	-	-	30,000 1.	-	-	-	-
(President, CEO &	2003	-	-	30,000 1.	-	430,000	-	-
Director)
Susan Wong	2005	-	-	-	-	150,000	-	-
(CFO)	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
Glen Indra	2005	-	-	-	-	700,000	-	-
(Director)	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	215,000	-	-
Robert Maddigan	2005	-	-	-	-	1,080,000	-	-
(Director)	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	430,000	-	-

1. Other compensation represents management fees of $2,500 per month for 2003, 2004, a portion of 2005 and increasing to $6,5000 per month effective July 1, 2005.

Table No. 7
Option/SAR Grants in Fiscal Year 2005
Individual Grants

	Number of	% of Total
	Securities	Options/SARs
	Underlying	Granted
	Options/SARs	in	Exercise or Base	Expiration
Name	Granted (#)	Fiscal Year s	Price ($/Share)	Date

Laurence Stephenson	1,090,000 1.	34.06%	$0.25	7-11-2010
Robert Maddigan	1,080,000 1.	33.75%	$0.25	7-11-2010
Glen Indra	700,000 1.	21.88%	$0.25	7-11-2010
Susan Wong	150,000 1.	04.69%	$0.25	7-11-2010

1. Options granted pursuant to Board of Directors resolution dated July 11, 2005. A total of 3,200,000 were granted to six (6) individuals. The options are exercisable over a five-year period and vest as to one-third of the total amount on the date of grant, and one-third of the total amount on each of the first and second anniversaries of the date of grant.

Option Exercises and Fiscal Year-End Values

          The following Table No. 8 sets forth information with respect to the number of exercised and unexercised stock options held by the Named Executive Officers on December 31, 2005. The value of the exercised and unexercised in-the-money stock options is the product of the difference between the option price and stock close price ($0.40) at December 30, 2005 multiplied by the amount of applicable shares. The information below does not include certain warrants owned by the individuals pursuant to warrants granted under financing activities of the Company.

Table No. 8
Aggregated Option/SAR Exercises in Fiscal Year 2005
and December 31, 2005 Option/SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-The-Money Options
			At December 31, 2005 (#)		At December 31, 2005 ($)
	Shares	($)
	Acquired	Value
Name	on	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	Exercise (#)

Laurence	-	-	793,333	726,667	$119,000	$109,000
Stephenson
Glen Indra	-	-	448,333	466,667	$87,250	$70,000

Robert	-	-	790,000	720,000	$118,500	$108,000
Maddigan
Susan Wong			50,000	100,000	$7,500	$15,000

Escrowed Securities

In connection with their ongoing activities in order to reactivate the business and affairs of the Company, the Company agreed in early December of 2003, that it would issue to the directors of the Company, for nominal consideration of $0.01 per share, an aggregate of 2,100,000 common shares. The common shares were issued as follows: (i) Mr. Stephenson – 900,000; (ii) Mr. Indra – 600,000; and (iii) Mr. Maddigan – 600,000. In addition to the 2,100,000 common shares issued to the aforementioned directors, the directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over an additional 1,572,000 common shares. All such common shares have been placed in escrow pursuant to a time-release escrow agreement (see Exhibit 15.c - Escrow Agreement). As of December 31, 2005, 918,000 shares have been released from escrow and 2,754,000 shares remain in escrow.

Retirement Plans

Sutcliffe has no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts and Termination of Employment

There are no employment contracts or other compensation plans or arrangements with regard to the Named Executive Officer or any other executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Sutcliffe or from a change in such officer's responsibilities following a change of control.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the previously noted stock option program and option grants, the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or senior management.

Change of Control Remuneration

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Stock Option Plan

In 2006, the Company adopted a revised stock option plan, which replaced and superceded an existing stock option plan, pursuant to which options are granted in order to attract, retain and motivate directors, officers and employees of Sutcliffe and other persons, such as consultants who provide services or who are of special value to Sutcliffe and to closely align the personal interest of such individuals to that of Sutcliffe. Shareholders at the Company’s annual meeting held on May 25, 2006 approved the amended 2006 stock option plan. The maximum number of common shares that may be reserved for issuance pursuant to options granted under the stock option plan, and pursuant to any other share compensation arrangements, is 20% of the Company’s presently issued and outstanding common shares. The amended plan ratified at the May 2006 annual meeting provided for the increase in total options authorized under the plan to be increased to a total of 8,242,415, which represents 20% of the issued and outstanding shares of the Company’s common stock as of the ratification date. There were no other amendments to the prior stock option plan.

The number of options and the exercise price thereof is set by the board of directors of Sutcliffe at the time of grant, provided that the exercise price will not be less than the current market price of the common shares on the Exchange on the trading day immediately prior to the date of grant, less the maximum discount permitted by the Exchange. The maximum number of common shares issuable in any one year to any one individual pursuant to the stock option plan may not exceed 5% of the outstanding common shares.

The following table provides information about the Company’s common stock that may be issued upon the exercise of options under the Company’s shareholder approved stock option plan as of May 25, 2006.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to	Weighted average	Number of securities
	be issued upon exercise	exercise price of	remaining available
	of outstanding options,	outstanding options,	for future issuance
	warrants and rights	warrants and rights
	(a)	(b)	(c)

Equity compensation plans	5,550,000 1.	$0.33	2,692,415
approved by security holders
Equity compensation plans not	-	-	-
approved by security holders
Total	5,550,000	$0.33	2,692,415

1. Number of securities that would have been issued upon exercise of outstanding options pursuant to the Company’s stock option plan amounted to 4,350,000 at December 31, 2005, 3,200,00 of which were then subject to shareholder approval. Certain option grants to officers and directors are subject to a vesting plan (see footnote 1 to Table 7 above).

6.C Board Practices

6.C.1 Terms of Office

Refer to Item 6.A – Directors and Senior Management

6.C.2 Directors’ Service Contracts

None

6.C.3 Board of Director Committees

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Laurence Stephenson, Robert Maddigan, Glen Indra and Susan Wong. The Audit Committee met four times during the fiscal year ended December 31, 2005.

6.D Employees

As of the date hereof, the Company had no employees and currently utilizes independent contractors and consultants to provide necessary services. The Company’s relationship with its independent contractors and consultants is positive and management does not anticipate encountering problems in its ability to retain contractors or hire individuals, as applicable, with the requisite skill set.

6.E Share Ownership

          Table No. 9 below sets forth information, to the best knowledge of the Company, as of June 30, 2006, certain information with respect to voting securities (consisting solely of common shares) beneficially owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the Named Executive Officer specified in the Summary Compensation Table above and (d) all current directors and executive officers as a group.

          Information as to beneficial ownership is based upon statements furnished to the Company by such persons. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of the individuals named below is c/o Sutcliffe Resources, Inc., 625 Howe Street, Suite#420, Vancouver, BC, Canada.

Table No. 9
Shareholdings of Directors, Senior Management and 5% Shareholders

Name and Address	Amount and Nature of
Of Beneficial Owner	Beneficial owner	Percent and Class 1.

Laurence Stephenson 2.	2,268,667	5.32%
Glen Indra 3.	2,076,667	4.90%
Robert Maddigan 4.	3,019,500	7.00%
Susan Wong 5.	130,000	0.29%
All directors and executive
officers as a group (four) 6.	7,494,834	16.56%

1. Based upon 41,498,577 shares of common stock outstanding on June 30, 2006, and includes consideration of stock options, warrants, escrowed securities, conversion privileges or similar obligations owned by certain officers, directors, and/or principal shareholders entitling the holders to purchase an aggregate of 3,758,333 shares of common stock, which are exercisable within sixty days.

2. Includes 1,156,667 common shares that may be acquired by Mr. Stephenson pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Mr. Stephenson’s total position includes 1,025,250 common shares currently held in escrow.

3. Includes 681,667 common shares that may be acquired by Mr. Indra pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Also includes 165,000 options granted on 1-13-2006 pursuant to the Company’s stock option plan (later ratified by shareholders on May 25, 2006) priced at $0.60 per share and expiring on 1-13-2011. Mr. Indra’s total position includes 903,750 common shares current held in escrow for his direct benefit or for the benefit of a beneficially owned entity.

4. Includes 1,150,000 common shares that may be acquired by Mr. Maddigan pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Also includes 495,000 options granted on 1-13-2006 pursuant to the Company’s stock option plan (later ratified by shareholders on May 25, 2006) priced at $0.60 per share and expiring on 1-13-2011. Mr. Maddigan’s total position includes 825,000 common shares currently held in escrow.

5. Includes 100,000 common shares that may be acquired by Ms. Wong pursuant to the exercise of options priced at $0.25 per share and expiring on 8-17-2010. Also includes 10,000 common shares that may be acquired by Ms. Wong pursuant to the exercise of whole common share warrants priced at $0.35 per share.

6. Includes 3,758,333 common shares that may be acquired by the named executive officers and directors pursuant to the exercise of warrants and options priced between $0.25 and $0.35 per share and expiring during the period 3-31-2006 and 8-17-2010. Also includes 2,754,750 common shares currently held in escrow and 660,000 shares that may be acquired pursuant to options granted on 1-13-2006 pursuant to the Company’s stock option plan priced at $0.60 per share and expiring on 1-13-2011. Any securities not outstanding which are subject to options and warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but is not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The names and titles of the Directors/Executive Officers of Sutcliffe to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth below as of December 31, 2005. Certain option grants to officers and directors are subject to a vesting plan (see footnote 1 to Table 7 above).

Name and Position	# Shares of Common stock	Exercise Price	Expiration Date
Laurence Stephenson
CEO and Director	430,000	$0.25	12-30-2008
	1,090,000	$0.25	07-11-2010
Glen Indra
Director	215,000	$0.25	12-30-2008
	700,000	$0.25	07-11-2010
Robert Maddigan
Director	430,000	$0.25	12-20-2008
	1,080,000	$0.25	07-11-2010
Susan Wong
CFO	150,000	$0.25	07-11-2010
All Directors, Officers and
Employees as a Group (4)	4,095,000	$0.25	2008-2010

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders.

7.A.1.a Holdings By Major Shareholders

Refer to Item 6.E Share Ownership and Table No. 9.

7.A.1.b Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the referenced individuals below, as well as the issuance of securities for nominal consideration over the last several years, has lead to significant changes in the holdings of certain major shareholders

	Shares Owned	Shares Owned	Shares Owned	Shares Owned
	12/31/02	12/31/03	12/31/04	12/31/05

Laurence	nil	nil	1,367,000	1,257,000
Stephenson
Glen Indra 1.	5,000	5,000	1,205,000	1,255,000
Robert Maddigan	nil	nil	1,100,000	990,000

1. Includes shares beneficially owned by Floralynn Investments Ltd.

7.A.1.c Different Voting Rights

The Company’s major shareholders do not have different voting rights.

7.A.2 Canadian Share Ownership

At June 30, 2006 the Company’s had 41,498,577 common shares issued and outstanding to approximately 150 shareholders of record. The Company believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of its outstanding common stock is held in broker “street names” for the benefit of individual investors or other nominees. Although the Company is unsure of the exact percentage of Canadian share ownership, management believes that such percentage exceeds 90.0% .

7.A.3 Control of the Company

The Company is a publicly owned Canadian corporation, the common shares of which are owned by Canadian residents, United States residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as may be described in Item 4.A - History and Development of the Company, and Item 6.E. - Share Ownership.

7.A.4 Change of Control of Company Arrangements

No disclosure required.

7.B Related Party Transaction

The Company pays Mr. Laurence Stephenson, President and Director, a management fee amounting to $6,500 per month (starting from July 1, 2005). Beginning in fiscal year 2004 (and up until June 20, 2005), the Company paid Mr. Stephenson’s private consulting company management fee of $2,500 per month or a total of $30,000 in management fees.

A loan in the amount of $1,500 previously made by Glen Indra, director, to the Company was repaid in full during the year ended December 31, 2005.

From time to time, the Company grants warrants and options to certain officers and directors (deemed to be related parties by definition) in recognition of beneficial service to the Company and as an incentive for future service. The Company granted such warrants and options in fiscal years 2005 and 2004. See Item 6 above for disclosure of such grants.

7.C Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Attached hereto are the audited financial statements for the periods ended December 31, 2005, 2004 and 2003.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under Item 17 – Financial Statements are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP and Gordon K.W. Gee Ltd., independent Chartered Accountant, are included herein immediately preceding the financial statements. The audited financial statements are accompanied by auditors’ reports and related notes.

8.A.7 Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Directors and the management of the Company know of no active or pending legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings involving any third party that might have, or have had in the recent past, significant effects on Sutcliffe’s financial position.

8.B Significant Changes

Since the date of the audited financial statements for the fiscal year ended December 31, 2005, the Company issued a total of 4,768,500 units at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to the Company amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. In connection with the private placement, the Company will pay a finder’s fee totaling $50,517 to three independent parties.

In fiscal year 2006, the Company issued 7.969,952 common shares pursuant to the exercise of warrants and options with the Company receiving $2,074,661 in corresponding proceeds.

Except as detailed above, no other material changes have occurred since the date of the fiscal year 2005 financial statements ended December 31, 2005 that have not been otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture exchange) in Toronto, Ontario, Canada, under the symbol "SR". The Company applied for listing on the TSX Venture Exchange and began trading on June 27, 2005. Table No. 9 below sets forth the high and low market prices on the TSX Venture Exchange for the six most recent months. Information for the last nine fiscal quarters and last five fiscal years are presented in part, as prior to June 27, 2005, the Company’s common stock was not listed or traded on any stock exchange or other regulated market.

Table No. 10
Common Shares Trading Activity
TSX Venture Exchange (CND $)

Period	High	Low

Month ended May 31, 2006	$ 0.81	$ 0.58
Month ended April 30, 2006	$ 0.87	$ 0.70
Month ended March 31, 2006	$ 0.83	$ 0.67
Month ended February 28, 2006	$ 0.83	$ 0.62
Month ended January 31, 2006	$ 0.89	$ 0.39
Month ended December 31, 2005	$ 0.40	$ 0.34

Quarter ended March 31, 2006	$ 0.89	$ 0.39
Quarter ended December 31, 2005	$ 0.45	$ 0.30
Quarter ended September 30, 2005	$ 0.49	$ 0.31

Fiscal Year ended December 31, 2005	$ 0.49	$ 0.30

9.A.5 Common Share Description

Not Applicable

9.A.6 Differing Rights

Not applicable

9.A.7.a. Subscription Warrants/Right

Not Applicable

9.A.7.b Convertible Securities/Warrants

Not Applicable

9.B Plan of Distribution

Not Applicable

9.C Stock Exchanges Identified

The Company’s common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada. Refer to Item 9.A for further information.

9.D Selling Shareholders

Not Applicable

9.E Dilution

Not Applicable

9.F Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

Not Applicable

10.B Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of Continuation of the Company provide that there are no restrictions on the business in which the Company may engage.

Continuation

The Company was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia)] and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Corporation was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Corporation was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Corporation effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.".

In connection with “continuation” (transfer) of the Company's incorporating jurisdiction from British Columbia to Ontario and subsequently to Alberta, the Company's Articles of Continuance (November 4, 1996) and Articles of Amendment (dated effective January 5, 199) effectively became the governing Articles of Association or Memorandum of the Company, in conjunction with Company's By-laws (“By-laws”), subject to the Alberta Business Corporations Act.

Directors' Powers

The Company’s Articles of Incorporation and By-laws, subject to any unanimous shareholder agreement, provide directors a broad discretion to manage the business and affairs of the Company. Notwithstanding a vacancy among directors, a quorum of directors may exercise all the powers of the directors. If the Company has only one director, that director may constitute a meeting.

The directors may, from time to time, without authorization of the shareholders: borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the company; subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Company to secure performance of an obligation of and person, and; mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the Company. The directors of the Company may, by resolution, delegate the aforementioned powers to a director, a committee of directors or an officer of the Company.

The Company’s Articles of Continuance do not specify a minimum or maximum number of directors. The directors may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Company.

Section 4.06 of the By-laws provides that the directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 110 of the Alberta Business Corporations Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

Section 4.09 of the By-laws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing contained in the By-laws shall preclude any director from serving the Company in any other capacity and receiving remuneration for such service.

Section 5.07 of the By-Laws, provides that the quorum necessary for the transaction of the business of the directors shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine. Section 5.08 of the By-laws specifies that directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if: (i) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (ii) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under the clause [i] above, totals at least half of the directors present at the meeting.

The directors have the authority under the By-laws to appoint officers to serve at the pleasure of the Board. The powers of the directors set forth in the By-laws can be varied by amending the By-laws. Section 175 and 179 of the Alberta Business Corporations Act provides that a corporation may amend its Articles of Incorporation by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution. A special resolution means a resolution passed by not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the Articles of Continuance imposing a requirement for retirement or non-retirement of directors under an age limit requirement. A director of the Company ceases to hold office when: (i) he/she dies or resigns; (ii) is removed in accordance with section 104 of the Alberta Business Corporations Act; and (iii) becomes disqualified under subsection 100(1) of the Alberta Business Corporations Act.

There is no requirement for directors to hold a share in the capital of the Company as qualification for their office. Section 106 of the Alberta Business Corporations Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt.

Section 102 of the Alberta Business Corporations Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Share Rights

The Company's authorized capital was designated in the Articles of Continuance to be an unlimited number of common shares without par value. All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.

Subject to the Alberta Business Corporations Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of six (6) years from the date on which the dividend was declared to be payable will be forfeited and returned to the Company.

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Alberta Business corporations Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

There are no restrictions on share transfers.

Warrants

The Company issues warrants exercisable at specified prices for an indicated period of time in connection with financings or other consideration.

Meetings

The Alberta Business Corporations Act provides that the Company must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. The Company must give to its shareholders entitled to receive notice of a general meeting not less than 21 days and not more than 50 days notice of any general meeting of the Company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Alberta Business Corporations Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of its shareholders the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, and the report of the auditor to the shareholders.

The Alberta Business Corporations Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting. A quorum at any meeting of shareholders shall be persons present not being less than two (2) in number and holding or representing not less than five percent (5%) of the common shares entitled to be voted at the meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Company and others who although not entitled to vote are entitled or required under the provisions of the Alberta Business Corporations Act or By-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend/act at the meeting in a manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

All questions at meetings of shareholders will be decided by the majority of the votes cast in favor. Any question at a meeting of shareholders will be decided by show of hands unless a ballot thereon is requested. If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will be entitled to a second or casting vote.

Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

Limitations on Ownership of Securities

Except for as described in ITEM #10.D, “Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Corporation

No provision of the Company's Articles of Continuation or By-laws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 5% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

Conditions Governing Changes in Capital

There are no conditions imposed by the Articles of Continuance of the Company regarding changes in the capital that are more stringent than is required by law.

10.C Material Contracts

The Company has entered into A Sale, Purchase and Assignment Agreement, as amended, and a Joint Venture Agreement in connection with the Harrison Lake Property. On September 5, 2005, the Company entered into a purchase agreement for the rights to additional mineral claims at the Harrison Lake property. The Company has also entered into a Letter of Intent, as amended, in connection with its Beale Lake property. On September 29, 2005, the Company entered into a letter agreement for the rights to additional mineral claims at the Beale Lake property. The aforementioned agreements are more fully detailed in Item 4.D – Property, Plant and Equipment and are provided in full as exhibits to this Annual Report.

10.D Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10.E, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

Canadian Federal Income Tax Considerations

          The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

          The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

          Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

          In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

          The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

          A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

          A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

          A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

          For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

          For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

          Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

          The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Tax Considerations Related to The Company’s Public Offering in 2005

          In second quarter 2005, the Company completed a public offering of its shares pursuant to a Prospectus document dated May 27, 2005 (attached hereto as Exhibit No. 15d to this Annual Report). The Company sold 9,200,000 Units under the public offering. Each Unit is comprised of one (1) common share and one-half (1/2) of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 per common share for a period of two years from the date of issuance. All Units were sold to Canadian residents.

          Within the Prospectus and in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, management provided a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchased Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with the Company and holds the Units as capital property. The Units will generally constitute capital property to a holder thereof unless the holder holds the Units in the course of carrying on a business of buying and selling securities or acquires the Units in a transaction or transactions considered to be an adventure in the nature of trade.

          The summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the offering (the "Proposed Amendments") and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). Except for the Proposed Amendments, the summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

          The reader may reference this tax consideration summary on pages 56-59 of the Company’s Prospectus dated May 27, 2005 and attached as an exhibit (15d) to this Annual Report.

10.F Dividends and Paying Agents

Not Applicable

10.G Statement by Experts

Not Applicable

10.H Document on Display

The Company’s documents referred to and described herein can be inspected during normal working hours at its corporate offices located at 625 Howe Street, Suite #420, Vancouver BC, Canada. Upon the effectiveness of its registration statement on Form 20-FR, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”). The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street, N.E., Washington, D.C. 20549.

10.I Subsidiary Information

The Company has no subsidiaries as of the date hereof.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt Securities

Not Applicable

12.B Warrants and Rights

Not Applicable

12.C Other Securities

Not Applicable

12.D American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is accumulated and communicated in a to our management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

There were no changes in the Company’s internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, Laurence Stephenson, President and CEO serves as the Audit Committee’s financial expert. Mr. Stephenson is not considered to be independent as a consequence of his position as an officer and director with the Company.

ITEM 16.B CODE OF ETHICS

Sutcliffe adopted a Code of Ethics (“Code”) in third quarter of 2005 applicable to all its employees and directors regardless of position or stock ownership. The Company has historically operated under informal ethical guidelines, under which the Company’s principal executive, financial and accounting officer, are held accountable. In accordance with these informal guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. Certain of the Company’s senior executive and financial officers¯Chief Executive Officer and President and Chief Financial Officer¯provide services and perform functions that merit a more detailed expression of their duties, because they are singularly responsible for the integrity, accuracy and timeliness of our periodic financial reports to regulators and the investing public. Thus the Company has provided as an exhibit to this Annual Report, a signed acknowledgement of the applicable officers understanding and acceptance of the Code.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s board of directors appointed BDO Dunwoody LLP as independent auditors to audit our financial statements for the fiscal year ended December 31, 2005. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as the Company’s principal accountant during the last fiscal year is set forth below. The Company’s Audit Committee pre-approved all of the following amounts billed to the Company prior to incurring the expenses associated therewith.

Audit fees

The aggregate fees billed for professional services rendered by our principal accountants for the audit of the Company’s annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits during the fiscal year ended December 31, 2005 was $45,000.

Audit Related Fees

There were no aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements, other than amounts previously reported in this Item 16C during the fiscal year ended December 31, 2005.

Tax Fees

The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal year ended December 31, 2005 was $0.

All Other Fees

Other fees billed by our principal accountant during the fiscal year ended December 31, 2005 amounted to $ 3,000 and included general review of certain company documentation, such as its 20-FR registration filing, unrelated to auditing activities.

ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP. The value of the U.S. Dollar in relation to the Canadian Dollar was $1.12 as of June 26, 2006.

The Company’s financial statements, audited and unaudited, as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The auditor’s reports, where applicable, were prepared by BDO Dunwoody LLP (2005) and Gordon K.W. Gee Ltd., independent Chartered Accountant (2004 and 2003), and are included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor’s Reports dated March 31, 2006 and March 23, 2005
Statement of Financial Position at December 31, 2005 and 2004
Statement of Operations and Deficit for fiscal years ended December 31, 2005, 2004 and 2003
Statement of Changes in Cash Flows for the fiscal years ended December 31, 2005, 2004 and 2003
Notes to the Financial Statements for the fiscal years ended December 31, 2005, 2004 and 2003

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

19. B	Index to Exhibits

1.0	Articles of Continuance as currently in effect 1.

	a.	Articles of Amendment

	b.	By-Laws

2.0	Instruments defining the rights of holders of the securities being registered - Refer to Exhibit#1

3.0	Voting Trust Agreement – Not Applicable

4.0	Material Contracts 1.

	a.	Harrison Lake Agreement dated March 7, 2003, as amended 1.

	b.	Harrison Lake Joint Venture Agreement dated January 5, 2004, as amended 1.

	c.	Letter Of Intent dated February 5, 2003 with David Fleming, as amended1.

	d.	Mineral Property Purchase Agreement with 606896 B.C. Ltd. dated September 5, 2005

	e.	Purchase Agreement with Gambier Mining Corp. dated September 29, 2005

5.0	List of Foreign patents - Not Applicable

6.0	Calculation of earnings per share – Not Applicable

7.0	Explanation of calculation ratios – Not Applicable

8.0	List of subsidiaries – Not Applicable

9.0	Statement pursuant to the instructions of Item 8.A.4 – Not Applicable

10.0	Notice required by Rule 104 of Regulation BTR – Not Applicable

11.0	Sutcliffe Resources Ltd. Code of Ethics 1.

12.0	Certifications pursuant to Section 302 of the Sarbanes Oxley-Act

	a.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	b.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.0	Certifications pursuant to Section 906 of the Sarbanes Oxley Act

	a.	Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

14.0	Legal Opinion required by Instruction 3 of Item 7B – Not Applicable

15.0	Other Exhibits

	a.	Stock Option Plan dated December 31, 2003 [1]

	b.	Escrow Agreement dated December 1, 2003 [1]

	c.	Sutcliffe Resources Ltd. Prospectus dated May 27, 2005 [1]

22.0	Notice of Annual Meeting (held on May 25, 2006) dated April 25, 2006

1. Incorporated by reference from the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on October 13, 2005.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
Registrant

Dated: July 13, 2006	Signed:	/s/ Laurence Stephenson
Laurence Stephenson
Chairman, President & CEO

SUTCLIFFE RESOURCES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Exploration Stage Company)
(Presented in Canadian Dollars)

Auditors’ Report

To the Shareholders of
Sutcliffe Resources Ltd.
(An exploration stage company)

We have audited the Balance Sheet of Sutcliffe Resources Ltd. (an exploration stage company) as at December 31, 2005 and the Statements of Operations and Deficit and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the year then ended were audited by auditors who expressed an opinion without reservation on those statements in their report dated March 23, 2005.

On March 31, 2006, we reported separately to the shareholders of Sutcliff Resources Ltd. (an exploration stage company) on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 10, Differences Between Canadian and United States General Accepted Accounting Principles, included in the accompanying financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
March 31, 2006

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 31, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
March 31, 2006

GORDON K.W. GEE
Chartered Accountant	#601 -325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -8838
Email: gkwg@telus.net

AUDITOR’S REPORT

To the Board of Directors and Shareholders of Sutcliffe Resources Ltd.:

I have audited the accompanying balance sheet of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the related statements of operations and deficit, cash flow and changes in shareholders’ equity and comprehensive income for the years ended 2004,2003 and 2002. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (US). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the results of the operations and deficit, cash flows and changes in shareholders’ equity for the years ended 31 December 2004, 2003 and 2002, in conformity with generally accepted accounting principles accepted in the Canada. As required by the Companies Act of Alberta, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Gordon K.W. Gee Ltd.”
CHARTERED ACCOUNTANT
Vancouver, B.C., Canada
23 March 2005

GORDON K.W. GEE
Chartered Accountant	#601 -325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -8838
Email: gkwg@telus.net

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 23 March 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“Gordon K.W. Gee Ltd.”
CHARTERED ACCOUNTANT
Vancouver, B.C., Canada
23 March 2005

SUTCLIFFE RESOURCES LTD.
BALANCE SHEETS
DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2005	2004
	$	$
ASSETS

CURRENT ASSETS
Cash	35,271	50,248
Receivables	59,970	14,438
Prepaid expenses	20,848	50,000
Flow-through share proceeds (Notes 4 and 6)	1,159,182	-
	1,275,271	114,686

RESOURCE PROPERTIES (Note 2)	2,608,898	357,680
	3,884,169	472,366

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	93,852	115,095
Loans payable (Note 3)	-	336,843
Unratified stock compensation (Note 5)	202,879	-
	296,731	451,938

FUTURE INCOME TAXES (Note 6)	589,457	-
	886,188	451,938

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 4)	9,614,917	5,753,710
SUBSCRIPTIONS RECEIVABLE (Note 9)	(75,000)	-
CONTRIBUTED SURPLUS (Note 5)	240,502	122,500
ACCUMULATED DEFICIT	(6,782,438)	(5,855,782)
	2,997,981	20,428
	3,884,169	472,366

APPROVED BY THE DIRECTORS:

“Glen Indra”_____________________
Glen Indra, Director

“Laurence Stephenson”____________
Laurence Stephenson, Director

See accompanying summary of significant accounting policies and notes to the financial statements

SUTCLIFFE RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2005	2004	2003
	$	$	$

ADMINISTRATIVE EXPENSES
Consulting fees (Note 5)	119,895	8,000	22,115
Travel and automotive	1,981	5,655	2,114
Rent and office services	17,552	637	10,592
Investor relations and communication (Note 5)	47,282	-	-
Professional fees	133,651	7,638	32,307
Resource property investigation expenditures (Note 2(d))	84,795	-	-
Transfer and regulatory fees	52,004	15,800	2,935
Management fees (Note 5 and 7)	294,661	30,000	139,740
Interest and bank charges	1,492	829	245
Interest on demand loans	81,301	-	14,758
Financing fees (Note 3)	98,075	2,072	-
LOSS BEFORE THE FOLLOWING	(932,689)	(70,631)	(224,806)
Write-off of receivables, net of debt settlement	-	(35,314)	-
Interest income	6,033	102	-
NET LOSS	(926,656)	(105,843)	(224,806)

ACCUMULATED DEFICIT – Beginning of year, as restated	(5,855,782)	(5,749,939)	(5,525,133)

ACCUMULATED DEFICIT – End of year	(6,782,438)	(5,855,782)	(5,749,939)

LOSS PER SHARE – basic and diluted	(0.05)	(0.01)	(0.09)

WEIGHTED AVERAGE SHARES OUTSTANDING	17,338,237	9,366,343	2,412,500

See accompanying summary of significant accounting policies and notes to the financial statements

SUTCLIFFE RESOURCES LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2005	2004	2003
	$	$	$
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net Loss	(926,656)	(105,843)	(224,806)
Add non cash items:
Stock-based compensation	320,881	-	122,500
Adjustment for accounting estimates (Note 8)	-	(16,304)	-

(Increase) Decrease in assets:
Receivables	(45,532)	39,147	(37,362)
Related parties	-	30,909	(50,502)
Prepaid expenses	29,152	(50,000)	-
Increase (Decrease) in Accounts payable and accrued
liabilities	(21,243)	52,232	(28,725)
	(643,398)	(49,859)	(218,895)

INVESTING ACTIVITIES
Resource properties	(947,718)	(228,095)	(129,585)
Increase in restricted cash	(1,727,600)	-	-
Decrease in restricted cash	568,418	-	-
	(2,106,900)	(228,095)	(129,585)

FINANCING ACTIVITIES
Subscriptions received (receivable)	(75,000)	(1,000,710)	1,000,710
Issuance of shares net of issue costs	3,147,164	942,310	-
Loans payable	(336,843)	336,843	(602,533)
	2,735,321	278,443	398,177

INCREASE (DECREASE) IN CASH	(14,977)	489	49,697
CASH – beginning of year	50,248	49,759	62
CASH – end of year	35,271	50,248	49,759

Supplementary information:
Interest paid	82,793	829	15,003

The following transactions did not result in cash flows and have been excluded from financing and investing activities:

Acquisition of resource properties for shares (Note 2)	1,303,500	-	-
Stock-based compensation (Note 5)	320,881	-	122,500
Renouncement of future income tax recovery (Note 6)	589,457	-	-
Settlement of debt (Note 4 (a))	-	180,000	-

See accompanying summary of significant accounting policies and notes to the financial statements

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005 and 2004

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 10. Details of significant accounting policies are as follows:

Ability to Continue as a Going Concern

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses in recent years and the Company’s deficit raise substantial doubt about the validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used. The Company’s financial statements as at December 31, 2005 and 2004 do not include such adjustments.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Cash

The Company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such cash and investments may be in excess of federal insurance limits.

Resource Properties

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Operations and Deficit in the period of sale.

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies - Continued

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005 and 2004

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

Future Income Taxes

Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The assets which required management to make significant estimates and assumptions in determining carrying value include resource properties and stock-based compensation.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2005, 2004 and 2003, common equivalent shares (relating to options and warrants outstanding at year end) totaling 17,336,675 (2004 – 7,971,400; 2003 – 1,200,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments.

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies - Continued

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005 and 2004

Stock-Based Compensation

Effective January 1, 2004, the Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this new accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $122,500 for options granted to employees in that year, and to increase accumulated deficit as of December 31, 2003 by the same amount.

Contributed surplus was restated for the corresponding effect of these restatements.

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow- through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in 2005 on resource property exploration was $568,418 (2004 - $nil; 2003 - $nil).

SUTCLIFFE RESOURCES LTD.
Summary of Significant Accounting Policies - Continued

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005 and 2004

Asset Retirement Obligations

Effective January 1, 2004, the Company has adopted CICA 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long- lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

There was no material impact on the financial statements resulting from the adoption of Section 3110 in the current or prior periods presented, as the Company has only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations.

Comparative Figures

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

1.	Nature of Business

The Company is in the business of exploring and developing resource properties. The Company’s main properties of interest as of December 31, 2005 are the Beale Lake Project located in the Liard Mining District and the Harrison Lake property located in the New Westminster Mining District , both of which are in British Columbia. Other projects, both domestic and overseas, are also being assessed by the Company as potential acquisitions.

2.	Resource Properties

	a)	Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on September 15, 2004, the Company acquired an option to purchase a 100% undivided interest in two mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendor, and for the following payments and share issuances:

Date	Payment	Share Issuance

On signing Letter of Intent	$ 7,500 (paid)	nil

September 30, 2003	$15,000 (paid)	nil

June 30, 2004	$17,500 (paid)	nil

Closing of Prospectus Offering	nil	150,000 common shares (issued)

June 30, 2005	$30,000 (paid)	100,000 common shares (issued)

June 30, 2006	$50,000	100,000 common shares

A finder’s fee of $21,000 has also been paid in connection with the acquisition of the Beale Lake Property.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

2.	Resource Properties - Continued

An exploration program on the Beale Lake property totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended to December 31, 2005

October 31, 2005	$300,000	$ 300,000

October 31, 2006	$350,000	$ 89,603

October 31, 2007	$400,000	-

October 31, 2008	$500,000	-

A bonus of 650,000 common shares is payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of $1,000,000, also has the option to buy out 1% of the net smelter return royalty (40% of the total net smelter return royalty). There is also a yearly $20,000 advance on the royalty commencing October 1, 2008.

By a Purchase Agreement dated September 29, 2005, the Company acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Beale Lake property. The agreement required a cash payment of $200,000 (paid), the issuance of 2,500,000 shares (issued – see Note 4) and is subject to a 2% net smelter return royalty. A finder’s fee of 300,000 shares has also been paid (Note 4).

b)	Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company acquired the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia. This agreement also subjects the Company to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Company holds an interest in the Harrison Property Claims. The terms of the agreement required an initial payment of $5,000 by September 5, 2003 (paid), an additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 (issued) and a minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005 (completed).

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

2.	Resource Properties – Continued

The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims. As at December 31, 2005, the Company had not entered a joint venture with respect to this property.

By a letter agreement dated September 5, 2005, the Company purchased a 100% interest in the Bloom 1 – 10 mineral claims, located west of and adjoining the Harrison Lake property. The terms required a purchase price of $40,000 (paid), the issuance of 500,000 shares (issued) and a 2% net smelter return royalty payable to the vendor.

c)	Resource Properties expenditure breakdown:

British Columbia, Canada	2005	2004
Beale Lake, Liard Mining District
Property acquisition costs (cash)	251,000	17,500
Property acquisition costs (shares) (Note 4)	1,051,000	-
	1,302,000	17,500
Deferred exploration and development:
Assays and reports	11,931	-
Consulting and engineering	21,288	-
Equipment rental and supplies	142,235	-
Field personnel	78,276	-
Filing fees	2,364	-
Geophysical survey	30,150	-
Mobilization/Demobilization	29,519	-
Reclamation bond	50,000	-
Travel	1,168	-
Deferred exploration and development costs for the year	366,931	-

Harrison Lake, New Westminster Mining District
Property acquisition costs (cash)	40,000	20,000
Property acquisition costs (shares) (Note 4)	252,500	-
	292,500	20,000
Deferred exploration and development:
Assays and reports	1,249	-
Consulting and engineering	21,223	43,861
Equipment rental and supplies	108,137	1,690
Field personnel	82,096	1,794
Filing fees	7,498	41,470

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

2.	Resource Properties - Continued

Geophysical survey	39,121	103,280
Miscellaneous	-	1,500
Mobilization/Demobilization	10,463	-
Reclamation bond	20,000	-
Deferred exploration and development costs for the year	289,787	193,595
Less: accumulated write-downs	-	3,000
Net Resource Properties Costs for the Year	2,251,218	228,095

Total Expenditures, Balance, January 1	357,680	129,585
Total Expenditures, Balance, December 31	$2,608,898	$357,680

Included in resource expenditures is $70,000 (2004 - $nil) in reclamation bonds on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

d)	Resource property investigation expenditures

In 2005 funds were advanced to a Russian corporation, Chukot Gold Ltd. (“Chukot”), by the Company as an initial expression of interest in possible acquisitions of mineral properties. These funds were expensed at year end as property investigation expenditures since there was no agreement in place at that time and no assurance that the funds may be recoverable in the future.

3.	Loans Payable

As at December 31, 2005 there were no outstanding loans payable (2004 - $336,843). The loans in 2004 were all unsecured amounts owing to unrelated parties with variable interest rates and were due on demand. Financing fees (including extension fees) in the amount of $58,075 were incurred for the year ending December 31, 2005 as a result of the loans outstanding in 2004. In addition, $40,000 in due diligence fees were paid during the year in connection with the financing of flow-through private placement shares.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital

a)	Issued common shares:

The Company has authorized an unlimited number of common shares without par value.

	2005		2004		2003
	Number		Number		Number
	Of Shares	Amount	of Shares	Amount	Of Shares	Amount
Balance, beginning of year
	11,633,900	$5,753,710	2,412,500	$4,631,400	2,412,500	$4,631,400
Issued during the year for:
Common shares - cash (1)	6,637,500	1,238,008	8,871,400	942,310	-	-
Flow-through shares - cash (2)	5,444,000	1,138,143	-	-	-	-
Corporate finance units	500,000	125,000	-	-	-	-
Settlement of debt	-	-	1,200,000	180,000	-	-
Cancelled, old escrow and	-	-	(850,000)	-	-	-
property earn-out shares
Warrants exercised	176,225	44,056	-	-	-	-
Options exercised	50,000	12,500	-	-	-	-
Property	3,750,000	1,303,500	-	-	-	-
Balance, end of year	28,191,625	$9,614,917	11,633,900	$5,753,710	2,412,500	$4,631,400

(1)	Net of share issue costs of $486,992 (2004 - $94,400; 2003 - $nil) of which $361,992 (2004 - $94,400; 2003 - $nil) was paid in cash.
(2)	Net of renouncement of future income tax recovery of $589,457 (2004 - $nil; 2003 - $nil) from flow- through shares

On March 15, 2005, the Company issued 200,000 common shares at a price of $0.15 per share to the vendor of the Harrison Lake property (Note 2 (b)). The shares were valued based on the fair value of the shares at the time of issuance.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital – Continued

On June 21, 2005, pursuant to an initial public offering, the Company issued 3,000,000 flow- through units for gross proceeds of $750,000 and 6,200,000 share units for gross proceeds of $1,550,000. Each flow-through unit consisted of one flow-through common share and one- half of a share purchase warrant and each unit consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.35 for a two-year period. As part of a corporate financing fee, the Company issued 500,000 units to the agents at a price of $0.25 per unit based on the estimated fair value of the shares at the time of issuance, the terms for these units being the same as above. Pursuant to the underwriting, the agents received agent share purchase warrants amounting to 12% of the total number of shares financed or 1,104,000 agent share purchase warrants. Each agent share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a two-year period.

On June 22, 2005, the Company issued 150,000 common shares at a price of $0.25 per share to the vendors of the Beale Lake property (Note 2 (a)). The shares were valued based on the estimated fair value of the shares at the time of issuance.

On June 30, 2005, the Company issued 100,000 common shares at a price of $0.335 per share to the vendors of the Beale Lake property (Note 2 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On November 7, 2005, the Company issued 500,000 common shares at a price of $0.445 per share to the vendor of the Bloom mineral claims (Note 2 (b)). The shares were valued based on the market price at the time of the issuance.

On December 22, 2005, the Company issued 2,500,000 common shares at a price of $0.35 per share to the vendor of the property surrounding the Beale Lake property (Note 2 (a)). The shares were valued based on the market price at the time of the issuance.

On December 22, 2005, the Company issued 300,000 common shares at a price of $0.35 per share as finder’s fee for the acquisition of the additional claims surrounding the original Beale Lake property (Note 2 (a)). The shares were valued based on the market price at the time of the issuance.

On December 30, 2005, pursuant to a non-brokered private placement, the Company issued 2,444,000 flow-through common shares for gross proceeds of $977,600 and 437,500 share units for gross proceeds of $175,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.60 for a two-year period.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital - Continued

On March 31, 2004, pursuant to a non-brokered private placement, the Company issued 6,771,400 units for gross proceeds of $1,015,710. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.25 for a two year period.

On March 31, 2004, the Company issued 2,100,000 common shares to directors and officers of the Company for gross proceeds of $21,000 (a total of 850,000 old escrow and property earn- out shares were cancelled).

On March 31, 2004, the Company issued 1,200,000 common shares as debt settlement to debt holders at a price of $0.15 per share. The shares were valued based on the fair value of the shares at the time of issuance. No gain or loss was recorded for the settlement.

b)	Shares in Escrow

Pursuant to escrow agreements among the Company, the Trustee and directors of the Company, it was agreed that the 2,100,000 common shares issued to the directors for nominal consideration (Note 4 (a)) as well as an additional 1,572,000 common shares that the directors as a group beneficially own, directly or indirectly, were placed in escrow under a time release agreement. The release was as follows: 10% on the date on which the Company’s shares were listed for trading and 15% every six months after the initial release so that all escrowed shares will have been released within thirty-six months of the listing date.

Pursuant to this agreement 918,000 shares were released from escrow during the year ended December 31, 2005 (2004 – nil shares; 2003 – nil shares). As of December 31, 2005 there were 2,754,000 shares remaining in escrow (2004 – 3,672,000; 2003 – 450,000).

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital - Continued

c)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2005 and 2004:

		Weighted Average
	Number	Exercise price ($)
Balance, January 1, 2003 and 2004	-	-
Issued:	6,771,400	0.25
Balance, December 31, 2004	6,771,400	0.25
Issued:	6,391,500	0.35
Exercised:	(176,225)	0.25
Balance, December 31, 2005	12,986,675	0.30

A summary of the warrants outstanding at December 31, 2005 is as follows:

Number	Exercise	Expiry Date
	Price

6,604,400	0.25	March 31, 2006
4,850,000	0.35	June 21, 2007
1,094,775	0.25	June 21, 2007
437,500	0.60	December 30, 2007

12,986,675

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital - Continued

d)	Stock Options

The Company has a Stock Option Plan (the “2004 Plan”) for directors, officers, employees and consultants. The 2004 Plan permits the granting of options to purchase 2,326,780 common shares (being 20% of the shares outstanding as at December 31, 2004). The 2004 Plan provides that:

i)	any options granted pursuant to the 2004 Plan shall expire not later than five years after the date of grant;

ii)	any options granted pursuant to the 2004 Plan shall be non-assignable and non- transferable;

iii)	the number of common shares issuable pursuant to the 2004 Plan to any one person in any 12 month period shall not exceed 5% of the outstanding common shares;

iv)	the number of common shares issuable pursuant to the 2004 Plan to any one consultant in any 12 month period may not exceed 2% of the outstanding common shares;

v)	the number of common shares issuable pursuant to the 2004 Plan to persons employed in investor relations activities may not exceed 2% of the outstanding common shares in any 12 month period;

vi)

the 2004 Plan provides that options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee’s personal representative shall have one year to exercise such options, and further provided that if the optionee has ceased to be an employee, director or officer of, or consultant to, the Company for any other reason, other than for cause, the optionee shall have not in excess of 90 days to exercise the options; and

vii)

unless disinterested shareholder approval is obtained, the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one year period may not exceed 10% of the issued and outstanding common shares.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

4.	Share Capital – Continued

The board of directors has determined the time during which options shall vest as follows: vesting to be one third on the date of grant and one third on each of the second and third anniversaries of the date of grant.

The following table summarizes the number of stock option transactions and the weighted average exercise prices thereof:

	Number of	Weighted Average
	options	Exercise Price ($)
Outstanding at January 1, 2003	-	-
Granted	1,200,000	0.25

Outstanding at December 31, 2003 and 2004	1,200,000	0.25
Granted	3,200,000	0.25
Exercised	(50,000)	0.25

Outstanding at December 31, 2005	4,350,000	0.25

A summary of the common share options that are outstanding compared to those vested at December 31, 2005 is as follows:

Date of Grant	Outstanding	Vested	Exercise Price	Expiry Date

December 30, 2003	1,150,000	1,150,000	$ 0.25	December 30, 2008
July 11, 2005 *	3,200,000	1,066,666	$ 0.25	July 11, 2010

	4,350,000	2,216,666

* These options have been granted but have not been ratified and approved by shareholders.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

5.	Stock-Based Compensation

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date for all options that are vested using the Black-Scholes option pricing model. The related compensation cost of $320,881 (2004 - $nil; 2003 - $122,500) was recognized in the Statements of Operations and Deficit under the relevant administrative expense as follows:

	2005	2004	2003
	$	$	$
Income statement items
Consulting fees	65,179	-	12,760
Investor Relations and communications	15,041	-	-
Management fee	240,661	-	109,740
	320,881	-	122,500

As described in Note 4 (d), the granted options at the year-end exceeded the number of options authorized in the “2004 Plan”. As a result, $202,879 (2004 - $nil) in stock compensation on the unauthorized options has been recorded as “unratified stock compensation” on the balance sheet and $118,002 in stock compensation on the authorized options has been recorded as an increase to contributed surplus.

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2005	2004	2003

Risk-free rate	3.34%	-	5%
Dividend yield	Nil%	-	Nil%
Volatility factor of the expected market price
Of the Company’s common shares	80%	-	33.3%
Weighted average expected life of the options
(months)	60	-	60

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

6.	Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2005	2004	2003
Net operating and capital losses	$427,962	$196,306	$160,741
Resource properties	(589,457)	-	-
Valuation allowance	(427,962)	(196,306)	(160,741)

Future tax assets (liabilities)	$(589,457)	$-	$-

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2005	2004	2003

Provision (benefit) at Canadian
statutory rate	$(316,175)	$(37,701)	$(80,076)
Permanent differences	(33,232)	2,136	-
Non-deductible stock option compensation	109,484	-	43,635
Effect of reduction in statutory rate	8,267	-	-
Increase in valuation allowance	231,656	35,565	36,441
Future income tax recovery	$-	$-	$-

The Company has accumulated losses for Canadian income tax purposes of $1,260,282 which may be carried forward and used to reduce taxable income in future years.

During 2005, the Company renounced $1,727,600 (2004 - $nil) of expenditures and recorded a future income tax liability of $589,457 (2004 - $nil) in accordance with the accounting treatment of Canadian flow-through shares. The Company has a commitment to spend $1,159,182 (2004 - $nil) on Canadian exploration expenditures prior to December 31, 2006. Amounts outstanding after February, 2006 will be subject to Part XII.6 tax payable to Revenue Canada Agency before March, 2007.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

7.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

For the year ending December 31, 2005, management fees charged by a director totaled $54,000 (2004 - $30,000; 2003 - $30,000). A loan in the amount of $1,500 made by another director to the Company was repaid in full during the year ended December 31, 2005.

The above-noted transactions were in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Adjustment for Accounting Estimates

Canadian Goods and Services Tax (GST) was accrued for the years from 1999 to 2003. The Company, however, was deregistered in those years for the GST. The adjustment represents the estimate of input tax credits that would have been recoverable in those years. As the Company was deregistered, the amount accrued has been written-off to the Statement of Operations and Deficit in 2004.

9.	Subsequent Events

Subsequent to December 31, 2005 the Company received $75,000 for shares issued during the year then ended.

Starting in January, 2006, the Company has arranged to pay $3,000 on a monthly basis for its share of office rent, equipment leasing and other office overhead to a corporation with two common directors.

On January 13, 2006 a total of 50,000 stock options were exercised for gross proceeds of $12,500.

On February 14, 2006, pursuant to a non-brokered private placement, the Company issued 4,768,500 units for gross proceeds of $2,622,675. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.75 for a two-year period.

Subsequent to the year end, as of March 31, 2006 a total of 7,919,952 warrants were exercised to purchase 7,919,952 common shares of the Company at a weighted average exercise price of $0.26 per share.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)	Exploration Expenditures

Under Canadian GAAP, mineral exploration expenditures are capitalized or considered to be investing cash flows until the property is sold or abandoned. If developed, the expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred, or is considered as operating cash flow, until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable. Such costs would only be capitalized after a bankable feasibility study was completed that demonstrates proven reserves. For 2004, the Company initially adopted EITF 04-2 for treating mineral property acquisition costs as tangible assets for US GAAP purposes but due to the uncertainty of recovery, these costs were written off for all the periods presented.

b)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The release of the Company’s escrow shares is not performance-based and therefore no adjustments have been made to the calculation of loss per share.

c)	Stock option compensation

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock- Based Compensation”, requires the Company to record compensation to “non- employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP. The Company has not granted options to employees.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

d)	Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow- through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2005, the Company renounced $1,727,600 in expenses and recorded, under Canadian GAAP, a deferred tax liability of $589,457.

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expense. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for all the periods presented.

For the purposes of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Statement of Cash Flows. The Company reflects the proceeds received from flow-through shares as a cash inflow from financing activities. As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended. When eligible exploration expenses are incurred, they are reflected as a cash inflow and a decrease in restricted cash under investing activities.

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

e)	Comprehensive Income (loss)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners. Net loss and comprehensive loss per US GAAP are the same.

The impact of the above on the financial statements is as follows:

STATEMENTS OF OPERATIONS AND DEFICIT

	2005 $	2004 $	2003 $

Net loss per Canadian GAAP	(926,656)	(105,843)	(224,806)
Adjustments related to:
Resource property expenditures	(656,718)	(190,595)	(102,085)
Cash for resource property acquisitions	(291,000)	(37,500)	(27,500)
Shares issued for resource property acquisitions	(1,303,500)	-	-

Net loss per US GAAP	(3,177,874)	(333,938)	(354,391)

Loss per share per US GAAP	(0.18)	(0.04)	(0.15)
Basic and diluted

Shareholders’ equity (deficit) per Canadian GAAP	2,997,981	20,428	(996,039)
Adjustment related to:
Resource property and expenditure write-off	(2,608,898)	(357,680)	(129,585)

Shareholders’ equity (deficit) per US GAAP	389,083	(337,252)	(1,125,624)

BALANCE SHEETS

Total assets per Canadian GAAP	3,884,169	472,366
Adjustment related to:
Resource property and expenditure write-off	(2,608,898)	(357,680)

Total assets per US GAAP	1,275,271	114,686

SUTCLIFFE RESOURCES LTD.
Notes to the Financial Statements

(Exploration Stage Company)
(Presented in Canadian Dollars)

December 31, 2005, 2004 and 2003

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

STATEMENTS OF CASH FLOWS

	2005 $	2004 $	2003 $

Cash flows used in operating activities per Canadian GAAP	(643,398)	(49,859)	(218,895)
Adjustments for mineral properties and exploration costs	(947,718)	(228,095)	(129,585)
Cash flows used in operating activities per US GAAP	(1,591,116)	(227,954)	(348,480)

Cash flows used in investing activities per Canadian GAAP	(2,106,900)	(228,095)	(129,585)
Adjustment for mineral properties and exploration costs	947,718	228,095	129,585
Cash flows used in investing activities per US GAAP	1,159,182	-	-

f)	New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant’s first fiscal year beginning on or after December 31, 2005.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its financial statements.