Form 20-F
period 2006-12-31
Zoloto Resources Ltd.
filed 2007-08-01
CIK 1341313

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

[ X ] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006 OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________to ____________
OR

[ ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report _____________

For the transition period from _______________to __________________

Commission File Number: 0-51570

Zoloto Resources Ltd.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of Incorporation or organization)

625 Howe Street, Suite #420, Vancouver, BC, Canada V6C 2T6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2006 – 50,495,350 Common Shares without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes [ ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities act of 1934

Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past ninety days.

Yes [ X ] No [ ]

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

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act]

Yes [ ] No [ X ]

INTRODUCTION

     Zoloto Resources Ltd. was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia]) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. In this Annual Report, the “Company”, "we", "our", “us”, and "Zoloto" refer to Zoloto Resources Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated wholly owned subsidiaries.

     On November 4, 1996, we were continued from Ontario to Alberta as Latin American Mining Investment Corp. We were extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, we effected a consolidation of our issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and we changed our name to “Sutcliffe Resources Ltd.”

     On January 17, 2007 we completed the acquisition of ZAO Baykal Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk, Russia) as a wholly owned subsidiary for consideration of US$500,000. In January 2007, ZAO Baykal Gold finalized acquisition of a 51% interest in M. L. Ltd. (“ML”), a private Russian company that owns certain mineral projects (Ozherelie and Ykanskoye) located in the Irkutsk Oblast region in Siberia, Russia.

     On January 17, 2007 we completed the acquisition of ZAO Chukot Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka) as a wholly owned subsidiary. Pursuant to the acquisition, we paid consideration of $327,750 to the founding shareholder of ZAO Chukot Gold in connection with the initial acquisition of two exploration properties (Elvenei and Tumannoye) in the Federal Subsoil Agency auction held August 17, 2006 in Anadyr, Russia.

     On June 8, 2007, pursuant to a vote of shareholders at a Special Meeting of Shareholders, we obtained approval to change our name to “Zoloto Resources Ltd.”, to better reflect our evolved strategic positioning with certain alliances and mineral property opportunities in the Russian Federation. Zoloto is the Russian word for gold. The name change to Zoloto Resources Ltd. went into effect on July 3, 2007.

     Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 625 Howe Street, Suite #420, Vancouver, British Columbia, Canada V6C 2T6. Our telephone number is 604-608-0223.

BUSINESS OF ZOLOTO RESOURCES LTD.

     Zoloto Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties in Canada and Russia. Historically, we had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. Over the last several years we have acquired interests in various prospective mineral properties including: (i) the Harrison Lake Nickel Copper Massive Sulfide Project in British Columbia; (ii) the Beale Lake Property in British Columbia; (iii) the Elvenei (central Chukotka) and Tumannoye (northern Chukkotski peninsula) mineral properties in Russia and (iv) the Ozherelie and Ykanskoye projects in the Irkutsk Oblast region of East Siberia, Russia. In addition, we continue to search for interests in other exploration properties and projects located in the Russian Federation. The ability to continue such acquisition, exploration and development activities depends upon, among other things, our ability to obtain necessary financing.

     There are no known proven reserves of minerals on our properties. We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites. At present, we are principally involved in the exploration and development of several mineral properties. We have not reported any revenue from operations since incorporation. As such, we are defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

     In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements principally in Item 4 - Information on the Company and Item 5 – Operating and Financial Review and Prospects. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about our strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under Item 3 - “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

ITEM 1.	IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A Directors and Senior Management

Not Applicable

1.B Advisors

Not Applicable

1.C Auditors

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

3.A.1 Selected Financial Data

     The selected financial data of our company for fiscal years 2006/2005/2004/2003/2002 ended December 31st was derived from our audited financial statements. BDO Dunwoody LLP audited our financial statements for fiscal years 2006 and 2005. Gordon K.W. Gee Ltd., independent Chartered Accountant, audited our financial statements for fiscal years 2004, 2003 and 2002.

     The selected financial data should be read in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in this Annual Report.

     We have not declared any dividends since incorporation and we do not anticipate doing so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

     The table below is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All material numerical differences between Canadian GAAP and US GAAP, as applicable to us, are described in footnotes to the financial statements attached hereto.

Selected Financial Data
Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Loss for the Period	$9,455,643	$926,656	$105,843	$224,806	$125,909
Basic Loss per Share	$0.23	$0.05	$0.01	$0.09	$0.05
Dividends per Share	Nil	Nil	Nil	Nil	Nil
Weighted. Average Shares	41,772,223	17,338,237	9,366,343	2,412,500	2,412,500
Period-end Shares	50,495,350	28,191,625	11,633,900	2,412,500	2,412,500

Working Capital (Deficit)	($860,041)	$978,540	($337,252)	($139,519)	($877,429)
Mineral Properties	$5,081,286	$2,608,898	$357,680	$129,585	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$19,399,820	$9,614,917	$5,753,710	$4,631,400	$4,631,400
Accumulated Deficit	$16,687,428	$6,782,438	$5,855,782	$5,749,939	$5,525,133
Total Assets	$26,647,091	$3,884,169	$472,366	$263,838	$16,285

U.S. GAAP

Net Loss	$11,206,128	$3,177,874	$333,938	$354,391	$125,909
Loss Per Share	$0.27	$0.18	$0.04	$0.15	$0.05
Weighted Average Shares	41,772,223	17,338,237	9,366,343	2,412,500	2,412,500
Shareholder’s Equity	$2,892,114	$389,083	($337,252)	($1,125,624)	($877,429)
(Deficit)
Total Assets	$22,737,055	$1,275,271	$114,686	$134,253	$16,285
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Accumulated Deficit	$20,597,464	$9,391,336	$6,213,462	$5,879,524	$5,525,133

3.A.3 Exchange Rates

     In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

     The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar periods ended December 31st, the average rates for the period, and the range of high, low and close rates for the period. The table below also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months and the range of high, low and close rates for these periods.

     For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The yearly average rate means the average of the exchange rates on the last day of each month during the period.

Canadian/U.S. Dollar
	Average	High	Low	Close

Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.19	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.58

June 2007	-	$1.07	$1.06	$1.06
May 2007	-	$1.11	$1.07	$1.07
April 2007	-	$1.16	$1.11	$1.11
March 2007	-	$1.18	$1.15	$1.15
February 2007	-	$1.19	$1.16	$1.17
January 2007	-	$1.18	$1.16	$1.18

The exchange rate was $1.05 on July 13, 2007.

3.B	Capitalization and Indebtedness

Not Applicable

3.C	Reason For The Offer And Use of Proceeds

Not Applicable

3.D	Risk Factors

We have only a limited operating history to date which could lead to a lack of business growth and profitability

     We have a limited operating history. We have never paid dividends nor do we have any present expectation to pay dividends in the near future. We are in an early stage of our business and therefore will be subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. For the foreseeable future, we expect to commit significant financial resources to exploration of potential mineral properties. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of mining exploration. Should we not be successful in conducting its business in light of these risks and difficulties, we could be forced to cease operations.

The speculative nature of mineral exploration and development activities could lead to unsuccessful exploration efforts that could result in our ceasing operations

     Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in commercial quantity and quality to return a profit from production. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

     The properties in which we have an interest in are in the exploratory stage only and are without a proven body of ore. Should our current and prospective exploration projects not result in the discovery of commercially mineable ore deposits over an extended number of years, this circumstance could ultimately result in our having to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in our company.

Actual mining results may differ from estimates and negatively impact our profitability

     Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. These factors could negatively affect our future revenue potential and/or profitability.

Required funding may not be available in quantities or at times desired by us which could lead to our ceasing operations

     If we are successful in acquiring properties in the exploration stage of its development, we, in the short term, will accordingly have no source of operating cash flow from these properties. We intend to raise additional funds, principally through the sale of our securities, to complete future projects. There is no assurance that we will be able to raise additional funds on terms desirable by management or on a timely basis. The development of any ore deposits, if such are located, depends on our ability to obtain financing through equity financing or other means, such as debt financing or joint ventures. If our exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. Should we not be able to secure required funding, it would adversely impact our ability to explore, develop and accrue the intended benefits of our mineral properties.

We are dependent on distributions of our securities in order raise capital to sustain operations which could result in further dilution to our shareholders

     None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations. Our accumulated deficit, as of December 31, 2006 and 2005, since its inception is according to Canadian GAAP, $16,687,428 and $6,782,438, respectively. We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of our common shares or debt instruments. Any future additional equity financing would likely cause dilution to current stockholders.

Environmental and regulatory issues may negatively affect our ability to conduct operations as a consequence of negative governmental enforcement actions and increased expenditures

     The current and anticipated future operations of our company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and the Russian Federation. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could negatively affect results of operations.

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

     Significantly large increases in capital expenditures resulting from any of the above factors could force us to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in our company.

Operating hazards and risks could negatively affect results of operations which could lead to our ceasing operations

     Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. We do not have general liability insurance covering our operations and do not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon our financial condition and lead to a cessation of operations. In this event, shareholders could likely lose all or a material portion of their interest in our company.

We face significant competition for acquisition of mineral properties and we may not be able to successfully acquire future prospective properties which could restrict business growth

     Our major competitors will principally be large multinational companies, many of which are substantially larger than us, with significantly greater resources available for acquisition and research and development programs. In certain aspects of our business, we will also compete with a number of other small companies that may have certain competitive advantages, such as low overhead costs and specialized regional strengths.

     In addition, significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Should our proposed exploration and acquisition activities not yield any reserves or result in any commercial mining operation, we could cease operations.

Fluctuations in commodity prices could adversely affect our results of operations and cash flow leading to fluctuations in our stock price.

     The profitability, if any, in any mining operation in which we may acquire an interest will be significantly affected by changes in the market price of precious metals and base metals which fluctuate on a daily basis and are affected by numerous factors beyond our control including, but not limited to international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, and speculative activities. As a consequence, our economic performance, once we are operational, could be materially affected from quarter-to-quarter or year-to-year, which may result in fluctuations in our stock price.

We are dependent on key personnel and the loss of such personnel could adversely affect our operations

     Our ability to expand our business and achieve ultimate success is dependent upon retaining and acquiring key personnel for our company. Loss of the services of such persons or failure to recruit highly competent individuals could have a material adverse effect on our business and operations. Competition for such personnel is significant and we may not be able to attract and retain such personnel. The failure to retain or recruit such key personnel could have an adverse effect on our operations of and cause us to cease operations. We do not anticipate having key man insurance in place in respect of any of our senior officers or personnel.

Our officers and directors do not devote 100% of their professional time to the operations of our company, which could have a negative impact on our efficiency of operations.

     At present, our officers and directors devote only a certain percentage of their professional time to the operations of the company. This ranges from approximately 40% for Mr. Stephenson, CEO, to approximately 10% for Ms. Wong, CFO. Also, at present, we do not have any employees. We utilize professional service providers and consultants to supplement the activities of our officers and directors, as well as fulfilling other typical staff requirements. The percentage of time allocated by our officers and directors is deemed sufficient within the present requirements of the company given our position as an exploration and development entity. The lack of full time devotion to our requirements by our officers and directors could, however, lead to possible inefficiencies in the carrying out of their duties and possible conflicts of interest (see conflicts of interest risk factor below) that could negatively affect the operations of our company.

The potential for conflicts of interest exist for officers and directors which could have a negative impact on our operations

     Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such proposed directors and officers of our company may become subject to conflicts of interest. The Alberta Business Corporations Act (ABCA) provides that, in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

United States (“U.S.”) investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

     It may be difficult to bring and enforce suits against us. We are a corporation presently incorporated in Canada under the Alberta Business Corporations Act. A majority of our directors and officers are residents of Canada and a substantial portion of our assets and subsidiaries are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, a shareholder should not assume that the courts of Canada or the Russian Federation would: (i) enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the U.S.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act which may result in shareholders having less complete and timely data

     The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks associated with penny stock classification could create a limited public market for our common stock

     Our common stock is subject to “penny stock” rules as defined in the 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States. Accordingly, there can be no assurance that an active trading market in our shares will be sustained and shareholders may find it more difficult to sell their shares.

Dilution through director/consultant/investment stock options, warrants and escrowed shares could adversely affect and depress our stock price

     Because our success is highly dependent upon our respective officers, directors, consultants and advisers, we have granted to some or all of the above, options to purchase common shares as non-cash incentives. We have also issued common shares to various officers and directors for nominal value, a portion of which is currently held in escrow (see Escrowed Securities page 47). In addition, we have granted warrants to certain shareholders pursuant to private placements and public offerings in connection with the distribution of equity to obtain working capital. To the extent that significant numbers of such options and warrants may be exercised, the interests of the other shareholders of the company may be diluted causing a potential depression in the market price of the stock and possible loss of investment value. At June 30, 2007 there were 5,090,000 unexercised warrants outstanding at an average price of $0.89 and 7,433,500 options outstanding at an average exercise price of $0.82.

We operate in foreign countries and are subject to potential currency fluctuations which could have a negative effect on our operating results

     While engaged in the business of exploring and developing mineral properties, our operations outside of Canada, i.e. in the Russian Federation, make us subject to foreign currency fluctuation as certain of our accounts are conducted in Canadian dollars while certain expenses are numerated in Russian Rubles. Such fluctuations may adversely affect our financial positions and results. We may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

Title to and the area of our mineral properties may be disputed which could delay mining activities, cause a loss of interest and/or result in additional expenditures to defend such positions

     Title to and the area of our mining concessions in Canada and the Russian Federation may be disputed in future periods. Although we have taken steps to verify such title or rights to the mineral properties in which we have an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee our title or right. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going concern assumption used by management highlights doubts on our ability to successfully continue as a going concern

     Our financial statements include an auditor’s statement that our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that we will be able to continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities in the normal course of business. The auditor’s note also specifies that we have only engaged in limited mining-related exploratory activities and have not yet commenced planned principal mining operations. This raises substantial doubt about our ability to continue as a going concern without our receiving future continued support from our shareholders, obtaining additional financing and generating revenues to cover our operating costs. The going concern assumption is only appropriate provided that additional financing and support continues to become available. Should we not be able to obtain such financing and support as required, it could lead to our ceasing operations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	History and Development of the Company

Introduction

Our executive offices are located at:

Suite #420, 625 Howe Street, Vancouver, British Colombia, Canada V6C 2T6 Telephone: (604) 608-0223; Facsimile: (604) 608-0344

Presently, we are in the exploration stage of our corporate development and none of our properties contain a known commercially viable mineable deposit as of this date.

The principal contact person for the company is Laurence Stephenson, President and CEO.

Our fiscal year ends December 31st.

Our common shares trade on the Canadian TSX Venture Exchange under the symbol “ZR” and are quoted on the United States OTC Bulletin Board under the symbol “ZRSCF”.

The authorized share capital of Zoloto consists of an unlimited number of common shares without nominal or par value. As of June 30, 2007, December 31, 2006 and 2005 there were 83,775,800, 50,495,350 and 28,191,625 common shares issued and outstanding, respectively. We have not paid any dividends on its common shares and do not expect to pay dividends on the common shares in the foreseeable future. The future payment of dividends will be dependent upon our requirements to fund future growth, the financial condition of our company and other factors that our Board of Directors may consider appropriate in the circumstances.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

     Zoloto Resources Ltd. was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, we were continued from Ontario to Alberta as Latin American Mining Investment Corp. We were extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, we effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed our name to “Sutcliffe Resources Ltd.” On June 8, 2007, pursuant to a vote of shareholders at a Special Meeting of Shareholders, we obtained approval to change our name to “Zoloto Resources Ltd.”, which became effective July 3, 2007.

Financings

     We haves financed and expects to finance its future operations through funds raised by loans, public offerings, private placements, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The table below lists our financings in exchange for common stock and other consideration over the periods specified.

Financings

	Nature of	Number	Gross
Fiscal Year	Share Issuance	of Shares	Dollar Amount
2001	N/A	N/A	N/A
2002	N/A	N/A	N/A
2003	N/A	N/A	N/A
2004	Issued for cash,
	Escrowed shares 1.	2,100,000	$21,000
	Private Placement 2.	6,771,400	$1,015,710
	Issued for Debt 3.	1,200,000	$180,000
2005	Public Offering 4.	9,700,000	$2,300,000
	Exercise of Options 5.	50,000	$12,500
	Exercise of Warrants 5.	176,225	$44,056
	Private Placement 6.	2,881,500	$1,152,600
	Property Acquisition 7.	2,500,000	$875,000
	Property Acquisition 8.	500,000	$222,500
	Property Acquisition 9.	750,000	$206,000
2006	Private Placement 10.	4,768,500	$2,622,675
	Exercise of Options 11.	385,000	$96,250
	Exercise of Warrants 12.	13,643,225	$5,457,290
	Property Acquisition 13.	100,000	$75,000
	Private Placement 14.	3,407,000	$2,555,250
2007	Private Placement 15.	30,000,000	$30,000,000
	Exercise of Options 16.	471,500	$235,650
	Exercise of Warrants 16.	2,808,950	$1,078,653

1. A total of 2,100,000 new escrow shares were subscribed for and issued to existing directors at a nominal price of $0.01 per share and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on the date (June 27, 2005) on which our shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released in 36 months from the Listing Date.

2. Pursuant to a non-brokered private placement in fiscal year 2004, we sold 6,771,400 units at a per unit price of $0.15. Each unit sold carried an attached warrant allowing the holder to purchase one common share at an exercise price of $0.25 for a two-year period. We realized $921,310 in net proceeds from the sale of its common shares under the private placement.

3. Common shares issued at a deemed price of $0.15 per common shares in settlement of outstanding debt.

4. Pursuant to a brokered public offering closed on June 21, 2005, we sold 9,200,000 common share Units at a price of $0.25 per Unit. Each Unit is comprised of one (1) common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to acquire a common share at a price of $0.35 per share for a period of two years from the date of issuance. We realized $2,300,000 in gross proceeds from the sale of its securities under the public offering. We paid 500,000 common shares and issued 250,000 whole warrants to purchase common shares at an exercise price of $0.35 per share to agents underwriting the public offering. In addition, we granted 1,104,000 warrants to the agents allowing the holder to purchase one common share at an exercise price of $0.25 until June 21, 2007.

5. Exercise of previously granted options or warrants at a per share price of $0.25 or $0.35.

6. 2,444,000 flow-through common shares were issued at a price of $0.40 per share for total gross proceeds of $977,600 pursuant to a private placement completed on December 30, 2005. In addition, 437,500 units were issued at a price of $0.40 per unit for total gross proceeds of $175,000. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two years from the closing of the private placement. In connection with the private placement, we paid a finder’s fee to an independent third party amounting to $61,860.

7. A total of 2,500,000 common shares were issued pursuant to a September 29, 2005 purchase agreement whereby we acquired 53 mining claims surrounding the Beale Lake property.

8. A total of 500,000 common shares were issued pursuant to a letter of agreement dated September 5, 2005 whereby we acquired a 100% interest in the Bloom 1-10 mineral claims located west of and adjoining the Harrison Lake property.

9. Includes 200,000 shares issued to vendors of the Harrison Lake property and 550,000 shares issued to the vendors of the Beale lake property.

10. A total of 4,768,500 units were issued at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to us amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. In connection with the private placement, we will pay a finder’s fee totaling $50,517 to three independent parties.

11. Exercise of previously issued options at a weighted average exercise price of $0.25.

12. Exercise of previously issued warrants at a weighted average exercise price of $0.40.

13. On June 30, 2006, a total of 100,000 common shares were issued to the vendors of the Beale Lake property at a set price of $0.75 per share, the value of which was based on the market price of shares on the date of issuance.

14. A total of 3,407,000 units were issued at a unit price of $0.75 pursuant to a non-brokered private placement closed in September 2006. Total net proceeds to us amounted to $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period.

15. A total of 30,000,000 shares were issued pursuant to a private placement set at a price of $1.00 per common share for total gross proceeds of $30,000,000. We received $12,000,000 in subscription funds on December 31, 2006 pursuant to the private placement which closed in January of 2007. Total net proceeds to us from the private placement amounted to $28,507,988 in the aggregate for 2006 and 2007.

16. Exercise of previously issued warrants and options priced between $0.25 and $0.85.

Capital Expenditures

     Our capital expenditures for fiscal years ended 2006, 2005 and 2004 were $8,321,810, $2,251,218, and $228,095, respectively. Our budgeted capital expenditure figure for fiscal year 2007 is approximately $10,000,000. Capital expenditures primarily relate to capitalized exploration and development costs for our Russian Federation and Canadian properties, as well as equipment to be used for the exploration program in Chukotka starting in 2007.

4.B	Business Overview

General

     We are presently engaged in the business of pursuing the acquisition of and participation in mining properties and mineral exploration projects in the Russian Federation and Canada. Historically, we had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. As of the date of this report, we have acquired mineral properties in British Columbia, Canada and in the Russian Federation. Our exploration and development strategy currently calls for the near term prioritization of our Russian Federation properties. The ability to continue such acquisition, exploration and development activities depends upon, among other things, our ability to obtain necessary financing.

Corporate History

     We commenced operations on February 6, 1996 and principally focused on fundraising efforts in order to satisfy its work commitments on the mining operations, which it had previously pursued. On March 2, 1996, we entered into an agreement with Bolivar Mineral Fund Ltd. ("Bolivar"), as amended by agreements dated December 9, 1996, February 24, 1997, September 12, 1997, and May 6, 1998, whereby we acquired the option to an undivided 100% interest in the "Serrita Gold Project" in Brazil. On December 4, 1996, we completed a private placement of 10,408,000 pre-Consolidation units, each unit consisting of one pre-Consolidation common share and one share purchase warrant at a price of $0.25 per unit. Each two warrants entitled the holder thereof to acquire an additional pre-Consolidation common share at an exercise price of $0.50 at any time on or before the date that was 21 months from the issuance of the receipt for a final prospectus qualifying the distribution of such securities. These warrants have all expired. The funds raised pursuant to this offering were utilized for option payments and exploration expenses on the now abandoned Serrita Gold Project.

     In 1997, we raised an aggregate of $914,250 pursuant to the issuance of pre-Consolidation units and certain warrant units. In 1998, due to the poor state of the mining markets and our inability to raise any additional capital, we abandoned all mining activities and up to fiscal year 2003 had not conducted any active operations.

     Effective January 5, 1999, we effected a consolidation of its issued and outstanding share capital, on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding. At the same time, we changed our name to Sutcliffe Resources Ltd.

     On February 4, 2000 and February 23, 2000, the Alberta Securities Commission (ASC) and the British Columbia Securities Commission (BCSC), respectively, each issued cease trade orders against Zoloto, and we existed as a "dormant issuer" under both the Alberta Act and the British Columbia Act until December, 2003. On December 12, 2003 and December 11, 2003, the ASC and the BCSC, respectively, approved the revocation of the Cease Trade Orders imposed on our securities by the Commissions.

     On March 1, 2001, Mr. Laurence Stephenson was appointed the President, CEO and a director of our company. We proceeded to update and file all of our outstanding financial statements and has been successful in having the Cease Trade Orders issued against it revoked. In 2003, we acquired options to acquire interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property in British Columbia, Canada. Disclosure relating to the mineral properties can be found in Item 4.D - Property, Plant and Equipment.

     On March 31, 2004, we closed a non-brokered private placement of 6,771,400 units in the capital of Zoloto [each unit being comprised of (1) one common share and (1) one common share purchase warrant, which is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance] at the price of $0.15 per unit for net proceeds of $921,310. The proceeds of the private placement were used to fund general working capital and for extinguishing the debt owed to certain debt holders.

     On June 21, 2005, we closed a brokered public offering of units, priced at $0.25 per unit, in the capital of Zoloto, each unit being comprised of (1) one common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant [1/2 + 1/2] is exercisable to purchase one common share at a price of $0.35 for a period of two years from the date of issuance. Gross proceeds to us amounted to $2,300,000. The proceeds of the public offering were used primarily for general working capital and to fund various resource exploration activities in the aforementioned properties.

     In fourth quarter 2005, 2,444,000 flow-through common shares were issued at a price of $0.40 per share for total gross proceeds of $977,600 pursuant to a private placement completed on December 30, 2005. In addition, 437,500 units were issued at a price of $0.40 per unit for total gross proceeds of $175,000. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two years from the closing of the private placement. In first quarter 2006, a total of 4,768,500 units were issued at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to us amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. Proceeds from the aforementioned private placements were primarily used for exploration on our Harrison Lake and Beale lake properties, as a reserve for asset acquisition investigation, working capital and general corporate purposes.

     On January 17, 2007 we completed the acquisition of ZAO Baykal Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk, Russia) as a wholly owned subsidiary for consideration of US$500,000, which was paid as a finder’s fee to the founding shareholder of ZAO Baykal Gold. In January 2007, ZAO Baykal Gold finalized acquisition of a 51% interest in M. L. Ltd. (“ML”), a private Russian company that owns certain mineral projects (Ozherelie and Ykanskoye) located in the Irkutsk Oblast region in Siberia, Russia. We paid (US)$10,000,000 to acquire such 51% interest and must incur (US)$12,000,000 in exploration on the two mineral projects over four years. If certain reserve targets are determined on the properties, we will be further obligated to pay an additional (US)$8,000,000 to acquire the remaining 49% interest in ML, giving us 100% control of the projects. We are also obligated to pay an additional finder’s fee of US$403,500 to the aforementioned shareholder should we acquire the remaining 49% of ML.

     On January 17, 2007 we completed the acquisition of ZAO Chukot Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chutoka) as a wholly owned subsidiary. Pursuant to the acquisition, we paid consideration of $327,750 to the founding shareholder of ZAO Chukot Gold in connection with the initial acquisition of two exploration properties (Elvenei and Tumannoye) in the Federal Subsoil Agency auction held August 17, 2006 in Anadyr, Russia.

     We issued a total of 4,768,500 units at a per unit price of $0.55 pursuant to a private placement closed on February 14, 2006. Total proceeds to us amounted to $2,622,675. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.75 per share for a period of two years from the closing of the private placement. In September 2006, we issued a total of 3,407,000 units at a unit price of $0.75 pursuant to a non-brokered private placement closed in September 2006. Total net proceeds to us amounted to $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period. Use of proceeds from the aforementioned private placements included activities related to the acquisition and exploration of prospective mineral property acquisitions in the Russian Federation and general corporate purposes.

     In 2007, we issued a total of 30,000,000 shares pursuant to a private placement set at a price of $1.00 per common share for total gross proceeds of $30,000,000. We received $12,000,000 in subscription funds on December 31, 2006 in connection with the private placement which closed in January 2007. Total net proceeds to us from the private placement amounted to $28,507,988 in the aggregate for 2006 and 2007.

     Effective July 3, 2007, we changed our name to Zoloto Resources Ltd.

     We are an exploration stage company and as such, there is no assurance that a commercially viable mineral deposit exists on any of our Canadian or Russian Federation properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan of Operations

     Our working capital needs over the last five years has been satisfied primarily through the sale of our common stock, either through a private placement or a public offering. We reasonably expect to continue to do so in the future as needs require, but cannot guarantee that such financing will be available on terms acceptable to us or in a timely manner. As of December 31, 2006, we had a working capital deficit of $860,041 compared to a working capital balance of $978,540 at December 31, 2005. The working capital deficit at December 31, 2006 does not take into consideration the $11,927,370 held on account under the classification of “restricted cash”.

     In first quarter 2007, we raised an additional $30,000,000 in funds pursuant to a private placement of our securities, realizing net proceeds of $28,507,988. In addition, through June 30, 2007, we received $1,314,303 pursuant to the exercise of warrants and options granted in prior periods. Use of such funds and proceeds in 2007 include the acquisition of the 51% interest in ML and paying the costs associated with the exploration of the Ozherelie, Ykanskoye, Elvenei and Tumannoye mineral properties, as well as working capital and general corporate expenses. We believe that the aforementioned funds received subsequent to year end 2006 are reasonably sufficient to cover our financial needs and carry out our minimum corporate objectives for the next twelve months.

     Material expenditures, exclusive of stock based compensation, if any, over the next twelve months are expected to include, but are not limited to expenses related to the exploration and development of our mineral bearing properties ($10,000,000), general and administrative expenses ($5,800,000) and outside services and professional fees ($1,500,000).

     At present, we have no employees and use approximately ten independent consultants and contractors to provide needed services. Management expects to continue to operate at this level for the foreseeable future. Mr. Stephenson, President and CEO, was paid a management fee of $2,500 per month for 2004 and for the first six months of 2005, which was subsequently increased to $6,500 per month starting July 1, 2005, through his consulting company for services provided to us.

     Our principal activities over the next twelve months will be to continue the exploration and development of the mineral potential of designated projects at both the Chukotka and Irkutsk properties. Planned activities at the Irkutsk properties include, but are not limited to defining the continuity of the mineralized horizons across the properties and defining additional mineral resource potential both down dip and along strike of the current known resource area. Planned activities at the Chukotka properties include, but are not limited to the compilation and review of all historical exploration results, design of drilling and sampling programs based on this compilation, testing of certain known vein systems, implementation of drilling and sampling activities, and exploration of additional zones for mineral content.

     We also expect to continue the investigation into other potential mineral properties that will be suitable for acquisition and development by us. Management can provide no assurance that such efforts will result in the acquisition of further prospective mineral bearing properties.

     At present, we are not reliant on any patents, unique processes or availability of raw materials in order to conduct our business activities. We have entered into various licenses, as further defined below, related to the development of our mineral properties. We are also a party to certain agreements related to the acquisition and developments of our mineral properties that could have a material bearing on our operations (see Item 4 - Property, Plant and Equipment). Other than weather conditions that may hinder exploration and development activities from time to time; seasonality is not a factor in our business.

     We have not generated revenues from operations since our incorporation. As of the date hereof and at December 31, 2006, all of our assets were located in Canada and the Russian Federation, with approximately 87% being located in Russia.

Material Effects of Government Regulations

     The current and anticipated future operations of our company, including further exploration activities, require permits from various Canadian and Russian Federation government agencies. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in a cessation of operations by us. We had no material costs related to compliance and/or permits in recent years, and anticipate no material costs over the next twelve months.

4.C	Organization Structure

     We were incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and were subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, we were continued from Ontario to Alberta as Latin American Mining Investment Corp. We were extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, we effected a consolidation of our issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed our name to Sutcliffe Resources Ltd. On July 3, 2007, we changed our name to Zoloto Resources Ltd., to better reflect our corporate strategy of pursuing mineral property opportunities in Russia. We have two wholly owned subsidiaries-ZAO Baykal Gold and ZAO Chukot Gold, both of which are located in the Russian Federation.

4.D	Property, Plant, and Equipment

     We occupy commercial office facilities for our principal corporate offices located at 625 Howe Street, Suite #420, Vancouver, BC, Canada V6C 2T6. We believe that our existing facilities will be sufficient to meet our corporate needs for the foreseeable future. Should we need additional space to accommodate increased activities, management believes that it can secure additional space on reasonable terms.

     We have entered into various agreements (detailed below) through which we may acquire interests in certain Harrison Lake mineral claims and Beale Lake mineral claims located in British Columbia, Canada. In addition, over the last twelve months, we have acquired interests in four mineral properties (Ozherelie, Ykanskoye, Elvenei and Tumannoye) located in the Russian Federation. Material assets include $626,578 in cash and receivables; $5,081,286 in resource properties; $2,040,489 in property, plant and equipment; $6,264,576 in an investment in ZAO Vozrozhdenie and $11,927,370 in restricted cash.

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

Technical Glossary of Certain Terms

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

Schist – a rock whose minerals have aligned themselves in one direction in response to deformation stresses, with the result that the rock can be split in parallel layers.

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

Zoloto Resources Ltd. is an “exploration stage company”, as our properties are currently in the exploratory stage and there is no assurance that a commercially viable mineral deposit exists on any of our mineral properties. All of the properties in which we currently hold interests are without a known body of commercial ore. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

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

     A map of the Harrison Lake Property is provided below:

BLOCK 4
BLOCK 1
Legend
INTERNATIONAL MILLENNIUM MINING CORP.
SUTCLIFFE RESOURCES LTD. Joint Venture
BLOCK 1: SETTLER
BLOCK 2: BUFFER
BLOCK 3: HORNET
BLOCK 4: CLEAR CREEK
★ Ni - Cu - Pt - Pd - Co Massive Sulphide Discovery
INTERNATIONAL MILLENNIUM MINING CORP.
SUTCLIFFE RESOURCES LTD.
HARRISON LAKE PROJECT
BRITISH COLUMBIA, CANADA
PROPERTY LOCATION MAP
0
5
10
KILOMETRES
Figure 1

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

     Effective March 7, 2003, 606896 and IMM agreed to terminate the Option Agreement and replace it with a sale and purchase agreement between 606896 and IMM, whereby IMM acquired a direct fifty percent (50%) interest in the 81 mineral claims (834 units) for cash, shares and net smelter royalty. The original option blocks held by IMM pursuant to the aforementioned Option Agreement comprising 91 claims was reduced to 81 claims (834 units) when it was determined through prospecting that one block (Fagervik) did not yield sufficient potential to justify further expenditures. Subsequently, an additional 11 claims comprising 72 units were added to the agreement for a current aggregate total of 92 claims [91-10+11] comprised of 906 claim units (the "Harrison Lake Mineral Claims"). Concurrent with the above referenced sale and purchase agreement between 606896 and IMM, on March 7, 2003, we, 606896 and IMM entered into a separate Sale, Purchase and Assignment Agreement (“SPAA”), as amended, whereby we were granted an option from 606896 to acquire the remaining 50% interest in the aforementioned 92 contiguous mineral claims. IMM maintains ownership in the other 50% interest.

     As a consequence of satisfying certain financial and stock related conditions precedent with respect to its obligations under the SPAA (see below), we have effectively exercised our option and have title, right and interest (at a 50% level) to the referenced mineral claims. In order to maintain its mineral rights with respect to the referenced 92 claims, we are obligated to continue to perform assessment and development activities on the claims and record such mining activities with the applicable mining recorder’s office in the presiding jurisdiction, so as to maintain its claims in good standing. All 92 claims presently carry an expiry date of either December 15, 2006 or December 26 2006, but may be further extended provided that we continue our development activities and maintains the claims in good standing.

     The Sale, Purchase and Assignment Agreement is subject to a pro-rated 50% obligation with respect to an advance royalty, a production royalty equal to 50% of 2% net smelter returns on production from the Harrison Lake Mineral Claims and a “rock royalty” equal to 50% of 7.5% of “gross rock revenues” reserved for 606896. The advance royalty stipulates that in the event commercial production has not commenced on the Harrison Lake Mineral Claims, with the exception of the mineral claims subject to the Leader option, on or before July 31, 2008, and if we and IMM continue to hold an interest in the Harrison Lake Mineral Claims, we and IMM are obligated to pay a royalty of $18,000 on July 31 each year thereafter until commercial production has commenced on the Harrison Lake Mineral Claims, as long as we and IMM hold an interest in the Harrison Lake Mineral Claims.

     The acquisition of the Harrison Lake Mineral Claims was conditional upon the following: (i) the payment to 606896 of $5,000 to be payable on or before September 5, 2003 (which payment has been made); (ii) the payment to 606896 of $20,000 to be payable on or before November 30, 2004 (which payment has been made) and, (iii) for our incurring not less than $300,000 of exploration and property maintenance expenditures upon or in relation to the Harrison Lake Mineral Claims on or before December 31, 2005 (which has been achieved). It is also a condition of the Sale, Purchase and Assignment Agreement that we, upon the commencement of commercial production upon the Harrison Lake Mineral Claims, issue to 606896 a pro-rata portion of 1,000,000 common shares equal to the percentage interest we hold in the Harrison Lake Mineral Claims which presently amounts to 50%. Consequently, at the current ownership level of 50%, the amount of shares that would be issued to 606896 total 500,000 (0.50 x 1,000,000). These 500,000 shares equal less than 2.5% of the current total issued and outstanding shares of the company and would not represent a material dilution if so issued. Commercial production shall be deemed to have commenced on the first day following 30 days of continuous production of a commercially saleable mineral product from the Harrison Lake Mineral Claims.

     On August 27, 2003, IMM, and we entered into a Joint Venture Agreement, as amended, governing the conduct of operations of the Harrison Lake Mineral Claims. Pursuant to the agreement, we and IMM would contribute their interests in the Harrison Lake Mineral Claims. The initial contribution of Zoloto and IMM pursuant to the Joint Venture Agreement is their respective interests in the Harrison Lake Mineral Claims. At the time of execution of the Joint Venture, each property interest was reported to have an anticipated value of $685,000. The parties anticipate finalizing the Joint Venture in fiscal year 2007 or beyond, at which time the terms of the agreement and deemed value of the contributions are likely to be revised according to prevailing circumstances. Finalization of the Joint Venture is contingent on IMM meeting a financial obligation to reimburse or match funds (on a 50%-50% basis) already expensed by us to date.

     Pursuant to a letter of agreement dated September 5, 2005, we acquired from 606896 BC Ltd. a 100% interest in approximately 1000 additional hectares (Bloom 1-10 mineral claims) located west of and adjoining the Harrison Lake claim boundary. The terms of the letter agreement called for a payment of $40,000 in cash (paid), the issuance of 500,000 common shares (issued), and a 2% Net Smelter Return (of which 1% may be repurchased at any time for $500,000). The TSX Venture Exchange has accepted for filing documentation pursuant to this agreement.

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

     Pacific Nickel Mines Ltd achieved full-scale production in 1958-59. From 1959 to the curtailment of operations in 1974 a total of 4.2 million tons (of 4.7 million tons from the government records suggesting a 0.5 million tons left in the mine) of ore was mined and milled at the Pacific Nickel Mine with a mill grade of 0.77 % nickel and 0.34% copper per ton with "reported grades" of platinum and palladium in the 0.6 grams per ton range. The average grades for the ore pods listed in government records were 1.19% nickel and 0.46% copper per ton. Only minor values of the platinum group minerals were "reported" from the smelter.

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

     The area has been surveyed by a Geological Survey of Canada airborne magnetic survey (1972), which highlights the mine area as a distinct magnetic anomaly. Various magnetic high anomalies were not investigated at that time and most have been covered by the current staking. No regional government geological mapping took place in the area prior to 2001. During 2001, the B.C. Geological Survey Branch of Ministry of Energy and Mines undertook the first comprehensive detailed mapping of a portion of the belt; however, this was discontinued due to budget cuts prior to publication of final results. A government regional geochemistry survey has been completed and the data corresponds favorably to the IMM/Zoloto geological data and the mine site. More specifically, the drainages covered by the Harrison Lake Property all report indicator minerals (copper, nickel, cobalt, chromium) in the 90-95 percentile. This is similar to the mine site drainage.

Current Infrastructure and Local Resources

     At present there are no material facilities or drilling equipment located at the Harrison Lake property site.

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

Current State of Exploration and Project Status

     In 2004 we conducted an airborne geophysical survey of the property utilizing state of the art equipment. The airborne survey identified 15 sulfide related high priority electromagnetic targets and in 2005 follow up work was conducted to ground proof these anomalies. Subsequently, drilling permits have been applied for and drilling is planned to commence, subject to favorable weather conditions, once we have finalized our joint venture agreement.

     Recent activities on the Harrison Lake property involved geophysical surveys using University of Toronto Electro-Magnetics (UTEM) conducted on 4 of the 15 high priority sulphide related AEM targets that were identified in the 2004 survey by Aeroquest of Toronto, Ontario. These surveys included a 1.2 km portion of the 4.3 km AEM target and established the dip and depth character of the anomalies allowing the identification of potential drill target sites. We have obtained permitting for a proposed 10 hole, 1500-meter diamond drilling program to commence contingent on finalization of our joint venture agreement, weather conditions and water availability.

     The property is at a drill ready state of exploration. The total cost of exploration to date is in excess of $250,000, with approximately $62,000 being expended in fiscal year 2006

Beale Lake Property

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

     A Map of the Beale Lake property is provided below:

Mineral Claims and Title

     On February 5, 2003, Mr. David Fleming, an unrelated party as of that date, and Zoloto entered into a Letter of Intent with respect to the purchase of certain mineral claims in the Liard Mining Division of British Columbia, near Beale Lake. Pursuant to the Letter of Intent, Zoloto was granted an option from David Fleming to acquire a 100% interest in two (2) mineral claims (the "Beale Lake Mineral Claims"), consisting of 18 units (as described below) in this area. The Beale Lake Mineral Claims are subject to 2.5% net smelter royalty reserved for David Fleming with a buyout of 1% of 2.5% of the royalty (or 40% of the total net smelter royalty) for $1 million.

     The acquisition of the Beale Lake Mineral Claims is conditional upon the payment to David Fleming of $120,000 (of which $70,000 has been paid by Zoloto), the issuance of 350,000 common shares of the Company to David Fleming (of which 250,000 shares have been issued) and expending an aggregate of $1,550,000 on a work program, which commenced June 15, 2003 and must be completed on or before October 31, 2008. As of March 31, we have expended approximately $1.1 million on the work program. In addition, should a positive feasibility study be completed and/or any commercial production from the Beale Lake Mineral Claims be attained, a bonus of 650,000 common shares will be payable to David Fleming (none of which have been issued to date). A finder’s fee is payable to a third party for the acquisition by us of the Beale Lake Mineral Claims.

     The Beale Lake Mineral Claims, which are presently registered in the name of David Fleming, are set forth below:

Claim Name	Number	NTS Map Sheet	Units	Expiry Date
BLT 1	374633	104I/14E	18	July 21, 2006
BLT 2	374634	104I/14E	18	July 21, 2006

     On September 29, 2005, we signed a letter agreement with the Beale Lake Syndicate pursuant to which we acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding its Beale Lake property. The agreement calls for a cash payment of $200,000 (paid), the issuance of 2,500,000 shares (issued), and is subject to a 2% net smelter royalty. A finder’s fee of 300,000 shares was paid to Yorkville capital in connection with the transaction.

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

     The association of gold with arsenic, tungsten and bismuth at Beale Lake suggests that mineralization belongs to a class of intrusion-related gold deposits recently recognized worldwide (McCoy, D. et al, 1999; ref. Thompson, J.F.H. et al). The economic significance of this class is highlighted by several deposits that contain significant amounts of gold within metallogenic belts traditionally explored for tungsten and tin. Mineral exploration within the Alaska-Yukon “Tintina Gold Belt” [central part of the territory of Yukon and the State of Alaska] over the past 12 years has resulted in the discovery of the Fort Knox and Pogo deposits with resources that reportedly exceed 7 million and 5 million ounces of gold respectively. There can be no assumption of any correlation to the amounts of any mineral deposits that may be found on our property.

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

     Fieldwork in September 2000 was conducted via helicopter set-out and pick-up from the base at Dease Lake. The program consisted of geological mapping, prospecting and rock sampling within the Hook Creek drainage basin. A total of 25 rocks were collected for geochemical analysis.

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

     In 2004 we undertook a soil-sampling grid and geological mapping and sampling program. This program was continued in 2005 with detailed geophysical surveying (induced polarization) and drilling permits were applied for and obtained to drill up to 4000 meters from 24 drill sites.

     We have completed 10 diamond drill holes (BL06-01 to BL06-10) out of 24 permitted, on the optioned mineral claim property. A total of 1928 drilled meters returned mixed values. Drilling suffered from numerous technical difficulties due to extremely poor ground conditions. Several of the holes were abandoned prior to reaching the target depth due to faulting and squeezing ground conditions. Results to date demonstrate that the gold-bearing mineralization does extend to depth. The main gold target, the Upper Beale vein, was not tested in this first phase of drilling given the difficult access under the conditions at the time of testing (steep terrain and deep snow).

Current Infrastructure and Local resources

     At present there are limited facilities and minimum drilling equipment located at the Beale Lake property site.

     Only local water sources, provided by flowing streams and seeps throughout the area of the proposed drilling sites, are available and power requirements will initially have to be supplied by generators.

Current State of exploration and Project Status

     Total exploration costs for fiscal year 2006 totaled $1,502,982 at the Beale Lake property.

     We have decided, due to poor preliminary assay results and our revised focus on the recently acquired Russian gold projects in Chukotka and Irkutsk, to write-down our investment in the Beale Lake Project, reducing our focus until such time as we are able to devote the time and financial resources to properly assess the mineral potential of the property. For the year ended December 31, 2006, we have written-down $3,359,586 in acquisition and exploration costs associated with the property. A balance of $50,000 remaining in the Beale Lake resource property costs represents the value of the original bond set aside by us for reclamation work on the property once all exploration has ceased.

Irkutsk Oblast Properties - Ozherelie and Ykanskoye

Location, Access and Climate

     The Ozherelie and Ykanskoye deposits are located in the northeastern part of the Irkutsk Oblast in central Siberia, Russia. The Ozherelie and Ykanskoye mineral properties are located approximately 1,100 km north of the City of Irkutsk in the Irkutsk Oblast region of East Siberia, Russia and are situated within a highly mineralized belt of deposits which includes the world class Sukhoi Log gold deposit as well as a number of other hard rock and alluvial gold deposits either in production or in development in the region. The region has historically produced a significant amount of gold, making it one of the most prolific gold producing regions in the world.

     The district center of Bodaibo (pop. 20,000) lies approximately 130km to the south. Ozherelie and Ykanskoye are some 6km southeast and 15km south (respectively) of the local mining support town of Marakan (pop. 1000). Irkutsk is serviced by regular direct air services with the capital city of Moscow (5 hours) which in turn services the town of Bodaibo with daily turbo-prop flight services (2.5 hours). Both Irkutsk and Bodaibo airports can be effected by weather on a regular basis. Large river barges on the Lena and Vitim rivers can also supply Bodaibo, which is linked to the project areas by a poorly maintained gravel road. The project areas are situated 2 to 3km off this road. The road trip from Bodaibo to site takes 3-4 hours, weather and conditions dependent. Winter travel (with the roads frozen) is easier than travel in summer. Alternatively the nearest rail head is at Taksimo situated 240km south of Bodaibo and linked by road.

     Maps of the Ozherelie and Ykanskoye properties are provided on pages 32-33. Additional logistical detail, including defined map illustrations, as well as other in depth technical information and contractual obligations associated with the licenses may be referenced in our National Instrument 43-101 independent technical report dated March 20, 2007, filed under our name with the Canadian Securities Administrators on the www.sedar.com web site and as an exhibit to our Report of Foreign Issuer on Form 6-K filed with the SEC on June 15, 2007.

     The climate is extremely cold with only a short brief summer period. During a site visit by an independent party in August, 2006, the surrounding hills were capped by fresh snow and temperatures dropped to sub-freezing with surface water freezing over night. Deep permafrost is said to be common in the area. Annual precipitation reports averages 375mm, with 260mm falling as rain, and the rest as snow. The daily maximum precipitation is reported at 55mm.

Mineral Claims and Title

     The Ozherelie and Ykanskoye deposits are located in two separate licenses some 10km apart covering 24 and 7.2 sq km (km2), respectively. The deposits are located approximately 130km north of the district center of Bodaibo (located on the Lens River). Initially, ML gained 25 year exploration licenses for both projects. These have subsequently been transferred into 20 year mining licenses granted on August 4, 2006, to a depth of 1,000m below the current surface. Table A and Table B provide the geographical coordinates of the corner points of the respective licenses, defined in Latitude and Longitude using the WGS84 spheroid. There are certain work requirements (both physical and geological), industrial and labor safety requirements, environmental requirements, social and economic development requirements, defined taxes and payments associated with the licenses. Such requirements, as well as copies of the licenses are provided in the aforementioned National Instrument 43-101 independent technical report dated March 20, 2007

Table A - Geographical Coordinates of the Ozherelie Project License

No. of Point	Latitude	Longitude

1	58° 41’ 13”N	114° 39’ 44”E
2	58° 41’ 08”N	114° 43’ 36”E
3	58° 39’ 18”N	114° 45’ 33”E
4	58° 37’ 35”N	114° 45’ 08”E
5	58° 37’ 20”N	114° 44’ 11”E
6	58° 38’ 47”N	114° 41’ 12”E
7	58° 39’ 21”N	114° 40’ 41”E
8	58° 40’ 28”N	114° 40’ 57”E

Table B - Geographical Coordinates of the Ykanskoye Project License

No. of Point	Latitude	Longitude

1	58° 34’ 13”N	114° 34’ 35”E
2	58° 34’ 25”N	114° 34’ 59”E
3	58° 33’ 14”N	114° 37’ 11”E
4	58° 32’ 10”N	114° 37’ 57”E
5	58° 31’ 54”N	114° 38’ 30”E
6	58° 31’ 25”N	114° 37’ 40”E
7	58° 31’ 42”N	114° 36’ 52”E
8	58° 32’ 30”N	114° 35’ 50”E
9	58° 32’ 55”N	114° 36’ 06”E
10	58° 33’ 45”N	114° 34’ 55”E

     The license areas just cover the outline of the known deposits. If additional room for processing plants, tailings and waste dumps as well as other infrastructure is needed, management reasonably believes that acquisition of adjacent land will not be an issue. There is reported to be some overlap in licenses with the Marakan Mining Company. Currently, Marakan is mining alluvial gold within the Ozherelie license area as it has the rights to the alluvial deposits, while ML has the mining rights to all the hard rock deposits within its license area.

Regional and Property Geology

     The relief around the projects is moderate, with slopes commonly 10-18°, and rarely 20-25°. Maximum ridge elevations range from 1000 to 1300m.

     Ozherelie - The deposit is hosted within carbonate to terrigenous (psammitic-pelitic) schists regionally metamorphosed to predominantly greenschist to amphibolite facies grades of Reef-Sorbian age (430 Ma). Local granite porphyry dykes of Upper Palaeozoic age intrude the schists and are considered to be associated with thrusting and the main mineralization event. A district-scale granite dome feature is situated to the immediate west of the deposit which has created an antiform and the structural setting for the more intense thrusting which displays a northerly trending orientation at Ozherelie. Ozherelie is situated on the NE limb of this structure within a strongly deformed zone. The recently discovered mineralized zones (numbered Zone 1 through Zone 5) are confined to thrust zones with thrusting occurring in a WSW direction. The thrust zone in the immediate Ozherelie area is associated with visible gold, quartz and brownspar (ankerite), demonstrating geological continuity between the zones. The Ozherelie hard rock gold occurrences fall immediately adjacent to alluvial gold mines or in the heads of drainages that host alluvial gold operations.

     The Ozherelie gold deposit may be described as low sulphidation quartz/carbonate/gold veins and stockworks in a shear zone.

     Ykanskoye - The Ykanskoye deposit is hosted within Riphean-Sorbian age (430 Ma) metamorphic schist units which have been intruded by Upper-Palaeozoic age granite dykes which cross-cut the earlier schist units. The schist units display regional greenschist to epidote-amphibolite facies grade metamorphism with local cross-cutting biotite-kyanite higher-grade metamorphism. Granite intrusion is associated with thrusting from a NE direction as part of the Upper-Palaeozoic age regional Baikal fold belt. The mineralized zone is hosted immediately above a black carbonaceous pelitic slate unit (Black unit) within a thrusted grey colored fine psammitic to pelitic slate unit (Grey unit). It appears that the reducing environment of the carbonaceous slate has influenced the precipitation of gold in the unit above and the continuity of this unit may affect the potential down dip extension of additional mineralization. Structurally the prospect is relatively simpler than Ozherelie. One single NE (12º average) plunging thrust zone has been mapped. The prospect is situated on the southern limb of a regional anti-form created by granite doming with a WNW orientation. The prospect is located within the western most part of a major WNW trending up-thrusted block which hosts 3 mineralized centers, of which Sukhoi Log is one.

     The Ykanskoye gold deposit may be described as a mesothermal or epithermal low sulphidation hydrothermal system, characterized by gold-bearing quartz-pyrite-pyrrhotite veins and replacements of schistose slates beneath a capping formation.

Previous Area Operations

     ML conducted the exploration programs that discovered the Ozherelie and Ykanskoye gold deposits. Starting in 1999, ML maintained exploration expeditions (programs) in the area that includes the Ozherelie and Ykanskoye deposits. The exploration methodologies employed were similar for both deposits. A major impediment to our carrying out effective exploration programs in the Ykanskoye and Ozherelie areas from time to time, as in most of Russia, was the occurrence of permafrost. ML followed a systematic approach to exploration for the Ozherelie and Ykanskoye deposits. ML used a three stage process to identify and explore prospective areas. The work resulted in the identification of the 5 zones at Ozherelie and the Ykanskoye deposit. The three stages were: (1) predictive-metallogenic analysis of geological-geophysical information and choice of areas for prospecting; (2) the actual prospecting; and finally (3) estimating the resource. The following table documents the exploration efforts at Ozherelie to date.

Ozherelie Exploration Summary

No.	Type of Works	Quantity	Quantity	Years	# of Samples
1	Core drilling	14 drill holes - Zone 1 6 drill holes - Zone 4	1317m	2003	1317
2	Cable tool drilling (Amurets)	31 drill holes	403m	2006	444
3	BTS-150 (drilling technical machine)	25 drill holes	945m	2006	912
4	Trenches - bulldozer - manual	38 trenches 20 trenches	163307m3 6670m3	2002-2004 2000-2005	1631
5	Bulldozer clearings	32km	112000m3	1999-2004
6	Prospect-holes - depth of 1 m - depth to 2,5 m	2510 ea. 720 ea.	Total 4310 m	1999-2004	Total: dot samples – 505 geochemical – 7379 schlich – 3288
7	Bulk samples	4 samples	5000t	2003-2004
8	Technological samples	3 samples	145kg	2003-2004

The following table documents the exploration efforts at Ykanskoye to date.

Ykanskoye Exploration Summary

No.	Type of Works	Quantity	Quantity	Years	# of Samples
1	Core drilling	11 drill holes	476m	2003	410
2	Trenches - bulldozer - manual	28 trenches 5 trenches	5905m3 660m3	2003 2000-2001	859
3	Prospect-holes - depth of 1 m - depth to 2.5 m	1030 ea. 106 ea.	Total 1293m	1999-2003	Total: Chip samples -22 Geochemical – 2856 Schlich - 655
4	Technological samples	3 samples	110kg	2003

Current Infrastructure and Local Resources

     Bodaibo has been a center of support for mining activity over many years. Through ML’s long-standing relationships in the Bodaibo area, we have identified several opportunities for office space, capable labor and an equipment yard to take care of logistical issues as they may arise

Current Status of Exploration and Project Status

     We have initially budgeted approximately (US)$12,000,000 for exploration at our Ozherelie and Ykanskoye properties, which will include over 15,000m of core drilling, 40,000m of RC/conventional air rotary (BTS) drilling and 30,000m³ of trenching. Two large diameter core rigs have been mobilized and we have commenced limited drilling on both gold properties in second quarter of 2007. Approximately two-thirds of the aforementioned budget will be spent at Ozherelie, with the remainder spent at Ykanskoye.

At both properties, two phases of exploration are planned with the following objectives:

  Phase 1 exploration, which has commenced, will be designed to define the continuity of the mineralized horizons across the respective properties

  The Phase 2 program, which will commence before year-end, is planned to define additional mineral resource potential both down dip and along strike of the current known resource areas.

     At Ozherelie, five mineralized zones have been identified by ML. The approximate strike length comprised in the resource blocks of Zones 1 and 4 is only 0.5km, leaving more than 6.5km of potential strike remaining to be tested. In the first phase of exploration, a 480m x 160m drilling grid is planned along strike and down dip of the current resource in Zone 1. In addition, three widely spaced drill fences will test the continuity of the mineralized horizon between Zone 3 and Zone 4. Due to the coarse free gold nature of the mineralization, core drilling will also be supplemented by a significant amount of trenching, and BTS drilling primarily in Zone 3. For Phase 2, exploration will be augmented with a large diameter RC drill rig. Drilling will concentrate on expanding known resources around Zone 1 through infill drilling on a 120m x 80m grid.

     Currently at Ykanskoye, trenching has only been along approximately 1.4km of the potential 6km strike length. In Phase 1 of exploration, additional trenching will be completed along the remaining 4.6km of strike length. Furthermore, seven widely spaced fences of core holes (approx 1km apart) are planned to test down dip continuity. Phase 2 exploration will concentrate on expanding the current resource in the central-north area of the property through step out and in-fill core drilling on a 120m x 80m grid pattern.

Zone 4, Current Inferred Mineral Resource
Zone 4
Zone 5
Zone 3
Zone 2
Zone 1
Zone 1, Current Inferred Mineral Resource
Scale in Meters

GUSTAVSON ASSOCIATES

03/08/2007

SUT001

Fig20-1.cdr

SUTCLIFFE RESOURCES LTD.

OZHERELIE & YAANSKOYE PROJECTS

FIGURE 20-1
OZHERELIE EXPLORATION PROGRAM 2007 & 2008

Current Inferred
Mineral Resource
Scale in Meters

GUSTAVSON ASSOCIATES	03/08/2007	SUTCLIFFE RESOURCES LTD.	FIGURE 20-2
	SUT001	OZHERELIE & YKANSKOYE PROJECTS	YKANSKOYE EXPLORATION PROGRAM 2007 & 2008
	Fig20-2.cdr

Chukotka Properties - Elvenei and Tumannoye

     Chukot Gold ZAO (“Chukot”), a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka, was acquired by us on January 17, 2007. In the Chukotka Autonomous Oblast, the farthest northeast region of Russia, Chukot acquired the mineral licenses for two prospective gold projects explored from the 1950’s through the 1990’s. Each has a long history of exploration by Russian entities, although limited exploration activity has taken place on any of the properties since at least 1994. We have expended approximately $6,600,000 on the properties, of which approximately $2,600,000 has been spent on property acquisitions and $4,000,000 on equipment purchases (bulldozers, drills and camp facilities). The equipment was shipped in the summer of 2006 for movement to the site on winter roads.

     A map of the Chukotka Autonomous region is supplied on page 36.

Location, Access and Climate

     In this region of Chukotka, summer temperatures (in degrees Fahrenheit) can reach the mid-seventies in July (less in the north), and can dip below -40 in the winter.

     The Tumannoye project is located in the northern part of the Chukotski Peninsula, at north latitude 67°37’ to 67°39’ and east longitude 178°04' to 178°08', in the Ilutin administrative area of Chukotka. The project is located on a Class II Egvekinot-Iultin motorway, 199km to the east of the seaport of Egvekinot. The nearest settlement, Geologichesky, is located 40km to the west. There is a 29.3MW thermal power station in Egvekinot and an 110kW power line following the Egvekinot-Iultin motorway.

     The Elvenei project is located in the Chaunsky area of the Chukotka Autonomous Oblast, 540km southwest of the town of Pevek, the largest Arctic seaport in the area. It is 15km off the Pevek-Bilibino automobile road, 110km west of Bilibino, the site of a nuclear power station (43MW).

Mineral Claims and Title

     The area of the Tumannoye license is 19km2. The successful bid amount for the Tumannoye deposit was 28.15 million Russian rubles ($1,100,000US). We have a 20 year license to exploit the deposit area.

     The area of the Elvenei license is 12km2. The successful bid amount for the Elvenei deposit was 30.15 million Russian rubles ($1,200,000US). We have a 20 year license to exploit the deposit area.

Regional and Property Geology

     Tumannoye - The host rocks are Triassic sediments and Cretaceous granodiorites, dikes of earlier-cretaceous lamprophyres, granite-porphyries, late-cretaceous granite-porphyries, diorite-porphyrite, andesites, basalts and trachydolerites. The structures containing the gold-sulfidic mineralization are related to brecciation, collapse features and metasomatic alteration zones. The gold mineralization occurs in two forms – tabular deposits of interspersed pyrite-arsenopyrite in metasomatically altered terrigenous-carbonaceous bodies and, to a lesser extent, as arsenopyrite-quartz stringers in mineralized dikes of granite porphyry. Gold mineralization is reported to be associated with arsenopyrite and carbonaceous material. Also associated with the mineralization are varying amounts of antimonite, sphalerite, galena and chalcopyrite. A zone of partial oxidation exists near the present ground surface.

     Elvenei - Russian exploration to date (1968 to 1992) has defined a gold-mineralized system of quartz veins and linear silicified breccias in Triassic sandstones, shales and siltstones intruded by a granitoid dome and a late Cretaceous complex of independent small intrusions forming a ring dike structure. Early work in the area concentrated on tungsten mineralization in the contact metamorphosed sediments adjacent to the intrusives. Subsequent work focused on the gold mineralization, with a number of trenches and core holes being completed. Mineralogy of the mineralized bodies is simple. The main ore minerals are pyrite and arsenopyrite. Other sulfides present include antimonite.

Previous Operations

     The Tumannoye property has seen 128,000m3 of excavation and 15,771 meters of core drilling. Drilling has intersected mineralized zones up to 350 meters in vertical depth, with projections exceeding 400 meters. Some 15 separate zones have been identified in the prospect. Mineralized bodies reportedly range from 0.4 meters to 7.5 meters in thickness and from 50 to 400 meters along strike.

     Six potential mineralized bodies have been outlined at Elvenei, not all of which have seen systematic trenching and drilling. Previous trenching and drilling results have indicated the presence of gold in varying grades (g/t).

Current Infrastructure and Local resources

     The Chukotka region has an area of 737,700 km2 and a population of approximately 54,000 (2002 census). In recent years, the government of Chukotka has spent billions of rubles on infrastructure for the region.

     To expedite and enhance the future exploration programs, we have mobilized a skid-mounted Longyear 38 Diamond drill with new Deutz Turbo Diesel Engine, 420- FMC Hydraulic pump, NQ hydraulic drill head, 28 feet folding derrick, 20 feet rod pull, 8' x 18' drill shack, also drill steel, core boxes, drill mud and lubricants. We also sent spares and extra supplies for a drill rig to the area. In addition, we have purchased two D9 dozers, one for Tumannoye and one for Elvenei. A 20 man camp, generators and supplies for Tumannoye has been purchased and shipped to the area. Further equipment will be sourced to accommodate the drill program. We intend to set up the facilities and provide travel and procurement logistics for Tumannoye and Elvenei as is practicable

Current State of exploration and Project Status

     Initial exploration at Elvenei in the Chukotka region will involve the compilation and review of all historical exploration results. A drilling and sampling program based on this will be designed to test the vein hosted gold mineralization at Elvenei to bring the exploration up to NI43-101 reporting standards and to enable the testing of the current 6 known vein systems both along strike and at depth to define the overall potential of the mineralized system. Exploration will also be focused on discovering additional zones beyond those discovered to date.

     On the Tumannoye prospect initial exploration work conducted by us will involve the compilation and evaluation of all historical exploration work, including metallurgical recovery test-work. Confirmatory drilling, sampling and test-work will be planned to confirm the resource defined to date and to bring the samples databases up to the required reporting standards. Ongoing work will consist of the drill testing of the extensions of the gold mineralization discovered to date and based on the ongoing evaluation work on drill testing and sampling of additional targets to the vein system discovered to date. Priority will be given to evaluating exploration methods suitable at defining additional drill targets.

     Through December 31, 2006, we have expended approximately $578,755 and $612,862 in exploration costs, respectively, on the Elvenei and Tumannoye properties, related primarily to engineering, consulting, mobilization, equipment and supplies.

MAP OF CHUKOTA REGION

OSTROV VRANGELYA
(WRANGEL ISLAND)
Proliv Longa
CHUKCHI
SEA
UNITED STATES
U.S.S.R.
Ostrov Ayon
Pevek
Bilibino
Mys Shmidta
ARCTIC CIRCLE
CHUKCHI A. OKR
Anadyrskoye Ploskogor'ye
Egvekinot
Anadyr
ANADYRSKIY ZALIV
Provideniya
Mys Chukotskiy
Gambell
St. Lawrence I.
Northeast Cape
Seward Peninsula
Kotzebue Sound
Point Hope
KORYAK
A. OKR
Khatyrka
Mys Navarin
Penzhinskaya Guba

ITEM 4A.	UNRESOLVED STAFF COMMENTS

      Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion for Fiscal Years 2006, 2005and 2004 should be read in conjunction with our financial statements for the referenced periods and the notes thereto, and in particular Note 17 related to Differences Between Canadian and US GAAP. Except for historical financial information contained herein, the matters discussed in this Annual Report may be considered forward-looking statements. Such statements include declarations regarding management's intent, belief or current expectations. Those reading this document, and prospective investors, are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, which could mean that actual results will differ materially from those indicated by such forward-looking statements. Among the important factors that could lead to this result are: (i) the information herein is of a preliminary nature and may be subject to further adjustment; (ii) the possible unavailability of financing; (iii) risks related to the uncertainty inherent in the mining and mineral exploration industry; (iv) the seasonal nature of our business, (v) start-up risks; (vi) general operating risks; (vii) the dependence on third parties; (viii) changes in government regulation; (ix) the effects of competition; (x) dependence on senior management, and (xi) fluctuations in currency exchange rates and interest rates.

Overview

     We are presently engaged in the business of pursuing the acquisition, exploration and development of certain mineral properties located in the Russian Federation and Canada, with our primary focus for the foreseeable future being in the Russian Federation. Our ability to continue such activities depends upon, among other things, our ability to obtain necessary financing. Over the last eighteen months, we acquired certain mineral property interests in the Irkustk Oblast region of East Siberia and the Chutotka Autonomous Oblast in the Russian Far East to complement our mineral property interests in British Columbia, Canada. For the foreseeable future, we intend to focus the vast majority of our attention and resources on the Russian Federation properties and have begun exploration activities on these properties. Accordingly, we have written down the majority of the acquisition costs in the Beale Lake mineral property. We continue to also investigate other prospective mineral properties with a view toward further acquisition and development.

5.A and 5.B

Results of Operations

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

     We continue to be deemed to be an exploration-stage mining company. Accordingly, we did not generate revenues from mining operations in either fiscal year 2006 or 2005 and management does not expect to generate revenues from mining operations for the foreseeable future.

     We do not believe that inflation had a material effect on our operations during the fiscal year ended December 31, 2006. With the exception of the disclosure provided in our risk factors above, we are not aware of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations.

     General and administrative expenses amounted to $10,136,867 in fiscal year 2006 compared with $932,689 for fiscal year 2005. Comparison of the two periods is not particularly meaningful as we aggressively engaged in acquisition and exploration activities in 2006 compared with such limited activities in 2005. Notable expenses in 2006 included consulting fees (inclusive of stock based compensation) of $2,073,275, resource property investigation expenditures of $2,577,895 and the write off Beale Lake property interests amounting to $3,359,586. Comparable similar expenditures in 2005 included consulting fees ($119,895) and resource property expenditures ($84,795). Management and professionals fees amounted to $812,184 and $345,705, respectively in 2006 compared with $294,661 and 133,651, respectively for the same period in 2005. This 147% increase in general and administrative relates to the material increase in acquisition and exploration activities in 2006.

     We recorded an expense item of $410,693 in 2006 related to foreign currency exchange losses (compared with no such losses for 2005) which was the result of exchange rate fluctuations between the Canadian dollar and the Russian Ruble during the year. Travel and automotive expenses increased to $87,637 in 2006 compared with $1,981 in 2005. In addition, rent and office expense in 2006 increased to $57,789 from $17,552 in 2005 in connection with the company no longer sharing offices with another related party for a portion of 2006. Also, investor relations and communication expense increased to $264,327 in 2006 compared with $47,282 in 2005, primarily related to our increased funding activities.

     With the exception of the expense associated with the write off of the Beale Lake mineral property, we anticipate that general and administrative expenses in the aggregate will continue to increase in 2007 as we intend to step up our investigation and exploration activities on our mineral properties in future periods. While management does not anticipate significant increases in our administrative and professional staffing requirements, we do expect that expenses related to management, consulting, investor relations and communications and professional fees will likely increase in fiscal year 2007.

     We paid $1,725 in interest and bank charges in 2006 compared with $82,793 for 2005. The material decrease in interest expense relates to the retirement of loans in 2006 resulting from funds received from our financing activities during the period. We do not anticipate that interest expense will be material in fiscal year 2007. We recorded interest income of $74,564 in 2006 compared with $6,033 in 2005. The material increase in interest income relates to funds received from financing activities being held in interest bearing accounts during the 2006 period, prior to their being deployed for corporate purposes.

     Our net loss for fiscal year 2006 amounted to $9,455,643 compared with $926,656 for fiscal year 2005. The greater net loss in 2006 is attributed to the material increase in general and administrative expenses (as detailed above) compared with similar expenses for 2005. We anticipate that our net loss will likely increase in fiscal year 2007 commensurate with our increased business activities and drilling and exploration efforts.

Liquidity and Capital Resources

     At December 31, 2006, we had a working capital deficit of $860,041 compared with working capital of $978,540 at December 31, 2005. The decrease in working capital at December 31, 2006 is primarily attributable to certain transactions, as follows, which increased our current liabilities to a greater extent than the corresponding increase in current assets over the 2006 period. Aggregate current assets increased to $6,898,402 in 2006 compared with $1,275,271 for 2005. We recorded a current asset of $6,264,576 in 2006 in connection with an investment in Zao Vozrozhdenie (see note # 8 to our attached financial statements) and in 2005 we recorded a current asset of $1,159,182 related to proceeds from flow-through shares sold in 2005. Current liabilities increased to $7,758,443 in 2006 compared with $296,731 in 2005. In 2006, accounts payable and accrued liabilities increased to $786,874 from $93,852 for the comparable period in 2005. In addition, we recorded a loan payable of $1,195,109 in 2006 related to a bridge loan made to us during the period to assist us in finalizing our $30,000,000 financing activity.

     As of December 31, 2006, we had cash or cash equivalents amounting to $217,193 compared with $35,271 at December 31, 2005. The aforementioned cash figure does not include the $11,927,370 held as restricted cash as of December 31, 2006. In December 2006, our agents completed an initial equity funding in connection with a $30,000,000 financing which closed in January 2007. The initial financing raised $21,590,000 of which $9,590,000 remained in escrow at December 31, 2006. The $21,590,000 was refundable if we were unable to complete our acquisition of a 51% interest in ML. The acquisition was subsequently finalized in January of 2007. On December 21, 2006 we received $12,000,000 in subscription funds. The funds were made available to us in advance of the issuance of the shares as the funds were required to complete the first phase of the acquisition of the 51% interest in ML (which owns the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of East Siberia, Russia). Of this amount, $11,927,370 (the restricted cash) was transferred to a bank account in Russia to be used to purchase the interest in ML. We believe that the remaining funds resulting from the aforementioned financing are sufficient to cover our planned expenses for the next twelve months.

     We have historically met our capital needs through the sale of our securities and reasonably expect to continue to do so for the foreseeable future, although management cannot provide guarantees that such financing will be available in a timely manner or under terms deemed reasonable by management. Readers are referred to our table of financings on Page 13 above for specific details on our financing activities over the last several years. We believe that our current financial position and liquidity will be sufficient to cover our planned corporate strategy in fiscal year 2007 and beyond. Should we not be able to acquire additional funds in the future through the sale of our securities or through debt instruments, we will have to materially scale back our business and exploration activities. Management also anticipates additional exercises of options and warrants (granted in prior periods) in 2007 to supplement our cash reserves. Such exercises will be contingent on our maintaining a stock price in excess of the exercise price of warrants and options.

     At December 31, 2006, we had total assets of $26,647,091 compared with $3,884,169 at December 31, 2005. This material increase was primarily related to: (i) an increase in resource property assets of $2,472,388; (ii) an increase in property, plant and equipment of $2,040,489; (iii) recording a restricted cash asset of $11,927,370; and (iv) recording an asset of $6,264,576 related to Zao Vozrozhdenie (see above). The material increase in assets is attributed to our successful funding activities during the 2006 period.

     For the fiscal year ended December 31, 2006, cash used in operating activities amounted to $3,545,303 compared to $643,398 for the same period in 2005. The increase in cash used for fiscal year 2006 is attributable to the significant increase in business activities and mining related exploration operations conducted during the full year period. In 2005 our expenses related to consulting fees, professional and management fees, and resource property expenditures were materially less than similar expenses incurred in the subsequent fiscal year ended December 31, 2006, as our related activities were more limited in scope in 2005.

     For the fiscal year ended December 31, 2006, cash used in investing activities amounted to $25,528,930 compared with $2,106,900 for the same period in 2005. This material increase in cash used by our investing activities for 2006 is primarily related to our acquisition of Russian mineral properties and includes such notable entries as: (i) $5,756,974 in resource properties; (ii) $10,768,188 increase in restricted cash; (iii) investment in Zao Vozrozhdenie of $6,264,576 and (iv) purchase of property, plant and equipment of $2,489,836. In 2005, cash used in investing activities amounted to $947,718 for resource properties and a net $1,159,182 increase in restricted cash.

     For the fiscal year ended December 31, 2006 cash provided by financing activities amounted to $29,256,155 compared with $2,735,321 for the same period in 2005. This material increase relates to our aggressive fund raising activities in 2006 compared with 2005 (in connection with our Russian mineral property acquisitions) and includes such notable entries as: (i) a $12,000,000 advance of subscriptions payable; (ii) $10,659,774 associated with the issuance of shares (net of issue costs); (iii) A $5,776,460 loan from Arax Energy Inc., and (iv) $1,195,109 associated with certain loans advanced to us during the period. In 2005, cash provided by financing activities included $3,147,164 resulting from the issuance of shares, which was offset by a reduction of $336,843 in loans payable during the period.

     During 2006, we entered a verbal agreement with an unrelated third party, Arax Energy Inc. (“Arax”) to acquire certain ownership interests in a private company for Arax (see Note #8). In connection therewith we were advanced $5,776,460 in 2006 from Arax. We were not contractually able to settle the advance from Arax in 2006 pursuant to the conditions of the verbal agreement. Consequently, we are carrying that amount as a current liability (“Due to Arax Energy Inc.”) in our financial statements at December 31, 2006. The liability is non-interest bearing and technically due on demand. We do not anticipate any difficulties in completing our obligations pursuant to this advance and discharging the matter in due course.

Fiscal Year Ended December 31, 2005 Compared to Fiscal year Ended December 31, 2004

     We did not generate revenues from mining operations in either fiscal year 2005 or 2004.

     General and administrative expenses amounted to $932,689 in fiscal year 2005 compared with $70,631 for fiscal year 2004. Comparisons of aggregate expenses in the two fiscal periods are not meaningful as we conducted only limited business operations in fiscal year 2004 and materially ramped up its drilling and exploration operations in 2005.

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

     We paid $82,793 in interest expense in 2005 compared to $829 in 2004. We recorded interest income of $6,033 in 2005 compared with interest income of $102 in 2004.

     Our net loss for fiscal years 2005 and 2004 amounted to $926,656 and $105,843, respectively. The net loss for 2004 included a $35,314 write-off of receivables, net of debt settlement. The greater net loss in 2005 is attributable to our engaging in material business operations during 2005 compared with limited operations in 2004 resulting from a lack of working capital in 2004.

5.C	Research and development, patents and licenses

     During the periods covered by this Annual Report, we have not conducted any research and development activities, nor are we dependent upon any patents. During 2006-2007 we entered into various licenses for certain mineral properties in the Russian Federation, as previously described above.

5.D	Trend Information

     We are unaware of any trends that would have a material effect on our operations or financial position for the foreseeable future.

5.E	Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial condition, or changes in financial condition, liquidity or capital resources or expenditures.

5.F	Tabular Disclosure of Contractual Obligations

     Pursuant to the acquisition agreements by which we acquired interests in various mineral properties, we are obligated to expend certain funds on a periodic basis in connection with exploration and development of the properties. The table below sets forth the amounts committed under the agreement, the schedule date by which such funds must be expended, and the amount spent to date.

Contractual Commitments

Property	Schedule Date	Amount	Expended as of 12-31-06
Ozherelie and Ykanskoye	December 31, 2007	(US)$3,000,000	Nil
Ozherelie and Ykanskoye	December 31, 2008	(US)$3,000,000	Nil
Ozherelie and Ykanskoye	December 31, 2009	(US)$3,000,000	Nil
Ozherelie and Ykanskoye	December 31, 2010	(US)$3,000,000	Nil
Elvenei	2031	$229,000	$135,119
Tumannoye	2031	$207,00	$135,120

Critical Accounting Policies

     Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in Note 17 in the Notes to the Financial Statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in our financial statements. Note that our preparation of this Annual Report on Form 20-F requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe as explained below that our most critical accounting policies cover the following areas: resource properties, consolidation, variable interest entities, flow through shares and stock-based compensation.

Consolidation

     Our consolidated financial statements include the accounts of Zoloto and its variable interest entities. We consolidate a variable interest entity when we have a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

Variable Interest Entities

     In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged.

     ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 we signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable us to pursue mineral interests in Russia. We had supplied Chukot with non interest-bearing, no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would not be able to operate without this subordinated support and this capital was at risk. We are considered the primary beneficiary because we absorb the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with Zoloto as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement Date”).

     ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable us to pursue mineral interests in Russia. Zoloto (through Chukot) had supplied Baykal and KM with non-interest bearing, no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd. and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. Zoloto (through Chukot) is considered the primary beneficiary because we absorb the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with Zoloto as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement Date”). Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the VIE inception dates have been charged to the Statement of Loss for the period ended December 31, 2006.

Resource Properties

     Acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of our interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Operations and Deficit in the period of sale.

Stock-Based Compensation

     Stock-based compensation and other stock based payments are recognized under the fair value based method for all stock-based awards. The resulting value of the options is recorded as contributed surplus over the vesting period of the options. Stock-based compensation is capitalized or expensed depending upon the services performed.

Flow Through Shares

     Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract No. 146 (“EIC 146”). All flow-through shares issued us on or after March 19, 2004 are accounted for in accordance with EIC 146. EIC 146 recommends that upon renunciation to the shareholders, we will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where we have sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

     Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of our fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in 2006 on resource property exploration was $1,159,182 (2005- $568,418; 2004 - $nil).

Recent Accounting Pronouncements

     Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, we are required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

     The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. Our adoption of SAB 108 had no impact on the periods presented.

     The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in IncomeTaxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We have has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

     The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes in the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

     The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring after the beginning of fiscal years that begin after September 15, 2006. We have not yet completed our evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

Directors and Senior Management
Name	Age	Position	Date of First Election or Appointment
Laurence Stephenson 1.	59	President, CEO and Director	March 1, 2001
Glen Indra 1. 2. 3.	59	Director	June 4, 1996
Robert Maddigan 1. 2. 3.	44	Director	August 20, 1996
John Tichotsky 1. 2. 3.	41	Director	November 1, 2006
Patrick Downey	47	Director	April 19, 2007
Susan Wong	59	CFO	December 5, 2004

1. Member of Audit committee. 2. Member Compensation Committee 3. Member Corporate Governance Committee

     Our Directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with our articles/by-laws. The principal duty and responsibility of the Board is to oversee the management and operations of Zoloto as delegated by the Board to the Chief Executive Officer and other senior management. Certain Officers and Directors are engaged in, and for the foreseeable future will continue to be engaged in, other business activities on their own behalf and on behalf of other companies. Their activities are presently supplemented with professional service providers and consultants as deemed necessary. The approximate percentage of their professional time presently devoted to our operations are: Laurence Stephenson, CEO – 40% and Susan Wong, CFO – 10%.

     There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management. Directors of Zoloto are not paid any annual retainer fees and are not paid for attendance at board or committee meetings, but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors who also serve as employees may receive salaries from us or consulting fees for services provided. Mr. Laurence Stephenson currently receives management fees from us of $6,500 per month through his personal consulting company.

     No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. The Board of Directors appoints senior executives who serve at the discretion of the Board. There are no family relationships between any two or more Directors or Senior Management. The business experience of each of the persons listed above is as follows:

Laurence Stephenson

     Mr. Stephenson joined us in March of 2001 as President and has over 35 years experience in the field of mineral exploration, particularly guiding new companies in the acquisition and utilization of capital. Mr. Stephenson’s business functions, as President of Zoloto, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-

accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/ payment/ organization of the expenses/taxes/ activities of Zoloto, and reporting to Board of Directors.

     Mr. Stephenson is presently President and a Director of Douglas Lake Minerals Inc. (OTC-BB), a publicly traded mineral acquisition and exploration company located in Vancouver, BC, Canada. From April 1994 to April 1999, Mr. Stephenson was Vice president of Exploration, Secretary and Director of Golden Chief Resources Inc. (TSX.V), a publicly traded mineral exploration company located in Vancouver, B.C. From September 1991 to April 1994, Mr. Stephenson was President and Director of Golden Hemlock Exploration Ltd. (TSX.V), a publicly traded precious metals mining company located in Vancouver, BC. From October 1987 to March 2002, Mr. Stephenson was a Director of Glencarin Exploration Ltd. (TSX.V), a publicly traded mineral exploration company located in Vancouver, BC. Mr. Stephenson received a B.S. degree in Geology from Carlton University in Ottawa, Canada and an MBA degree from York University in Toronto, Canada. He is registered as a Professional Engineer in BC and Ontario.

Glen J. Indra

     Mr. Indra joined Zoloto as a Director in June of 1996. Since November 1997, Mr. Indra has served as President and Director of Starfield Resources Ltd. (TSX.V/OTC-BB), a publicly traded mining acquisition and exploration company located in Vancouver, BC. Mr. Indra is also President and owner of Floralynn Investments Ltd., a private investment company. From April 2002 to March 2004, Mr. Indra was a Director of Thelon Ventures Inc. (TSX.V), a publicly traded natural resource mining company located in Vancouver, BC. From September 1995 to July 2001, Mr. Indra was a Director of Bioxel Pharma Inc. (TSX.V), a publicly traded biotechnology/pharmaceuticals company located in Sainte-Foy, Quebec. From July 1988 to June 1997, Mr. Indra served as a Director of Calibre Energy Inc. (TSX.V), an oil and gas exploration company located in Calgary, Alberta. Mr. Indra received a Bachelor of Commerce degree from the University of British Columbia, Canada.

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

Dr. John Tichotsky

     Dr. Tichotsky was appointed as a Director on November 1, 2006. Dr. Tichotsky has worked in Russia since 1988 and serves as a consulting economist and international policy advisor to Roman Abramovich, the Governor of Chukotka since February 2001. Dr. Tichotsky wrote his Master’s thesis on “Gold and Tin Mining in the Russian Northeast” and his PhD on Russian diamond mining, “The Republic of Sakha: Russia’s Diamond Colony” which has been published in both English and Russian. Previously, he has been a senior analyst in the area of international public finance and has also worked extensively within the academic community. Dr. Tichotsky is a graduate of Dartmouth College and completed his master’s degree at Cambridge University and received his Ph.D. from Cambridge University, UK.

Patrick Downey

     Mr. Downey was appointed as a Director on April 18, 2007. Mr. Downey has over 25 years experience in the resource industry on four continents. Mr. Downey served as the President of Aura Gold, a gold mining and exploration company located in Vancouver, British Columbia since April 2007. Prior thereto he served as president and Chief executive officer of Viceroy Exploration Ltd., a gold mining and exploration company also located in Vancouver. Mr. Downey has held senior engineering positions on several large-scale gold mining operations including La Coipa in Chile and Placer Dome’s Misima and Porgera mines in Papa New Guinea.

Susan Wong, Chief Financial Officer

     Ms. Wong was appointed to her role as Chief Financial Officer in December of 2004 and on a part time basis provides her services which include, but are not limited to financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders and coordination of the expenses/taxes/activities of Zoloto to us. In addition to her responsibilities with Zoloto, Ms. Wong is a Member Services Representative for VanCity Credit Union located in Vancouver, B.C. since 1986, where she is responsible for directing member service investment and financial planning. Ms. Wong also provides financial related services to other exploration-stage mining companies: (Saturn Minerals Inc. [TSX.V] and Unbridled Energy Corp. [TSX.V], both located in Vancouver, B.C.).

6.B	Compensation

     The following Summary Compensation Table sets forth certain compensation information for the President and CEO of Zoloto, Chief Financial Officer and Directors (“Named Executive Officers”). This information provided below includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any.

Summary Compensation Table

Long Term Compensation Awards
	Annual Compensation				Awards		Payouts
					Restricted	Securities	LTIP	All Other
Name and					Stock	Underlying	Pay-outs	Compen-
Principal Position	Year	Salary	Bonus	Other	Awards	Options/	($)	sation
		($)	($)	($)		SARs		($)
(#)
Laurence Stephenson (President, CEO & Director)	2006 2005 2004	- - -	- - -	78,000 1. 54,000 1. 30,000 1.	- - -	- 1,090,000 -	- - -	- - -
Susan Wong (CFO)	2006 2005 2004	- - -	- - -	- - -	- - -	- 150,000 -	- - -	- - -
Glen Indra (Director)	2006 2005 2004	- - -	- - -	- - -	- - -	165,000 700,000 -	- - -	- - -
Robert Maddigan (Director)	2006 2005 2004	- - -	- - -	- - -	- - -	495,000 1,080,000 -	- - -	- - -
John Tichotsky (Director)	2006 2005 2004	- - -	- - -	- - -	- - -	300,000 - -	- - -	- - -
Patrick Downey (Director)	2006 2005 2004	- - -	- - -	- - -	- - -	500,000 - -	- - -	- - -

1. Other compensation represents management fees of $2,500 per month for 2004, $2,500 per month for a portion of 2005 and $6,500 per month thereafter effective July 1, 2005.

Option/SAR Grants in Fiscal Year 2006
Individual Grants
	Number of	% of Total
	Securities	Options/SARs
	Underlying	Granted
	Options/SARs	in	Exercise or Base	Expiration
Name	Granted (#)	Fiscal Year s	Price ($/Share)	Date
Glen Indra	165,000	5.9%	$0.60	1-13-2011
Robert Maddigan	495,000	17.7%	$0.60	1-13-2011
John Tichotsky	300,000	10.7%	$0.66	7-11-2011
Patrick Downey	500,000	17.9%	$1.12	10-02-2011
Laurence Stephenson	-	-	-	-
Susan Wong	-	-	-	-

Option Exercises and Fiscal Year-End Values

     The following table sets forth information with respect to the number of exercised and unexercised stock options held by the Named Executive Officers on December 31, 2006. The value of the exercised and unexercised in-the-money stock options is the product of the difference between the option price and stock close price ($2.03) at December 29, 2006 multiplied by the amount of applicable shares. The information below does not include certain warrants owned by the individuals pursuant to warrants granted under certain of our financing activities.

Aggregated Option/SAR Exercises in Fiscal Year 2006
and December 31, 2006 Option/SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-The-Money Options
			At December 31, 2006 (#)		At December 31, 2006 ($)
	Shares
	Acquired	Value
Name	on	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	Exercise
	(#)

Laurence	205,000	$51,250	951,667	363,333	$1,693,967	$646,733
Stephenson
Glen Indra	-	-	846,667	233,333	$1,449,317	$415,333

Robert	-	-	1,625,000	360,000	$2,719,250	$640,800
Maddigan
Susan Wong	100,000	$25,000	-	50,000	-	$ 89,000
John Tichotsky	-	-	300,000	-	$411,000	-
Patrick Downey	-	-	500,000	-	$455,000	-

Escrowed Securities

     In connection with their ongoing activities in order to reactivate the business and affairs of our company, we agreed in early December of 2003, that it would issue to our directors, for nominal consideration of $0.01 per share, an aggregate of 2,100,000 common shares. The common shares were issued as follows: (i) Mr. Stephenson –

900,000; (ii) Mr. Indra – 600,000; and (iii) Mr. Maddigan – 600,000. All such common shares have been placed in escrow pursuant to a time-release escrow agreement (see Exhibit 15.c - Escrow Agreement). Pursuant to an escrow agreement, 1,101,600 shares were released from escrow during the year ended December 31, 2006 (2005 – 918,000 shares; 2004 – nil shares). As of December 31, 2006 there were 1,652,400 shares remaining in escrow (2005 – 2,754,000; 2004 – 3,672,000).

Retirement Plans

     We have no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts and Termination of Employment

     There are no employment contracts or other compensation plans or arrangements with regard to the Named Executive Officers or any other executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Zoloto or from a change in such officer's responsibilities following a change of control.

Bonus/Profit Sharing/Non-Cash Compensation

     Except for the previously noted stock option program and option grants, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or senior management.

Change of Control Remuneration

     We have no plans or arrangements in respect of remuneration received or that may be received our Executive Officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$130,000 per senior management.

Stock Option Plan

     In 2006, we adopted a revised stock option plan, which replaced and superseded an existing stock option plan, pursuant to which options are granted in order to attract, retain and motivate directors, officers and employees of Zoloto and other persons, such as consultants who provide services or who are of special value to us and to closely align the personal interest of such individuals to that of Zoloto. Shareholders at our annual meeting held on May 25, 2006 approved the amended 2006 stock option plan. The maximum number of common shares that may be reserved for issuance pursuant to options granted under the stock option plan, and pursuant to any other share compensation arrangements, is 20% of our presently issued and outstanding common shares. On June 8, 2007 pursuant to a special meeting of shareholders, the amount of shares available for issuance under the plan was increased to 16,368,120 (from 8,242,415 at December 31, 2006), which represents 20% of the issued and outstanding shares of our common stock as of May 3, 2007.

     The number of options and the exercise price thereof is set by the board of directors of Zoloto at the time of grant, provided that the exercise price will not be less than the current market price of the common shares on the Exchange on the trading day immediately prior to the date of grant, less the maximum discount permitted by the Exchange. The maximum number of common shares issuable in any one year to any one individual pursuant to the stock option plan may not exceed 5% of the outstanding common shares.

     The following table provides information regarding our common stock that may be issued upon the exercise of options under our shareholder approved stock option plan as of December 31, 2006. There are no warrants or rights associated with the plan.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to	Weighted average	Number of securities
	be issued upon exercise	exercise price of	remaining available
	of outstanding options,	outstanding options,	for future issuance
	warrants and rights	warrants and rights
	(a)	(b)	(c)

Equity compensation plans approved by security holders	6,765,000 1.	$0.48	1,477,415
Equity compensation plans not approved by security holders	-	-	-
Total	6,765,000	$0.48	1,477,415

1. Certain option grants to officers and directors are subject to a vesting plan.

6.C	Board Practices

6.C.1	Terms of Office

Refer to Item 6.A – Directors and Senior Management

6.C.2	Directors’ Service Contracts

None

6.C.3	Board of Director Committees

      We presently have various Board committees including an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. Further disclosure on such committees is provided below.

Audit Committee

     Our audit committee is comprised of four directors: Laurence Stephenson, John Tichotsky, Glen Indra and Robert Maddigan. Mr. Indra is the Chairman of the audit committee. Our board of directors has determined that all members of the audit committee, with the exception of Mr. Stephenson, are deemed to be independent under SEC audit committee standards and “financially literate.” Our audit committee operates pursuant to a charter adopted by the Board, which is provided as referenced exhibit to this Annual Report.

     Among other things, the audit committee charter will call upon the audit committee to:

  oversee the accounting and financial reporting processes and compliance with legal and regulatory requirements on behalf of our board of directors and report the results of its activities to the board;
  be responsible for the appointment, retention, compensation, oversight, evaluation and, when appropriate, the termination and replacement of our independent auditors;
  review the annual engagement proposal and qualifications of our independent auditors;
  review the integrity, adequacy and effectiveness of our internal controls and financial disclosure process;
  review and approve all related party transactions

     The Audit Committee met four times during the fiscal year ended December 31, 2006.

Corporate Governance and Nominating Committee

     Our Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

     Our Corporate Governance and Nominating Committee consists of Glen Indra, John Tichotsky, and Robert Maddigan, all of whom are considered independent under applicable stock exchange rules and securities legislation. The committee is responsible for developing our approach to corporate governance issues and advising the Board in filling vacancies on the Board. In addition, it periodically reviews the size and composition of the Board, the effectiveness of the Board and its individual members and appropriate committee structures, mandates, composition, membership and effectiveness. This committee takes into account the qualifications of prospective members and takes into account the current Board composition and the anticipated skills required to round out the capabilities of the Board. The Corporate Governance and Nominating Committee’s Charter is provided as a referenced exhibit to this Annual Report.

Compensation Committee

     Our Compensation Committee consists of three directors: Glen Indra, Robert Maddigan and John Tichotsky, all of whom are considered independent as defined under applicable stock exchange rules and securities legislation. The Compensation Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Compensation Committee regularly reviews the compensation practices of comparable companies with a view to align our independent directors’ compensation with a comparator group median.

     Our Compensation Committee seeks to ensure that we have high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. This committee reviews and makes recommendations to our Board regarding the appointment of our executive officers, and the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. This committee also reviews the Chief Executive Officer's goals and objectives at the start of each year and provides an appraisal of the Chief Executive Officer's performance for the most recently completed year. The committee approves and reports to the Board on management succession plans. It is also responsible for overseeing our employee compensation and benefits plans. The Compensation Committee’s Charter is provided as a referenced exhibit to this Annual Report.

6.D	Employees

     As of the date hereof, we have no employees and we currently utilize independent contractors and consultants to provide necessary services. Our relationship with its independent contractors, professional service providers and consultants is positive and management does not anticipate encountering problems in its ability to retain contractors or hire individuals, as applicable, with the requisite skill set.

6.E	Share Ownership

     The following table sets forth information, to our best knowledge, as of June 30, 2007, certain information with respect to voting securities (consisting solely of common shares) beneficially owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the Named Executive Officer specified in the Summary Compensation Table above and (d) all current directors and executive officers as a group.

     Information as to beneficial ownership is based upon statements furnished to us by such persons or entities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of the individuals named below is c/o Zoloto Resources, Inc., 625 Howe Street, Suite#420, Vancouver, BC, Canada.

Shareholdings of Directors, Senior Management and 5% Shareholders
Name and Address	Amount and Nature of
Of Beneficial Owner	Beneficial owner	Percent and Class 1.

Laurence Stephenson 2.	2,187,000	2.57%
Glen Indra 3.	2,152,000	2.54%
Robert Maddigan 4.	3,240,500	3.79%
Susan Wong 5.	354,700	0.42%
John Tichotsky 6.	200,000	0.24%
Patrick Downey 7.	249,000	0.30%
Firebird 8.	8,735,000	10.36%
All directors and executive
officers as a group (six) 9.	8,383,200	9.48%

1. Based upon 83,775,800 shares of common stock outstanding on June 30, 2007, and includes consideration of stock options, warrants, escrowed securities, conversion privileges or similar obligations owned by certain officers, directors, and/or principal shareholders entitling the holders to purchase an aggregate of 5,159,000 shares of common stock, which are exercisable within sixty days.

2. Includes 1,315,000 common shares that may be acquired by Mr. Stephenson pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 7-11-2010. Mr. Stephenson’s total position includes 615,150 common shares currently held in escrow.

3. Includes 915,000 common shares that may be acquired by Mr. Indra pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 7-11-2010. Also includes 110,000 options granted on 1-13-2006 pursuant to our stock option plan (later ratified by shareholders on May 25, 2006) priced at $0.60 per share and expiring on 1-13-2011. Mr. Indra’s total position includes 542,250 common shares current held in escrow for his direct benefit or for the benefit of a beneficially owned entity.

4. Includes 1,490,000 common shares that may be acquired by Mr. Maddigan pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 7-11-2010. Also includes 330,000 options granted on 1-13-2006 pursuant to our stock option plan (later ratified by shareholders on May 25, 2006) priced at $0.60 per share and expiring on 1-13-2011. Mr. Maddigan’s total position includes 495,000 common shares currently held in escrow.

5. Includes 50,000 common shares that may be acquired by Ms. Wong pursuant to the exercise of options priced at $0.25 per share and expiring on 7-11-2010. Also includes 265,000 common shares held by a beneficially owned entity.

6. Includes 200,000 common shares that may be acquired by Mr. Tichotsky pursuant to the exercise of options priced at $0.66 and expiring on 7-11-2011.

7. Includes 249,000 common shares that may be acquired by Mr. Downey pursuant to the exercise of options priced in the range of $1.12 -$2.00 and expiring during the periods 10-2-2011 and 5-11-2012.

8. Firebird Global Master Fund, Ltd., and including Firebird Aurora Fund, Ltd., Firebird New Russia Fund, Ltd., Firebird Global Master Fund, Ltd., and Firebird Fund LP (all as joint actors). Includes 500,000 common shares that may be acquired by Firebird pursuant to the exercise of warrants priced at $0.85 and expiring 9-11-2008.

9. Includes 4,219,000 common shares that may be acquired by the named executive officers and directors pursuant to the exercise of warrants and options priced between $0.25 and $2.00 per share and expiring during the period 12-30-2008 to 5-11-2012. Also includes 1,652,400 common shares currently held in escrow and 440,000 shares that may be acquired pursuant to options granted on 1-13-2006 pursuant to our stock option plan priced at $0.60 per share and expiring on 1-13-2011. Any securities not outstanding which are subject to options and warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but is not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

     The names and titles of the Directors/Executive Officers of Zoloto to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth below as of December 31, 2006. Certain option grants to officers and directors are subject to a vesting plan.

Name and Position	# Shares of Common stock	Exercise Price	Expiration Date
Laurence Stephenson
CEO and Director	225,000	$0.25	12-30-2008
	1,090,000	$0.25	07-11-2010
Glen Indra
Director	215,000	$0.25	12-30-2008
	700,000	$0.25	07-11-2010
	165,000	$0.60	01-13-2011
Robert Maddigan
Director	410,000	$0.25	12-20-2008
	1,080,000	$0.25	07-11-2010
	495,000	$0.60	01-13-2011
John Tichotsky
Director	300,000	$0.66	07-11-2011

Patrick Downey
Director	500,000	$1.12	10-02-2011
	250,000	$2.00	05-11-2012
Susan Wong
CFO	50,000	$0.25	07-11-2010
All Directors, Officers and
Employees as a Group (6)	5,480,000	$0.47	2008-2012

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major Shareholders.

7.A.1.a Holdings By Major Shareholders

     Refer to Item 6.E Share Ownership.

7.A.1.b Significant Changes in Major Shareholders’ Holdings

     The participation in private placements of equity by the referenced individuals below, as well as the issuance of securities for nominal consideration over the last several years, has lead to significant changes in the holdings of certain major shareholders

	Shares Owned	Shares Owned	Shares Owned	Shares Owned
	12/31/03	12/31/04	12/31/05	12/31/06

Laurence Stephenson	nil	1,367,000	1,257,000	1,042,000
Glen Indra 1.	5,000	1,205,000	1,255,000	1,227,000
Robert Maddigan	nil	1,100,000	990,000	1,427,500
Firebird 2.	nil	nil	nil	5,685,000

1.	Includes shares beneficially owned by Floralynn Investments Ltd.
2.	Firebird Global Master Fund, Ltd., and including Firebird Aurora Fund, Ltd., Firebird New Russia Fund, Ltd., Firebird Global Master Fund, Ltd., and Firebird Fund LP (all as joint actors)

7.A.1.c Different Voting Rights

Our major shareholders do not have different voting rights.

7.A.2 Canadian Share Ownership

     At June 30, 2007 we had 83,775,800 common shares issued and outstanding to approximately 80 shareholders of record. We believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of its outstanding common stock is held in broker “street names” for the benefit of individual investors or other nominees. Although management is unsure of the exact percentage of Canadian share ownership, management believes that such percentage exceeds 90.0% .

7.A.3 Control of the Company

     We are a publicly owned Canadian corporation, the common shares of which are owned by Canadian residents, United States residents, and other foreign residents. We are not controlled by any foreign government or other person(s) except as may be described in Item 4.A - History and Development of the Company, and Item 6.E. - Share Ownership.

7.A.4 Change of Control of Company Arrangements No disclosure required.

7.B	Related Party Transactions

     For the year ending December 31, 2006, we were charged $475,370 (2005 - $nil; 2004 - $nil) by a company owned by a director of the company for consulting fees related to the supply of equipment and services for the Chukotka project in Russia.

     For the year ending December 31, 2006, the value of stock-based compensation granted to directors and officers totaled $ 938,976 (2005 - $131,907; 2004 - $nil).

     For the year ending December 31, 2006, management fees charged by a director totaled $78,000 (2005 - $54,000; 2004 - $30,000)

     As at December 31, 2006 we were owed $89,748 (2005 - $Nil) for loans made to a company (and its Russian subsidiary) owned by a director of our company. The loans bear interest at rates ranging from 0% to 1% per annum.

     As at December 31, 2006 we were owed $40,353 (2005 - $Nil) for loans made to a Russian company owned by a director and owner of a Variable Interest Entity of our company. The loans bear interest at rates ranging from 0% to 1% per annum.

     As at December 31, 2006 we were owed $6,944 (2005 - $Nil) for advances made to other related parties in Russia.

     We are owed $103,092 (2005 - $Nil) by a company owned by a director of our company for an overpayment on the supply of equipment and services for the Chukotka project in Russia. This related party expedited the movement of equipment and supplies from Canada to Russia for Zoloto and was paid for its services. The transactions related to the acquisition of equipment have been recorded at a carrying value of $1,933,162 with the $449,347 difference between the exchange and carrying values being charged against our Deficit.

     From time to time we grants warrants and options to certain officers and directors (deemed to be related parties by definition) in recognition of beneficial service to us and as an incentive for future service. We granted such warrants and options in fiscal years 2005 and 2004. No warrants or options were granted to related parties in 2006. See Item 6 above for disclosure of such grants.

7.C	Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

     Attached hereto are the audited financial statements for the periods ended December 31, 2006, 2005 and 2004. The financial statements are those of Zoloto Resources Ltd., but are presented under our former name of Sutcliffe Resources Ltd., which was our name when the financial statements were prepared and audited.

     Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Zoloto, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

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

8.A.7 Legal/Arbitration Proceedings

     Our Directors and management of the do not know of any material, active or pending, legal proceedings against them; nor are we involved as a plaintiff in any material proceeding or pending litigation. Our Directors and management know of no active or pending legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings involving any third party that might have, or have had in the recent past, significant effects on Zoloto’s financial position.

8.B	Significant Changes

     Significant changes since the date of the audited financial statements for the fiscal year ended December 31, 2006, include the following:

     On January 17, 2007, we completed the acquisition of Chukot with the payment of US $327,750 to Chukot’s founding shareholder to acquire 100% of the ownership interest in the company.

     On January 17, 2007 we completed the acquisition of ZAO Baykal Gold with the payment of US $500,000 to Baykal’s founding shareholder to acquire 100% of the ownership interest in the company. An additional US $403,500 is payable to ZAO Baykal Gold’s founding shareholder if the remaining 49% interest in ML is acquired.

     On November 30, 2006 KM Gold acquired exclusive rights to two exploration properties in Chukotka Autonomous Region upon winning auction bids on these properties. The properties include 0.15 square kilometers comprising the Koralveem River deposit and 1.27 square kilometers comprising the Egilknyveem River deposit, both of which are located on the territory of Bilibinskiy in the municipal area of the Chukotka Autonomous Region. We paid $86,197 and $81,477 respectively, for the rights to the Koralveem River and Egilknyveem River properties. There are no minimum expenditure commitments in connection with these properties. On April 26, 2007 we entered into an agreement to pay 4,381,640 Russian Rubles ($191,000) to KM’s founding shareholder to acquire a 100% ownership interest in KM.

     On February 1, 2007, we entered into a management services agreement with an unrelated Russian company (“the Management company”) wherein we will pay US$156,800 and US$18,950 per month for management services related to the exploration of the Russian mineral properties and lease and operation of office space, respectively. A 150,000,000 Russian ruble line of credit was provided to the Management company to finance operations. At June 21, 2007, the Management company had been advanced 13,200,000 Russian rubles on the line of credit.

     On June 8, 2007, our shareholders changed, subject to the regulatory approval, our name to Zoloto resources Ltd.

     Except as detailed above, no other material changes have occurred since the date of the fiscal year 2006 financial statements ended December 31, 2006 that have not been otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

9.A	Common Share Trading Information

     Our common shares trade on the TSX Venture Exchange (formerly the Canadian Venture exchange) in Toronto, Ontario, Canada, under the symbol "ZR". We applied for listing on the TSX Venture Exchange and began trading on June 27, 2005 under the symbol “SR”. In connection with our recent name change, the TSX Venture Exchange assigned the “ZR” symbol to us, effective July 5, 2007. The table below sets forth the high and low market prices on the TSX Venture Exchange for the six most recent months. Information for the last nine fiscal quarters and last five fiscal years are also presented in part, as prior to June 27, 2005, our common stock was not listed or traded on any stock exchange or other regulated market.

Common Shares Trading Activity
TSX Venture Exchange (CND $)

Period	High	Low

Month ended June 30, 2007	$1.90	$1.52
Month ended May 31, 2007	$1.99	$1.49
Month ended April 30, 2007	$2.16	$1.60
Month ended March 31, 2007	$2.42	$1.81
Month ended February 28, 2007	$2.25	$1.51
Month ended January 31, 2007	$2.10	$1.50

Quarter ended June 30, 2007	$2.16	$1.60
Quarter ended March 31, 2007	$2.42	$1.50
Quarter ended December 31, 2006	$2.29	$0.97
Quarter ended September 30, 2006	$1.12	$0.70
Quarter ended June 30, 2006	$0.87	$0.52
Quarter ended March 31, 2006	$0.89	$0.39
Quarter ended December 31, 2005	$0.45	$0.30
Quarter ended September 30, 2005	$0.49	$0.31

Fiscal Year ended December 31, 2006	$2.29	$0.39
Fiscal Year ended December 31, 2005	$0.49	$0.30

     Our common shares are also quoted on the OTC Bulletin Board in the United States under the symbol “SCRRF”. In connection with our recent name change, our trading symbol changed to ZRSCF, effective July 19, 2007. The following table sets forth the high and low prices for our common stock for the periods indicated. Information for the last nine fiscal quarters and last five fiscal years are also presented in part, as prior to August 1, 2006, our common stock was not quoted on the OTC Bulletin Board.

Common Shares Trading Activity
OTC Bulletin Board ($US )

Period	High	Low

Month ended June 30, 2007	$1.80	$1.41
Month ended May 31, 2007	$1.88	$1.44
Month ended April 30, 2007	$1.85	$1.60
Month ended March 31, 2007	$1.93	$1.45
Month ended February 28, 2007	$2.08	$1.27
Month ended January 31, 2007	$1.67	$1.25

Quarter ended June 30, 2007	$1.85	$1.44
Quarter ended March 31, 2007	$2.08	$1.25
Quarter ended December 31, 2006	$1.95	$0.80
Quarter ended September 30, 2006	$0.93	$0.70

Fiscal Year ended December 31, 2006	$1.95	$0.80

9.A.5 Common Share Description

     Not Applicable

9.A.6 Differing Rights

     Not applicable

9.A.7.a. Subscription Warrants/Right

     Not Applicable

9.A.7.b Convertible Securities/Warrants

     Not Applicable

9.B	Plan of Distribution

     Not Applicable

9.C	Stock Exchanges Identified

     Our common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada and are quoted on the OTC Bulletin Board in the United States. Refer to Item 9.A for further information.

9.D	Selling Shareholders

     Not Applicable

9.E	Dilution

     Not Applicable

9.F	Expenses of the Issue

     Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A	Share Capital

Not Applicable

10.B	Memorandum and Articles of Association

Objects and Purposes of the Company

Our Articles of Continuation provide that there are no restrictions on the business in which we may engage.

Continuation

     We were incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia)] and were subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, we were continued from Ontario to Alberta as Latin American Mining Investment Corp. We were extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, we effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to “Sutcliffe Resources Ltd.”

     In connection with “continuation” (transfer) of our incorporating jurisdiction from British Columbia to Ontario and subsequently to Alberta, our Articles of Continuance (November 4, 1996) and Articles of Amendment (dated effective January 5, 199) effectively became the governing Articles of Association or Memorandum of the Company, in conjunction with our By-laws (“By-laws”), subject to the Alberta Business Corporations Act.

     On July 3, 2007, pursuant to a vote of shareholders at a Special Meeting of Shareholders held on June 8, 2007, we changed our name to “Zoloto Resources Ltd.,” to better reflect our evolved strategic positioning with certain alliances and mineral property opportunities in the Russian Federation.

Directors' Powers

     Our Articles of Incorporation and By-laws, subject to any unanimous shareholder agreement, provide directors a broad discretion to manage the business and affairs of Zoloto. Notwithstanding a vacancy among directors, a quorum of directors may exercise all the powers of the directors. If we have only one director, that director may constitute a meeting.

     The directors may, from time to time, without authorization of the shareholders: borrow money on the credit of Zoloto; issue, reissue, sell or pledge our debt obligations; subject to the Business Corporations Act of Alberta, give a guarantee on our behalf to secure performance of an obligation of and person, and; mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any obligation of Zoloto. Our directors may, by resolution, delegate the aforementioned powers to a director, a committee of directors or an officer of Zoloto.

     Our Articles of Continuance do not specify a minimum or maximum number of directors. The directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of Zoloto.

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

     Section 4.09 of the By-laws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing contained in the By-laws shall preclude any director from serving Zoloto in any other capacity and receiving remuneration for such service.

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

Qualifications of Directors

     There is no provision in the Articles of Continuance imposing a requirement for retirement or non-retirement of directors under an age limit requirement. A director of Zoloto ceases to hold office when: (i) he/she dies or resigns; (ii) is removed in accordance with section 104 of the Alberta Business Corporations Act; and (iii) becomes disqualified under subsection 100(1) of the Alberta Business Corporations Act.

     There is no requirement for directors to hold a share in the capital of Zoloto as qualification for their office. Section 106 of the Alberta Business Corporations Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt.

     Section 102 of the Alberta Business Corporations Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Share Rights

     Our authorized capital was designated in the Articles of Continuance to be an unlimited number of common shares without par value. All of the authorized shares of common stock of Zoloto are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. Our issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

     The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.

     Subject to the Alberta Business Corporations Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in Zoloto. Dividends may be paid in money or property or by issuing fully paid common shares Zoloto. No dividend shall bear interest against us. Any dividend unclaimed after a period of six (6) years from the date on which the dividend was declared to be payable will be forfeited and returned to us.

     Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Alberta Business corporations Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

There are no restrictions on share transfers,

Warrants

     We issue warrants exercisable at specified prices for an indicated period of time in connection with financings or other considerations.

Meetings

     The Alberta Business Corporations Act provides we must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. We must give to its shareholders entitled to receive notice of a general meeting not less than 21 days and not more than 50 days notice of any general meeting of Zoloto, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Alberta Business Corporations Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of our shareholders, our directors must place comparative financial statements, made up to a date not more than six months before the annual general meeting, and the report of the auditor to the shareholders.

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

     Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the C company and others who although not entitled to vote are entitled or required under the provisions of the Alberta Business Corporations Act or By-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

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

Limitations on Ownership of Securities

     Except for as described in ITEM #10.D, “Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of Zoloto.

Change in Control of Corporation

     No provision of our Articles of Continuation or By-laws would have the effect of delaying, deferring, or preventing a change in control of the company, and operate only with respect to a merger, acquisition or corporate restructuring of Zoloto or any of our subsidiaries.

Ownership Threshold

     There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 5% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

Conditions Governing Changes in Capital

     There are no conditions imposed by the Articles of Continuance of Zoloto regarding changes in the capital that are more stringent than is required by law.

10.C	Material Contracts

     We have entered into A Sale, Purchase and Assignment Agreement, as amended, and a Joint Venture Agreement in connection with the Harrison Lake Property. On September 5, 2005, we entered into a purchase agreement for the rights to additional mineral claims at the Harrison Lake property. We also entered into a Letter of Intent, as amended, in connection with the Beale Lake property. On September 29, 2005, we entered into a letter agreement for the rights to additional mineral claims at the Beale Lake property. The aforementioned agreements are more fully detailed in Item 4.D – Property, Plant and Equipment and are provided in full as exhibits to this Annual Report. The aforementioned licenses are provided in translated form as appendices to our National Instrument 43-101 Independent Technical Report dated March 20, 2007.

10.D	Exchange Controls

     Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to nonresident holders of Zoloto’s securities, except as discussed in ITEM 10.E, ”Taxation" below.

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

Canadian Federal Income Tax Considerations

     The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects management’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

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

     Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of our company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

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

     The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as us, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

     A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

United States Taxation

     For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if our common shares are a capital asset in U.S. Taxpayer's hands.

     For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on our common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on our common shares.

     Under a number of circumstances, United States Investor acquiring shares of our company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the company will be required to file such a return. Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

     The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as us, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that we were not deemed to be a passive foreign investment company for the taxable year ended 12/31/2006 and, furthermore, we expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered passive foreign investment company for the foreseeable future.

Tax Considerations Related to Our Public Offering in 2005

     In second quarter 2005, we completed a public offering of its shares pursuant to a Prospectus document dated May 27, 2005 (attached hereto as Exhibit No. 15d to this Annual Report). We sold 9,200,000 Units under the public offering. Each Unit is comprised of one (1) common share and one-half (1/2) of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 per common share for a period of two years from the date of issuance. All Units were sold to Canadian residents.

     Within the Prospectus and in the opinion of Burnet, Duckworth & Palmer LLP, counsel to Zoloto, management provided a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchased Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with us and holds the Units as capital property. The Units will generally constitute capital property to a holder thereof unless the holder holds the Units in the course of carrying on a business of buying and selling securities or acquires the Units in a transaction or transactions considered to be an adventure in the nature of trade.

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

     The reader may reference this tax consideration summary on pages 56-59 of our Prospectus.

10.F	Dividends and Paying Agents

     Not Applicable

10.G	Statement by Experts

     Not Applicable

10.H	Document on Display

     Our documents referred to and described herein can be inspected during normal working hours at its corporate offices located at 625 Howe Street, Suite #420, Vancouver BC, Canada. Upon the effectiveness of our registration statement on Form 20-FR, we are be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”). Our reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street, N.E., Washington, D.C. 20549.

10.I	Subsidiary Information

     On January 17, 2007 we completed the acquisition of ZAO Baykal Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk, Russia) as a wholly owned subsidiary for consideration of US$500,000. In January 2007, ZAO Baykal Gold finalized acquisition of a 51% interest in M. L. Ltd. (“ML”), a private Russian company that owns certain mineral projects (Ozherelie and Ykanskoye) located in the Irkutsk Oblast region in Siberia, Russia.

     On January 17, 2007 we completed the acquisition of ZAO Chukot Gold (a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Chukotka) as a wholly owned subsidiary of Zoloto. Pursuant to the acquisition, we paid consideration of $327,750 to the founding shareholder of ZAO Chukot Gold in connection with the initial acquisition of two exploration properties (Elvenei and Tumannoye) in the Federal Subsoil Agency auction held August 17, 2006 in Anadyr, Russia.

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

     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that our files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

     This evaluation of the design of internal controls over financial reporting for Zoloto resulted in the identification of internal control deficiencies which are not atypical for a company of our size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues. The deficiencies relate primarily to our venture into the Russian Federation. Competent personnel are actively being sought to improve internal controls.

     There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

     As of the date hereof, Laurence Stephenson, President and CEO serves as the Audit Committee’s financial expert. Mr. Stephenson is not considered to be independent as a consequence of his position as an officer and director with Zoloto.

ITEM 16.B	CODE OF ETHICS

     We adopted a Code of Ethics (“Code”) in third quarter of 2005 applicable to all its employees and directors regardless of position or stock ownership. We have historically operated under informal ethical guidelines, under which our principal executive, financial and accounting officer, are held accountable. In accordance with these informal guidelines, we have always promoted honest, ethical and lawful conduct throughout the organization. Certain of our senior executive and financial officers¯Chief Executive Officer and President and Chief Financial

Officer¯provide services and perform functions that merit a more detailed expression of their duties, because they are singularly responsible for the integrity, accuracy and timeliness of our periodic financial reports to regulators and the investing public. Thus we have provided as referenced exhibit to this Annual Report, a signed acknowledgement of the applicable officers understanding and acceptance of the Code.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Our board of directors appointed BDO Dunwoody LLP as independent auditors to audit our financial statements for the fiscal years ended December 31, 2006 and 2005. The aggregate fees billed for professional services rendered by the aforementioned independent auditor in their capacity as our principal accountant during the last two fiscal years are set forth below. Our Audit Committee pre-approved all of the following amounts billed to us prior to incurring the expenses associated therewith.

Audit fees

     The aggregate fees billed for professional services rendered by our principal accountants for the audit of our annual and quarterly financial statements and other fees that are normally provided by our principal accountant in connection with audits performed during the fiscal years ended December 31, 2006 and 2005 was $225,000 and $60,000, respectively. Such fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, review of securities filings and statutory audits.

Audit Related Fees

     There were no aggregate fees billed for assurance and related services by our principal accountant that could be reasonably related to the performance of the audit or review of our financial statements, during the fiscal year ended December 31, 2006 and 2005. Such audit related services typically include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Tax Fees

     The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal year ended December 31, 2006 and 2005 was $0 and $5,000. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

All Other Fees

     There were no other fees billed by our principal accountants during the fiscal year ended December 31, 2006 and 2005.

ITEM 16.D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not Applicable

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

     Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Zoloto, conforms in all material respects for the periods presented with United States GAAP. The financial statements are those of Zoloto Resources Ltd., but are presented under our former name of Sutcliffe Resources Ltd., which was our name when the financial statements were prepared and audited.

     The value of the U.S. Dollar in relation to the Canadian Dollar was $1.05 as of July 13, 2007.

     Our audited financial statements, as required under ITEM 17, are attached hereto and found immediately following the text of this Annual Report starting on page F-1. The auditor’s reports, where applicable, were prepared by BDO Dunwoody LLP (2006 and 2005) and Gordon K.W. Gee Ltd., independent Chartered Accountant (2004), and are included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor’s Reports dated June 21, 2007 (except for Note 8, June 29, 2007) and March 23, 2005.
Statement of Financial Position at December 31, 2006 and 2005
Statement of Operations and Deficit for fiscal years ended December 31, 2006, 2005 and 2004
Statement of Changes in Cash Flows for the fiscal years ended December 31, 2006, 2005 and 2004
Notes to the Financial Statements for the fiscal years ended December 31, 2006, 2005 and 2004

SUTCLIFFE RESOURCES LTD.

CONSOLIDATED
FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Exploration Stage Company)
(Presented in Canadian Dollars)

Auditors’ Report

To The Shareholders of
Sutcliffe Resources Ltd.
(An exploration stage company)

We have audited the Consolidated Balance Sheets of Sutcliffe Resources Ltd. (an exploration stage company) as at December 31, 2006 and 2005 and the Consolidated Statements of Loss, Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 23, 2005.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

June 21, 2007
(except for Note 8, June 29, 2007)

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 21, 2007 (except for Note 8, June 29, 2007) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants Vancouver, Canada

June 21, 2007
(except for Note 8, June 29, 2007)

GORDON K.W. GEE
Chartered Accountant	#601 -325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -8838
Email: gkwg@telus.net

AUDITOR’S REPORT

To the Board of Directors and Shareholders of Sutcliffe Resources Ltd.:

I have audited the accompanying balance sheet of Sutcliffe Resources Ltd. as at 31 December 2004 and the related statements of operations and deficit, cash flow and changes in shareholders’ equity and comprehensive income for the year ended 2004.

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

In my opinion, these financial statements present fairly, in all material respects, the financial position of Sutcliffe Resources Ltd. as at 31 December 2004 and the results of the operations and deficit, cash flows and changes in shareholders’ equity for the year ended 31 December 2004, in conformity with generally accepted accounting principles accepted in the Canada. As required by the Companies Act of Alberta, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Gordon K.W. Gee Ltd.”
CHATERED ACCOUNTANT
Vancouver, B.C., Canada
23 March 2005

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006 $	2005 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents	217,193	35,271
Receivables	409,385	59,970
Prepaid expenses	7,248	20,848
Investment in ZAO Vozrozhdenie (Note 8)	6,264,576	-

Flow-through share proceeds (Notes 11 and 13)	-	1,159,182
	6,898,402	1,275,271

RESOURCE PROPERTIES (Note 3)	5,081,286	2,608,898
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,040,489	-
DEPOSITS (Note 6)	249,356	-
RESTRICTED CASH (Note 7)	11,927,370	-
DEFERRED FINANCING COSTS (Note 7)	210,051	-
DUE FROM RELATED PARTIES (Note 14)	240,137	-
	26,647,091	3,884,169
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	786,874	93,852
Due to Arax Energy Inc (Note 8)	5,776,460	-
Loans payable (Note 9)	1,195,109	-
Unratified stock compensation (Note 12 )	-	202,879
	7,758,443	296,731

ADVANCE OF SUBSCRIPTIONS PAYABLE (Note 7)	12,000,000	-
FUTURE INCOME TAXES (Note 13)	86,498	589,457
	19,844,941	886,188
NON-CONTROLLING INTEREST (Note 2)	-	-
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 11(a))	19,399,820	9,614,917
WARRANTS TO PURCHASE COMMON SHARES (Note 11(a))	949,871	-
SUBSCRIPTIONS RECEIVABLE	-	(75,000)
CONTRIBUTED SURPLUS (Note 12)	3,139,887	240,502
ACCUMULATED DEFICIT DURING THE EXPLORATION STAGE	(16,687,428)	(6,782,438)
	6,802,150	2,997,981
	26,647,091	3,884,169

APPROVED BY THE DIRECTORS:
“Glen Indra”	“Laurence Stephenson”
Glen Indra, Director	Laurence Stephenson, Director

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006	2005	2004
	$	$	$

ADMINISTRATIVE EXPENSES
Consulting fees (Note 12)	2,073,275	119,895	8,000
Travel and automotive	87,637	1,981	5,655
Rent and office services	57,789	17,552	637
Salaries	29,154	-	-
Investor relations and communication (Note 12)	264,327	47,282	-
Professional fees	345,705	133,651	7,638
Resource property investigation expenditures (Note 3(f))	2,577,895	84,795	-
Transfer and regulatory fees	68,822	52,004	15,800
Management fees (Notes 12 and 14)	812,184	294,661	30,000
Interest and bank charges	1,725	1,492	829
Foreign exchange loss	410,693	-	-
Interest on demand loans	-	81,301	-
Financing fees	-	98,075	2,072
Write-down of Beale Lake property interests (Note 3(e))	3,359,586	-	-
Loss on unratified options (Note 12)	48,075	-	-
LOSS BEFORE THE FOLLOWING:	(10,136,867)	(932,689)	(70,631)
Write-off of receivables, net of debt settlement (Note 15)	-	-	(35,314)
Interest income	74,564	6,033	102
Loss on variable interest entities (Note 2)	(12,005)	-	-
NET LOSS BEFORE INCOME TAXES	(10,074,308)	(926,656)	(105,843)
Future income tax recovery (Note 13)	502,959	-	-
LOSS BEFORE NON-CONTROLLING INTEREST	(9,571,349)	-	-
NON-CONTROLLING INTEREST (Note 2)	115,706	-	-
NET LOSS	(9,455,643)	(926,656)	(105,843)

LOSS PER SHARE – basic and diluted	(0.23)	(0.05)	(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING	41,772,223	17,338,237	9,366,343

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006 $	2005 $	2004 $
Accumulated Deficit During the Exploration
stage, beginning of year	(6,782,438)	(5,855,782)	(5,749,939)
Net Loss	(9,455,643)	(926,656)	(105,843)
Consideration given in excess of carrying value
on acquisition of equipment (Note 14)	(449,347)	-	-
Accumulated Deficit During the Exploration
stage, end of year	(16,687,428)	(6,782,438)	(5,855,782)

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Exploration Stage Company)
(Presented in Canadian Dollars)

	2006	2005	2004
	$	$	$
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net Loss	(9,455,643)	(926,656)	(105,843)
Add non cash items:
Stock-based compensation	2,648,431	320,881	-
Write-down of Beale Lake Property interests	3,359,586	-	-
Loss on unratified stock options	48,075	-	-
Future income tax recovery	(502,959)	-	-
Adjustment for accounting estimates	-	-	(16,304)
(Increase) Decrease in assets:
Receivables	(349,415)	(45,532)	39,147
Related parties	-	-	30,909
Prepaid expenses	13,600	29,152	(50,000)
Increase (Decrease) in Accounts payable and accrued liabilities	693,022	(21,243)	52,232
	(3,545,303)	(643,398)	(49,859)
INVESTING ACTIVITIES
Resource properties	(5,756,974)	(947,718)	(228,095)
Investment in ZAO Vozrozhdenie	(6,264,576)	-	-
Increase in restricted cash	(10,768,188)	(1,727,600)	-
Purchase of property, plant and equipment	(2,489,836)	-	-
Deposits	(249,356)	-	-
Decrease in restricted cash	-	568,418	-
	(25,528,930)	(2,106,900)	(228,095)
FINANCING ACTIVITIES
Subscriptions received (receivable)	75,000	(75,000)	(1,000,710)
Advance of subscriptions payable	12,000,000	-	-
Loan from Arax Energy Inc.	5,776,460
Related party advances	(240,137)	-	-
Deferred financing costs	(210,051)	-	-
Issuance of shares, net of issue costs	10,659,774	3,147,164	942,310
Loans payable	1,195,109	(336,843)	336,843
	29,256,155	2,735,321	278,443
INCREASE (DECREASE) IN CASH	181,922	(14,977)	489
CASH – beginning of year	35,271	50,248	49,759
CASH – end of year	217,193	35,271	50,248
Supplementary information:
Interest paid	1,725	82,793	829
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of resource properties for shares (Note 3)	75,000	1,303,500	-
Stock-based compensation (Note 12)	2,648,431	320,881	-
Renouncement of future income tax recovery	-	589,457	-
Settlement of debt	-	-	180,000

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

1.	ABILITY TO CONTINUE AS A GOING CONCERN

Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated on February 6, 1996. The Company is in the business of exploring and developing resource properties. The Company’s main properties of interest as of December 31, 2006 are the Elvenie and Tumannoye gold projects located in Chukotka Autonomous Okrug in Russia’s eastern region. The Company’s other property interests are the Beale Lake Project in northwestern British Columbia and the Harrison Lake Project in southern British Columbia. The Company’s Irkutsk mineral property acquisitions were initiated during the year ended December 31, 2006 but were not completed until 2007.

The Company has not yet established whether its mineral properties contain reserves that are economically recoverable. The recovery of amounts capitalized for resource properties is dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interests in the underlying claims, the ability of the Company to arrange appropriate financing to complete the exploration and, if warranted, development of the properties and upon future profitable production or proceeds from their disposition. The Company’s resource properties are also potentially affected by the transitory and uncertain nature of the Russian legal system.

(b) Going concern

These consolidated financial statements include the accounts of the Company and its Variable Interest Entities (Note 5). The consolidated financial statements of Sutcliffe have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Adverse conditions raise substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $16,687,428 as at December 31, 2006 (2005 - $6,782,438). Management has evaluated the Company’s alternatives to enable it to pay its liabilities and commitments as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity (See note 7). The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007. However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise substantial doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its variable interest entities. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

Variable Interest Entities and Non-Controlling Interest

In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged. Further details regarding Variable Interest Entities (“VIE”) of the Company are disclosed in note 5.

ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 the Company signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable the Company to pursue mineral interests in Russia. The Company had supplied Chukot with non interest-bearing, no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would not be able to operate without this subordinated support and this capital was at risk. The Company is considered the primary beneficiary because it absorbs the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with the Company as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement Date”).

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Variable Interest Entities and Non-Controlling Interest - continued

ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable the Company to pursue mineral interests in Russia. The Company (through Chukot) had supplied Baykal and KM with non-interest bearing, no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd (“ML” – Note 7) and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. The Company (through Chukot) is considered the primary beneficiary because it absorbs the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with the Company as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement Date”).

Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the VIE inception dates have been charged to the Statement of Loss for the period ended December 31, 2006.

Cash

The Company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such cash and investments may be in excess of federal insurance limits.

Resource Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred upon acquisition of the property (or acquisition of the legal right to pursue development of the property) and until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.

Certain expenditures incurred prior to acquisition of a property are expensed as a Property Investigation Fee.

Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Loss in the period of sale. During the year ended December 31, 2006 the Company wrote-down $3,359,586 (2005 - $Nil; 2004 - $Nil) related to a resource property that was inactive and not a part of the Company’s current development plans (Note 3(a)) as of December 31, 2006.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Resource Properties - continued

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated amortization and is depreciated on a straight line basis commencing when the assets are put into use over the estimated useful lives of the assets as follows:

	- Exploration equipment - Exploration camp - Office equipment	6 years 3 years 5 years
As at December 31, 2006 no amortization had been taken on the property, plant and equipment as they were not yet in use.

Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over the remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. No impairment other than for Beale Lake was required to be recorded during the periods presented in these consolidated financial statements.

Future Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The areas which required management to make significant estimates and assumptions within these financial statements include stock-based compensation, deposits, due from related parties as well as the valuation of property, plant and equipment and resource properties.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES - Continued

Loss Per Share

The Company follows the “Treasury Stock Method” to calculate loss per share. Under this method the basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. The diluted loss per share assumes that the outstanding stock options and warrants had been exercised at the beginning of the year. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the years ended December 31, 2006, 2005 and 2004, common equivalent shares (relating to stock options and warrants outstanding at year end) totalling 12,580,450 (2005 – 17,336,675; 2004 – 7,971,400) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash and cash equivalents, receivables, deposits, restricted cash, due from Arax Energy Inc., due from related parties, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments other than a currency risk for amounts denominated in Russian Rubles. The Company has financial assets of $6,556,465 (2005 - $nil) and financial liabilities of $772,417 (2005 - $nil) denominated in Russian Rubles and financial liabilities of $5,762,627 (2005 - $nil) denominated in US Dollars. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments. The fair value of due from related parties was not practical to determine.

Stock-Based Compensation

Stock-based compensation and other stock based payments are recognized under the fair value based method for all stock-based awards. The resulting value of the options is recorded as contributed surplus over the vesting period of the options. Stock-based compensation is capitalized or expensed depending upon the services performed.

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract No. 146 (“EIC 146”). All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with EIC 146. EIC 146 recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Flow Through Shares continued

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. The amount of Restricted Cash spent in 2006 on resource property exploration was $1,159,182 (2005- $568,418; 2004 - $nil).

Foreign Currencies

The Company’s functional currency is the Canadian dollar. Overseas transactions are principally denominated in Russian Rubles and US Dollars. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss

For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates except for amortization, which will be translated at the historical rate. Gains and losses on translation of monetary assets and monetary liabilities are included in the determination of net loss.

Asset Retirement Obligations

Effective January 1, 2004, the Company has adopted CICA 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

There was no material impact on the financial statements resulting from the adoption of Section 3110 in the current or prior periods presented, as the Company has only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES – Continued

Comparative Figures

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

Segmented Information	The Company has determined that it has one business segment, the exploration and development of resource properties. Information by geographical area is disclosed in Note 10.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest. The impact of implementing these new standards has not yet been determined.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

	(iii)	CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

3.	RESOURCE PROPERTIES

a)	Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on September 15, 2004, the Company acquired a 100% undivided interest in two mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendors, by making payments totaling $120,000 (of which $50,00 was paid during the year ended December 31, 2006) and issuing 350,000 common shares of the Company to the vendors as well as completing an exploration program totaling $1,550,000 on the property.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

a)	Beale Lake Property, Liard Mining District, British Columbia continued

A bonus of 650,000 common shares of the Company is payable to the vendors in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of a further $1,000,000, also has the option to buy out 1% of the net smelter return royalty (40% of the total net smelter return royalty). There is also a yearly $20,000 advance on the royalty commencing October 1, 2008.

By a Purchase Agreement dated September 29, 2005, the Company acquired a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding the Beale Lake property, subject to a 2% net smelter return royalty payable to the vendors, by making a cash payment of $200,000 and issuing 2,500,000 common shares of the Company to the vendors. A finder’s fee of 300,000 shares was also paid (Note 11).

The Company has decided, due to poor preliminary assay results and the Company’s focus on the recently acquired Russian gold projects in Chukotka and Irkutsk, to write-down its investment in the Beale Lake Project, reducing its focus on the Beale Lake Project until such time as the Company is able to devote the time and financial resources to properly assess the mineral potential of the property. For the year ended December 31, 2006, the Company has written-down $3,359,586 in acquisition and exploration costs associated with the Beale Lake property (See Note 3(e)). A balance of $50,000 remaining in the Beale Lake resource property costs represents the value of the original bond set aside by the Company for reclamation work on the property once all exploration has ceased.

b)	Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company acquired a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia. This agreement also subjects the Company to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Company holds an interest in the Harrison Property Claims. Under the terms of the agreement the Company made payments totaling $25,000, issued 200,000 common shares and completed a work program of $300,000 plus filing fees for assessment purposes.

The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims. As at December 31, 2006, although the purchase terms had been met, the Company had not entered a joint venture with respect to this property.

By a letter agreement dated September 5, 2005, the Company purchased a 100% interest in the Bloom 1 – 10 mineral claims, located west of and adjoining the Harrison Lake property, subject to a 2% net smelter return royalty payable to the vendor, by making payments of $40,000 and by issuing 500,000 common shares of the Company to the vendor.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

	c)	Elvenie, Tumannoye & Kankaran properties, Chukotka Autonomous Okrug, Russia

At a Russian Federal Subsoil Agency auction held on August 17, 2006, the Company acquired the exclusive rights to two exploration properties in the Chukotka autonomous region of northeast Russia. The properties include 12 square kilometers comprising the Elvenei deposit, located in central Chukotka, approximately 110 km from Bilibino and 540 km from Pevek, and 10.9 square kilometers comprising the Tumannoye deposit, located in the northern part of the Chukotski peninsula. The Company paid $1,439,404 and $1,341,875 respectively for the rights to Elvenei and Tumannoye. To maintain their rights to the properties, the Company must incur annual exploration expenditures for a 25-year period. The total expenditures (denominated is Russian Rubles) over the 25-year period must exceed $229,000 and $207,000 respectively for the Elveney and Tumannoye properties.

The Company paid $1,397 to acquire a 5-year license to perform geological study work on the Kankaran property located in the Chukotka autonomous region. The area of the property comprises 325 square kilometers and is located 150 km south of the regional centre, Anadyr. The Company has the right to acquire an additional 20-year license to perform gold extraction work without auction tender. To maintain the 5- year license, the Company must incur annual exploration expenditures. The total expenditures (denominated in Russian Rubles) over the 5-year period must exceed $10,500.

	d)	KM Gold properties – Koralveem River and Egilknyveem River

On November 30, 2006 KM Gold acquired exclusive rights to two exploration properties in Chukotka Autonomous Region upon winning auction bids on these properties. The properties include 0.15 square kilometers comprising the Koralveem River deposit and 1.27 square kilometers comprising the Egilknyveem River deposit, both of which are located on the territory of Bilibinskiy in the municipal area of the Chukotka Autonomous Region. The Company paid $86,197 and $81,477 respectively, for the rights to the Koralveem River and Egilknyveem River properties. There are no minimum expenditure commitments in connection with these properties.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES – Continued

	e)	Mineral Interests

Resource properties expenditure breakdown:

	Beale Lake	Harrison	Elvenie	Tumannoye	Other	Total
Balance, January 1, 2005	$112,673	$245,007	-	-	-	$357,680
Additions during 2005:
Acquisition costs:
Paid in cash	251,000	40,000	-	-	-	291,000
Paid in shares	1,051,000	252,500	-	-	-	1,303,500
Exploration costs:
Assays and reports	11,931	1,249	-	-	-	13,180
Consulting/engineering	21,288	21,223	-	-	-	42,511
Equipment & supplies	142,235	108,137	-	-	-	250,372
Field personnel	78,276	82,096	-	-	-	160,372
Filing fees	2,364	7,498	-	-	-	9,862
Geophysical survey	30,150	39,121	-	-	-	69,271
Mobilization/Demobilization.	29,519	10,463	-	-	-	39,982
Reclamation bond	50,000	20,000	-	-	-	70,000
Travel	1,168	-	-	-	-	1,168
Total exploration costs	366,931	289,787	-	-	-	656,718
Balance, December 31, 2005	1,781,604	827,294	-	-	-	2,608,898
Additions during 2006:
Acquisition costs:
Paid in cash	50,000	-	1,439,404	1,341,875	169,071	3,000,350
Paid in shares	75,000	-	-	-	-	75,000
Exploration Costs:
Assay and reports	21,217	-	-	-	-	21,217
Consulting/engineering	115,991	9,569	19,963	16,334	-	161,857
Diamond drilling	343,523	-	-	-	-	343,523
Equipment & supplies	666,533	25,025	300,144	280,405	-	1,272,107
Field personnel	281,817	20,952	-	-	-	302,769
Filing fees	-	6,479	-	-	-	6,479
Mobilization/Demobilization	69,901	-	258,648	316,123	-	644,672
Travel	4,000	-	-	-	-	4,000
Total exploration costs	1,502,982	62,025	578,755	612,862	-	2,756,624
Property costs write-down	(3,359,586)	-	-	-	-	(3,359,586)
Balance, Dec 31, 2006	$50,000	$889,319	$2,018,159	$1,954,737	$169,071	$5,081,286

f)	Resource property investigation expenditures

Funds advanced to Chukot by the Company (and subsequently used for exploration purposes by Chukot) were intended to be an initial expression of interest in possible acquisitions of the mineral properties in Chukotka. These expenditures were only capitalized after the acquisition of the two properties was approved by the Russian government which occurred on October 31, 2006 and November 23, 2006.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

3.	RESOURCE PROPERTIES - Continued

	f)	Resource property investigation expenditures continued

Acquisition costs for the properties in Irkutsk which were incurred in 2006 and consisted of labour and expenses were also expensed as resource property investigation expenditures since the acquisition of the interest in Irkutsk from the shareholders of ML was not completed until January, 2007 (Note 7).

In addition, consistent with the terms of the related acquisition agreement, advances for the acquisition of the ML shares totalling $1,171,250 were also expensed as a penalty for the delay in the closing of the transaction.

	2006 $	2005 $	2004 $
Chukotka expenses:
Consulting and engineering	465,231	-	-
Labour and expenses	356,204	59,795	-
Legal expenses	125,861		-
Mobilization/Demobilization	65,140	-	-
Travel expenses	52,135	25,000	-
Total Chukotka expenses	1,064,571	84,795	-

Irkutsk expenses:			-
Labour and expenses	216,214	-	-
Legal expenses	125,860		-
Penalty for delay in closing of	1,171,250	-	-
transaction
Total Irkutsk expenses	1,513,324	-	-

Total Property Investigation expenses	2,577,895	84,795	-

4.	PROPERTY, PLANT AND EQUIPMENT

			2006	2005
	Cost $	Accumulated	Net $	Net $
		Amortization $
Exploration equipment	1,917,505	-	1,917,505	-
Exploration camp	117,307	-	117,307	-
Office equipment	5,677	-	5,677	-
Total	2,040,489	-	2,040,489	-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

4.	PROPERTY, PLANT AND EQUIPMENT - Continued

During 2006 the Company acquired two D-9 Caterpillar earthmovers at a cost of $1,815,855, a skid-mounted Longyear 38 diamond drill rig at a cost of $101,650 and a five unit B & B Wilson Camp for $117,307, all to be used for the exploration program in Chukotka starting in 2007. Since these assets were not in use as at December 31, 2006 amortization has not been recorded for 2006.

5.	VARIABLE INTEREST ENTITIES

Chukot, Baykal and KM are VIEs of the Company. See Note 2 for further details. Subsequent to the elimination of the intercompany balances and transactions, Chukot, Baykal and KM had net assets of $3,213,792, $1,167,062 and $227,539 at December 31, 2006 respectively and net losses (income) of $209,753, ($1,454) and $ 17,262 respectively incurred subsequent to becoming VIEs and included in the consolidated statement of loss for the year ended December 31, 2006.

As the Company has no equity interest in the VIE’s at December 31, 2006, the maximum exposure of loss by the Company in the VIE’s was the amount receivable from Chukot totalling $4,791,462. This amount (and the amounts loaned from Chukot to Baykal and KM) has been eliminated upon consolidation.

6.	DEPOSITS

Funds in the amount of $249,356 (2005 - $Nil) were advanced as deposits on the Left Koralveem River and Maingy-Pauktuvaam River properties in Russia. These deposits were made to reserve the Company’s interests in these properties. The acquisitions were completed in 2007 with payments of $1,250,000 and $10,000 respectively.

7.	RESTRICTED CASH AND THE ACQUISITION OF ML

In December 2006, the Company’s Agents completed an initial equity funding in connection with a $30,000,000 financing which closed in January, 2007. The initial financing raised $21,590,000 of which $9,590,000 remained in escrow at December 31, 2006. The $21,590,000 was refundable if the Company was unable to complete its acquisition of a 51% interest in ML.

On December 21, 2006 the Company received $12,000,000 in subscription funds. The funds were made available to the Company in advance of the issuance of the shares as the funds were required to complete the first phase of the acquisition of the 51% interest in ML (which owns the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of East Siberia, Russia). Of this amount, $11,927,370 (the restricted cash) (2005 - $Nil) was transferred to a bank account in Russia to be used to purchase the interest in ML, per the terms of the Acquisition Funds Agreement, the $12,000,000 advance would need to be returned to the Subscription Receipt Agent if the 51% interest in ML

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

7.	RESTRICTED CASH AND THE ACQUISITION OF ML - Continued

was not acquired by December 31, 2006. As the Company was unable to complete the acquisition by December 31, 2006 the entire amount is recorded as a liability. The Company signed an Amended and Restated Acquisition Funds Agreement on January 2, 2007 which gave it until January 15, 2007 to complete the ML acquisition. On January 9, 2007, the Company finalized the acquisition of the 51% interest in ML, by paying US $10,148,000 to the former shareholders and thereby enabling the balance of the funds from the initial funding in the amount of $9,590,000 in escrow to be released.

The 51% interest in ML was acquired from six arm’s length individuals who retain the remaining 49% interest. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US $8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects.

In connection with the ML acquisition, the Company must incur US $12,000,000 in exploration expenses on two projects over four years. After the US $12,000,000 in exploration costs have been incurred, a “C2” calculation will be prepared and the Company will be obligated to pay the original shareholders of ML US $10 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.

On January 11, 2007, upon completion of the ML acquisition and in accordance with the subscription receipt agreement between the Company, Kingsdale Capital Markets Inc. (the “Agent”) and Computershare Trust Company of Canada, the $21,590,000 subscription receipts issued at the first closing on December 21, 2006 of the Company’s offering of up to 25,000,000 subscription receipts were exercised for an equivalent number of common shares. On January 15, 2007, the final tranche of the 25,000,000 subscription receipts and the agent’s 5,000,000 overallotment subscription receipts were exercised by the Agent and converted into 8,410,000 common shares for a total of 30,000,000 common shares and gross proceeds of $30,000,000. In January, 2007 the Company paid a cash commission equal to 7% of the gross proceeds to the Agent and its selling group members and also issued to the Agent and its selling group members a total of 2,100,000 non- transferable broker warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of $1.00 for a period of two years from the date of issue. The net proceeds received in connection with the portion of the financing which closed in January 2007 was $7,796,559. As at December 31, 2006, $210,051 of legal and accounting fees related to this share issuance had been recorded as Deferred Financing Costs (2005 - $nil)

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

8.	DUE TO ARAX ENERGY INC.

During 2006, the Company entered a verbal agreement with an unrelated third party, Arax Energy Inc. (“Arax”) to acquire interests, for Arax, in ZAO Vozrozhdenie (“Voz” – a Russian private company). In connection therewith the Company was advanced $5,776,460 in 2006 from Arax. The Company (through Chukot) then acquired a 26% ownership interest in Voz (with deposits on an additional 10% ownership interest) for $6,264,576. Subsequent to December 31, 2006, Arax advanced the Company $1,784,461 to finance the final payments on the deposits made on the 10% ownership interest and to acquire an additional 8% ownership interest. As the Company was not contractually able to settle the initial advance from Arax with the shares of Voz at December 31, 2006, the amounts are not shown on a net basis on the Balance Sheet.

The Investment in Voz has been recorded at cost as it was determined that the Company does not have significant influence over the operations, investing or financing of Voz.

On June 29, 2007, the Company, through Chukot signed a Share Purchase Agreement with Arax to facilitate the settlement of the amounts owed to Arax with the Voz shares as described above. The Share Purchase Agreement is subject to certain conditions which the Company is required to meet. The Company does not anticipate difficulties in meeting these conditions and anticipates the timely completion of the Share Purchase Agreement. Should the Company be unable to complete the Share Purchase Agreement, the amounts recorded in connection with the above described transactions could be subject to a material adjustment in the near term

Subsequent to December 31, 2006, the Company sold to a company owned by a director of the Company a 4% interest in Voz for approximately $750,000.

9.	LOANS PAYABLE

	2006 $	2005 $
EH & P Investments Ltd.	800,000	-
Others companies in Russia	395,109	-
Total loans payable	1,195,109	-

As at December 31, 2006 there were outstanding loans payable of $1,195,109 (2005 - $nil), including a bridge loan of $800,000 from EH & P Investments Ltd. to assist the Company until the completion of its $30 million financing (Note 7). The loan is unsecured, owed to an unrelated party, is non-interest bearing and payable upon demand. The loan was repaid subsequent to the year-end. Loans totaling $395,109 were made by various companies in Russia in order to facilitate an orderly process for certain mineral property auctions the Company was participating in. The loans are unsecured, owed to unrelated parties, are payable upon demand and bear interest at rates ranging from 0% to 1% per annum.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

10.	SEGMENTED INFORMATION

The following table summarizes the Company’s current assets by geographic location:

	Canada $	Russia $	Total $

Balance at December 31, 2005:
Resource Properties	2,608,898	-	2,608,898

Balance at December 31, 2006:
Property, plant and equipment	-	2,040,489	2,040,489
Resource Properties	939,319	4,141,967	5,081,286
	939,319	6,182,456	7,121,775

11.	SHARE CAPITAL

The Company has authorized an unlimited number of common shares without par value.

a)	Issued common shares:

	2006		2005		2004
	Number		Number		Number
	Of Shares	Amount	of Shares	Amount	Of Shares	Amount

Balance, beginning of year	28,191,625	$9,614,917	11,633,900	$5,753,710	2,412,500	$4,631,400
Issued during the year for:
Common shares - cash (1) (3)	8,175,500	4,177,537	6,637,500	1,238,008	8,871,400	942,310
Flow-through shares - cash (2)	-	-	5,444,000	1,138,143	-	-
Corporate finance units	-	-	500,000	125,000	-	-
Settlement of debt	-	-	-	-	1,200,000	180,000
Cancelled, old escrow and
property earn-out shares	-	-	-	-	(850,000)	-
Warrants exercised	13,643,225	5,436,116	176,225	44,056	-	-
Options exercised	385,000	96,250	50,000	12,500	-	-
Property	100,000	75,000	3,750,000	1,303,500	-	-
Balance, end of year	50,495,350	$19,399,820	28,191,625	$9,614,917	11,633,900	$5,753,710

(1)	Net of share issue costs of $50,517 (2005 - $486,992; 2004 - $94,400) of which the full amount (2005 - $361,992; 2004 - $94,400) was paid in cash.

(2)	Net of renouncement of future income tax recovery of $nil (2005 - $589,457; 2004 - $nil) from flow-through shares

(3)

A valuation has been determined using the Black Scholes formula (assuming 72.1% volatility, nil dividends and a risk-free interest rate of 3.96% to 3.97% for a 24 month term) for the subscription warrants issued as part of the unit financings which occurred during 2006. $949,871 has been recorded separately as Warrants to Purchase Common Shares in Shareholders’ Equity. This amount represents the initial $1,767,571 valuation of the warrants less $817,700 related to warrants exercised during the year.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

a)	Issued common shares continued

On February 14, 2006, pursuant to a non-brokered private placement, the Company issued 4,768,500 units for gross proceeds of $2,622,675. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.75 for a two year period.

On June 30, 2006, the Company issued 100,000 common shares at a price of $0.75 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On September 11, 2006, pursuant to a non-brokered private placement, the Company issued 3,407,000 units for gross proceeds of $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period.

On March 15, 2005, the Company issued 200,000 common shares at a price of $0.15 per share to the vendor of the Harrison Lake property (Note 3 (b)). The shares were valued based on the fair value of the shares at the time of issuance.

On June 21, 2005, pursuant to an initial public offering, the Company issued 3,000,000 flow-through units for gross proceeds of $750,000 and 6,200,000 share units for gross proceeds of $1,550,000. Each flow-through unit consisted of one flow-through common share and one-half of a share purchase warrant and each unit consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.35 for a two-year period. As part of a corporate financing fee, the Company issued 500,000 units to the agents at a price of $0.25 per unit based on the estimated fair value of the shares at the time of issuance, the terms for these units being the same as above. Pursuant to the underwriting, the agents received agent share purchase warrants amounting to 12% of the total number of shares financed or 1,104,000 agent share purchase warrants. Each agent share purchase warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a two-year period.

On June 22, 2005, the Company issued 150,000 common shares at a price of $0.25 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the estimated fair value of the shares at the time of issuance.

On June 30, 2005, the Company issued 100,000 common shares at a price of $0.335 per share to the vendors of the Beale Lake property (Note 3 (a)). The shares were valued based on the market price of the shares at the time of issuance.

On November 7, 2005, the Company issued 500,000 common shares at a price of $0.445 per share to the vendor of the Bloom mineral claims (Note 3 (b)). The shares were valued based on the market price at the time of the issuance.

On December 22, 2005, the Company issued 2,500,000 common shares at a price of $0.35 per share to the vendor of the property surrounding the Beale Lake property (Note 3 (a)).

The shares were valued based on the market price at the time of the issuance.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL - Continued

On December 22, 2005, the Company issued 300,000 common shares at a price of $0.35 per share as a finder’s fee for the acquisition of the additional claims surrounding the original Beale Lake property (Note 3 (a)). The shares were valued based on the market price at the time of the issuance.

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

On March 31, 2004, the Company issued 2,100,000 common shares to directors and officers of the Company for gross proceeds of $21,000 (a total of 850,000 old escrow and property earn-out shares were cancelled).

On March 31, 2004, the Company issued 1,200,000 common shares as debt settlement to debt holders at a price of $0.15 per share. The shares were valued based on the fair value of the shares at the time of issuance. No gain or loss was recorded for the settlement.

b)	Shares in Escrow

Pursuant to an escrow agreement, 1,101,600 shares were released from escrow during the year ended December 31, 2006 (2005 – 918,000 shares; 2004 – nil shares). As of December 31, 2006 there were 1,652,400 shares remaining in escrow (2005 – 2,754,000; 2004 – 3,672,000).

c)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2006 and 2005:

	Number	Weighted Average
		Exercise price ($)
Balance, January 1, 2004	-	-
Issued:	6,771,400	0.25
Balance, December 31, 2004	6,771,400	0.25
Issued:	6,391,500	0.35
Exercised:	(176,225)	0.25
Balance, December 31, 2005	12,986,675	0.30
Issued:	6,472,000	0.78
Exercised:	(13,643,225)	0.40
Balance, December 31, 2006	5,815,450	0.60

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

c)	Warrants continued

A summary of the warrants outstanding at December 31, 2006 is as follows:

Number	Exercise Price ($)	Expiry Date
2,045,650	0.35	June 21, 2007
409,800	0.25	June 21, 2007
125,000	0.60	December 30, 2007
1,701,500	0.75	February 14, 2008
1,533,500	0.85	September 11, 2008
5,815,450

Subsequent to December 31, 2006, 2,808,950 warrants were exercised and 16,500 warrants expired at a weighted average exercise price of $.38 and $.35 respectively

d)	Stock Options

The Company has two stock option plans (the “Plans”) established in 2006 and 2004, for directors, officers, employees and consultants. The Plans permit the granting of options to purchase 20% of the shares outstanding. The Plans provide that:

i)

any options granted pursuant to the Plans shall be non-assignable and non- transferable and expire not later than five years after the date of grant and also provides that the options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company.

	ii)	the number of common shares issuable pursuant to the Plans to any one person in any 12 month period shall not exceed 5% of the outstanding common shares.

The Board of Directors has determined the time during which options shall vest as follows: vesting to be one third on the date of grant and one third on each of the second and third anniversaries of the date of grant.

The following table summarizes the number of stock option transactions and the weighted average exercise prices thereof:

	Number of	Weighted Average
	options	Exercise Price ($)
Outstanding at January 1, 2004 and 2005	1,200,000	0.25
Granted:	3,200,000	0.25
Exercised:	(50,000)	0.25
Outstanding at December 31, 2005	4,350,000	0.25
Granted	2,800,000	0.80
Exercised	(385,000)	0.25
Outstanding at December 31, 2006	6,765,000	0.48

Subsequent to December 31, 2006, 471,500 options were exercised with a weighted average exercise price of $.50

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

11.	SHARE CAPITAL – Continued

d)	Stock Options continued

A summary of the common share options that are outstanding compared to those vested at December 31, 2006 is as follows:

Date of Grant	Outstanding	Vested	Exercise Price	Expiry Date

December 30, 2003	870,000	870,000	$0.25	December 30, 2008
July 11, 2005	3,095,000	2,133,333	$0.25	July 11, 2010
January 13, 2006	1,250,000	416,666	$0.60	January 13, 2011
July 11, 2006	500,000	166,666	$0.66	July 11, 2011
October 2, 2006	800,000	266,666	$1.12	October 2, 2011
November 8, 2006	250,000	83,333	$1.00	November 8, 2011

	6,765,000	3,936,664

As at December 31, 2006 the Company had 3,936,664 exercisable options (2005 – 2,216,666; 2004 – 800,000).

A consultant was issued 500,000 options, with an exercise price of $0.60, for consulting services provided during the year ended December 31, 2006. This consultant was also a member of management of Arax Energy Inc. (see note 8).

Subsequent to December 31, 2006, the Company issued 750,000 options with an exercise price of $2.00 and an expiry date of April 18, 2012, to a consultant.

12.	STOCK-BASED COMPENSATION

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined using the Black-Scholes option pricing model. The related compensation cost of $2,648,431 (2005 - $320,881; 2004 - $nil) was recognized in the Statements of Loss and Deficit under the relevant administrative expense as follows:

	2006	2005	2004
	$	$	$
Income statement items
Consulting fees	1,750,108	65,179	-
Investor Relations and communications	164,140	15,041	-
Management fees	734,183	240,661	-
	2,648,431	320,881	-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

12.	STOCK-BASED COMPENSATION – Continued

The granted options at the December 31, 2005 year-end exceeded the number of options authorized in the “2004 Plan”. As a result, as at December 31, 2005, the fair value of these unauthorized options of $202,879 was recorded as “unratified stock compensation” on the balance sheet to account for the potential cash settlement of these options. The 2006 Plan was ratified by disinterested shareholders at the Company’s Annual General Meeting held on May 25, 2006. The potential liability of the previously unauthorized options was revalued upon ratification and the difference in fair value of $48,075 was recognized as a loss in 2006. The liability was then reclassified into equity.

Contributed surplus	$
Balance, January 1, 2005	122,500
Stock based compensation on authorized options	118,002
Balance, December 31, 2005	240,502
Reclassification of unratified stock compensation from liability to equity	250,954
Stock based compensation	2,648,431
Balance, December 31, 2006	3,139,887

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2006	2005	2004

Risk-free rate %	3.97	3.34	-
Dividend yield %	Nil	Nil	-
Volatility factor of the expected market price
of the Company’s common shares %	72.1	80	-
Weighted average expected life of the options
(months)	60	60	-

13.	FUTURE INCOME TAXES

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005	2004
Net operating and capital losses	$1,668,954	$427,962	$196,306
Flow through shares	(86,498)	(589,457)	-
Resource properties	643,332	-	-
Property, plant and equipment	153,317	-	-
Financing costs	126,370	-	-
Valuation allowance	(2,591,973)	(427,962)	(196,306)
Future tax assets (liabilities)	$(86,498)	$(589,457)	$-

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

13.	FUTURE INCOME TAXES – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

		2006	2005	2004

Provision (benefit) at Canadian
statutory rate	$	(3,437,354)	$(316,175)	$(37,701)
Permanent differences		6,423	(33,232)	2,136
Non-deductible stock option compensation		920,047	109,484	-
Effect of reduction in statutory rate		-	8,267	-
Increase in valuation allowance		2,007,925	231,656	35,565
Future income tax recovery		$(502,959)	$-	$-

The Company has accumulated losses for Canadian income tax purposes of approximately $4,900,000 which may be carried forward and used to reduce taxable income in future years. Accumulated losses for Russian income tax purposes are nominal.

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $38,412 representing the tax effect of net operating losses which expired during the year.

The Company’s future tax assets also include $370,369 related to future deductions of share issuance costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

The valuation allowance as at December 31, 2006 was increased by $126,370 representing the tax effect of share issuance costs incurred in the period (2005 - $nil; 2004 - $nil)

The valuation allowance as at December 31, 2006 was increased by $153,317 representing the tax effect of the adjustment of acquisition of equipment (Note14) (2005 - $nil; 2004 - $nil).

The valuation allowance as at December 31, 2006 was increased by $85,458 representing the tax effect of translation exchange losses in the year (2005 - $nil; 2004 - $nil)

During 2006, the Company renounced $nil (2005 - $1,727,600; 2004 - $nil) of flow-through expenditures and recorded a future income tax liability of $nil (2005 - $589,457; 2004 - $nil) in accordance with the accounting treatment of Canadian flow-through shares.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

14.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

For the year ending December 31, 2006, the Company was charged $475,370 (2005 - $nil; 2004 - $nil) by a company owned by a director of the company for consulting fees related to the supply of equipment and services for the Chukotka project in Russia.

For the year ending December 31, 2006, the value of stock-based compensation granted to directors and officers totaled $ 938,976 (2005 - $131,907; 2004 - $nil).

For the year ending December 31, 2006, management fees charged by a director totaled $78,000 (2005 - $54,000; 2004 - $30,000)

As at December 31, 2006 the Company was owed $89,748 (2005 - $Nil) for loans made to a company (and its Russian subsidiary) owned by a director of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

As at December 31, 2006 the Company was owed $40,353 (2005 - $Nil) for loans made to a Russian company owned by a director and owner of a Variable Interest Entity of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

As at December 31, 2006 the Company was owed $6,944 (2005 - $Nil) for advances made to other related parties in Russia.

Unless otherwise noted, the above noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company is owed $103,092 (2005 - $Nil) by a company owned by a director of the Company for an overpayment on the supply of services and purchase of equipment for the Chukotka project in Russia. This related party expedited the movement of equipment and supplies from Canada to Russia for the Company and was paid for its services. The transaction related to the acquisition of equipment has been recorded at a carrying value of $1,933,162 with the $449,347 difference between the exchange and carrying values being charged against the Company’s Deficit.

15.	ADUSTMENT FOR ACCOUNTING ESTIMATES

Canadian Goods and Services Tax (GST) was accrued for the years from 1999 to 2003. The Company, however, was deregistered in those years for the GST. The adjustment represents the estimate of input tax credits that would have been recoverable in those years. As the Company was deregistered, the amount accrued has been written-off to the Statement of Loss in 2004.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

16.	SUBSEQUENT EVENTS

On January 17, 2007, the Company completed the acquisition of Chukot with the payment of US $327,750 to Chukot’s founding shareholder to acquire 100% of the ownership interest in the company (Note 2).

On January 17, 2007 the Company completed the acquisition of Baykal with the payment of US $500,000 to Baykal’s founding shareholder to acquire 100% of the ownership interest in the company (Note 2). An additional US $403,500 is payable to Baykal’s founding shareholder if the remaining 49% interest in ML is acquired.

On February 1, 2007 the Company entered into a management services agreement with an unrelated Russian company (“the Management company”) wherein the Company will pay $US 156,800 and $US 18,950 per month for management services related to the exploration of the Russian mineral properties and lease and operation of an office space respectively. A 150,000,000 Russian ruble line of credit was provided to the Management company to finance operations. As of June 21, 2007 the Management company had been advanced 13,200,000 Russian rubles on the line of credit.

On April 26, 2007 the Company entered into an agreement to pay 4,381,640 Russian Rubles ($191,000) to KM’s founding shareholder to acquire a 100% ownership interest in KM (Note 2).

On June 8, 2007 the shareholders of the Company changed, subject to regulatory approval, the Company’s name to Zoloto Resources Ltd.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

	a)	Resource Properties and Exploration Expenditures

In accordance with United States generally accepted accounting principles (“US GAAP”), costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs may be deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred.

A penalty in the amount of $1,171,250 related to a delay in closing the acquisition of ML (Note 7) was included in resource property investigation expenditures in the Consolidated Statement of Loss per Canadian GAAP. Under US GAAP the penalty has been treated as a deferred acquisition cost and recorded as an asset in the year the costs were incurred.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

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

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

	d)	Flow-through Shares

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2006, the Company renounced $nil (2005 - $1,727,600; 2004 - $nil) in expenses and recorded, under Canadian GAAP, a future income tax recovery of $502,959 (2005 - $nil; 2004 - $nil).

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

	d)	Flow-through Shares continued

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

Under US GAAP, the proceeds of sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expense. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for all the periods presented.

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

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

	f)	Consideration given in excess of carrying value on acquisition of equipment (Note 14)

The Company acquired equipment during the year at an amount exceeding the carrying value (which approximates the fair value) of the equipment. As the transaction, under Canadian GAAP, does not meet the criteria of a related party transaction within the normal course of business, the $449,347 difference between the exchange amount and the carrying value has been charged, under Canadian GAAP, against the Company’s Accumulated Deficit during the Exploration Stage. Under US GAAP the transaction should be recorded at fair value and the excess amount has been expensed in the period incurred.

The impact of the above on the financial statements is as follows:

STATEMENTS OF OPERATIONS AND DEFICIT

	2006 $	2005 $	2004 $
		(Restated)	(Restated)

Net loss per Canadian GAAP	(9,455,643)	(926,656)	(105,843)
Adjustments related to:
Resource property expenditures	(1,585,374)	(656,718)	(190,595)
Cash for resource property acquisitions	(3,000,350)	(291,000)	(37,500)
Shares for resource property acquisitions	(75,000)	(1,303,500)	-
Write-off of resource property in year	3,359,586	-	-
Consideration given in excess of carrying value on
acquisition of equipment	(449,347)	-	-
Net loss per US GAAP	(11,206,128)	(3,177,874	(333,938)

Loss per share before and after extraordinary item,
per US GAAP
Basic and diluted	(0.27)	(0.18)	(0.04)

BALANCE SHEETS

Total assets per Canadian GAAP	26,647,091	3,884,169	472,366
Adjustments related to:
Deferred acquisition costs	1,171,250
Resource property and expenditure write-off	(5,081,286)	(2,608,898)	(357,680)
Total assets per US GAAP	22,737,055	1,275,271	114,686

Total liabilities per Canadian and US GAAP	19,844,941	886,188	451,938

Shareholders’ equity (deficit) per Canadian GAAP	6,802,150	2,997,981	20,428
Adjustment related to:
Deferred acquisition costs	1,171,250	-	-
Resource property and expenditure write-off	(5,081,286)	(2,608,898)	(357,680)

Shareholders’ equity (deficit) per US GAAP	2,892,114	389,083	(337,252)

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

STATEMENTS OF CASH FLOWS
	2006 $	2005 $	2004 $
Cash flows used in operating activities per Canadian GAAP	(3,545,303)	(643,398)	(49,859)
Adjustment for Deferred acquisition costs	1,171,250	-	-
Adjustments for mineral properties and exploration costs	(5,756,974)	(947,718)	(228,095)
Cash flows used in operating activities per US GAAP	(8,131,027)	(1,591,116)	(277.954)
Cash flows used in investing activities per Canadian GAAP	(25,528,930)	(2,106,900)	(228,095
Adjustment for deferred acquisition costs	(1,171,250)	-	-
Adjustment for mineral properties and exploration costs	5,756,974	947,718	228,095
Adjustment for related party advances	(240,137)	-	-
Cash flows used in investing activities per US GAAP	(21,183,343)	1,159,182	-

Cash flows used in financing activities per Canadian GAAP	29,256,155	2,735,321	278,443
Adjustment for related party advances	240,137	-	-
Cash flows used in investing activities per US GAAP	29,496,292	2,735,321	278,443

g)	New Accounting Pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

SUTCLIFFE RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
December 31, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

h) New Accounting Pronouncements continued

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes in the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring after the beginning of fiscal years that begin after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

19.B	Index to Exhibits

1.0	Articles of Continuance as currently in effect 1.
	a.	Articles of Amendment - Filed herewith
	b.	By-Laws 1.
2.0	Instruments defining the rights of holders of the securities being registered - Refer to Exhibit#1
3.0	Voting Trust Agreement – Not Applicable
4.0	Material Contracts 1.
	a.	Harrison Lake Agreement dated March 7, 2003, as amended 1.
	b.	Harrison Lake Joint Venture Agreement dated January 5, 2004, as amended 1.
	c.	Letter Of Intent dated February 5, 2003 with David Fleming, as amended 1.
	d.	Mineral Property Purchase Agreement with 606896 B.C. Ltd. dated September 5, 2005 2.
	e.	Purchase Agreement with Gambier Mining Corp. dated September 29, 2005 2.
5.0	List of Foreign patents - Not Applicable
6.0	Calculation of earnings per share – Not Applicable
7.0	Explanation of calculation ratios – Not Applicable

8.0	List of subsidiaries – Filed herewith
9.0	Statement pursuant to the instructions of Item 8.A.4 – Not Applicable
10.0	Notice required by Rule 104 of Regulation BTR – Not Applicable
11.0	Zoloto Resources Ltd. Code of Ethics 1.
12.0	Certifications pursuant to Section 302 of the Sarbanes Oxley-Act
	a.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith
	b.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith
13.0	Certifications pursuant to Section 906 of the Sarbanes Oxley Act
	a.	Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, furnished herewith
14.0	Legal Opinion required by Instruction 3 of Item 7B – Not Applicable
15.0	Other Exhibits
	a.	Stock Option Plan dated December 31, 2003 1.
	b.	Escrow Agreement dated December 1, 2003 1.
	c.	Sutcliffe Resources Ltd. Prospectus dated May 27, 2005 [1]
	d.	Notice of Annual Meeting and Information Circular dated May 3, 2007 3.
	e.	National Instrument 43-101 Independent Technical report dated March 20, 2007 4.

1. Incorporated by reference from our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on October 13, 2005.

2. Incorporated by reference from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006.

3. Incorporated by reference from our Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on June 15, 2007.

4. Incorporated by reference from our Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on June 15, 2007 (filed separately from footnote #3).

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zoloto Resources Ltd.
Registrant

Dated: July 30, 2007	Signed:	/s/ LAURENCE STEPHENSON
Laurence Stephenson
Chairman, President and CEO